06010609

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Hipotecario, SA

*CURRENT ADDRESS Reconquista 151
piso 7°
City of Buenos Aires
Argentina

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 06 2006
THOMSON
FINANCIAL

FILE NO. 82- 34946 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT: 2/1/06


HIPOTECARIA
annual report

Banco Hipotecario

annual report and financial statements for fiscal 2004

BANCO HIPOTECARIO S.A.



INDEX

06 Letter to shareholders
11 Macroeconomic environment
16 Introduction. Description of Business
21 Summary of the Bank's activities
31 Cédulas Hipotecarias Argentinas
(Argentine Mortgage-Backed Securities)
34 Management's Discussion and Analysis
47 Outlook and strategies for 2005
49 Board of Directors
53 Financial statements





letter to shareholders .01

In January 2004 we honored the cash payments committed under our debt restructuring process as scheduled and in the subsequent months we punctually paid the principal and interest services under such debt.

Dear shareholders:

I have the honor of addressing you to present the Bank's highlights during 2004.
In January 2004 we honored the cash payments committed under our debt restructuring process as scheduled and in the subsequent months we punctually paid the principal and interest services under such debt. We also repaid Central Bank borrowings as from March 2004 in accordance with the approved timetable.
The financial measures we developed allowed us to enjoy excess liquidity positions that ensured the availability of liquid funds to meet obligations and to take strategic actions in case of undesired changes in the variable conditions of our refinanced liabilities.
On the other hand, we managed to increase funding sources by taking cross-border loans for US$ 85 million. We took pride in seeing that two financial institutions of international renown such as Deutsche Bank and Credit Suisse First Boston International placed their confidence in the Bank's creditworthiness at a time when the Argentine Government had still not solved the problem of its defaulted sovereign debt.
In this context we adopted the decision to apply a portion of the excess liquid funds to buy back and retire restructured medium-term notes. This also implied that, in order to provide equitable treatment to all refinanced liabilities, we also concurrently prepaid Central Bank borrowings. These measures translated into a reduction in financial costs, lower debt exposed to variable conditions and the recovery of a portion of the assets given as collateral.
In May 2004 we felt that capital market conditions were favorable for re-launching a security with a long history of top-ranking performance in the Buenos Aires Stock Exchange: the Cédulas Hipotecarias Argentinas (Argentine Mortgage Backed Securities or CHA). We thus consummated the issue of the new Cédulas Hipotecarias Argentinas, designed as trust securities backed by housing mortgage loans that form the assets of a trust set up to such effect. Both the first series, issued in June for $ 50 million, and the second series, issued in November for $ 50 million, fully met underwriting expectations and allow us to anticipate that the offer of new series under the $ 500 million global program will be also successful.
As concerns our business performance, we made progress in our objective of expanding our product and service range in line with the Bank's business diversification strategy. We thus completed the implementation of comprehensive IT solutions, added new marketing channels and took several actions to achieve greater dynamism across the organization. The combination of these factors allowed us to increase the range of corporate and consumer credit lines offered, stimulate the opening of checking and savings accounts and the acceptance of a variety of time deposits. We also started to offer Visa credit cards, continued to actively engage in the purchase and sale of foreign currency and the settlement of foreign currency collections derived from export transactions, and we expanded our utility rate collection services and our diversity of insurance products. During this year, we also managed to increase the origination of housing mortgage loans, after the deep depression experienced in previous years.
With respect to regulatory compliance, we took care in preserving asset quality and applying prudent criteria in assessing counterparty, interest rate and market risk exposure in the consummation of new transactions. These aspects were pivotal in helping us achieve capitals significantly in excess of the minimum regulatory capital requirements since the beginning of 2004 and, in general, to meet the other technical ratios required by the Argentine Central Bank.
Our performance during the period resulted in an improvement in our net financial income, that translated into a net income of $ 279.1 million. This result, which exceeds our income for the previous fiscal year, shows that we have guided the Bank into its full financial consolidation.
In sum, the Bank's favorable development in terms of liquidity, creditworthiness, risk and profitability meant that, by the end of October last, the Superintendent of Financial and Exchange Institutions decreed the fulfillment of the regularization plan submitted by us.
From now on, so as to make the most of our achievements and consolidate our leading position in the system, we must inexorably face the challenge of generating growth. We are taking the steps necessary to consummate the acquisition of a foreign-capital banking institution that will soon place us in a foremost position in the Argentine financial business.
Finally, in the name of the Board of Directors I have the honor to preside, I wish to express my most sincere thankfulness to all our personnel for their loyalty and dedication, to our clients for the trust placed on us, to the officers of the enforcement agencies for their noble cooperation and to our shareholders for their support.

Clarisa D. Lifsic de Estol
Chairwoman





macroeconomic environment .02

The year 2004 might be described as the year in which the recovery in the Argentine economy gained strength.

This strengthening process started in the second quarter of 2002, with the country having posted growth for eleven consecutive quarters, which was consolidated in 2004 with an estimated in Argentina's gross domestic product (GDP) of 8.7%.

The year 2004 might be described as the year in which the recovery in the Argentine economy gained strength. This strengthening process started in the second quarter of 2002, with the country having posted growth for eleven consecutive quarters, which was consolidated in 2004 with an estimated in Argentina's gross domestic product (GDP) of 8.7%.

The main factors underpinning this recovery have been private consumption (retailers, manufacturing and construction industries) and investment. The scenario of stability in exchange rates and inflation rates resulting from prudent monetary policy and conservative fiscal policy led to growth.

The Central Bank of Argentina ("BCRA") completed in December 2004 a period of six consecutive quarters of strict compliance with the guidelines imposed in the monetary programs implemented.

Fiscal accounts, in turn, showed an unprecedented primary surplus as a result of the containment of public expenditures and an increase in tax revenues. The fiscal surplus accounted for 4% of GDP at year-end.

The financial system regained soundness in the framework of restored market confidence, an element essential for economic development. In relation to the financial system recovery process it should be noted that capital market transactions have been resumed through the issuance of negotiable obligations denominated in Pesos, financial trusts and forward exchange agreements to support foreign trade. And although the effects of the crisis have not yet been entirely overcome, prevailing favorable macroeconomic conditions allowed progress to be made in the process aimed at strengthening the financial system. Proof of this is that many entities have been capitalized and continued the turnaround of their financials.

At year-end attention was focused mainly in the launch of the offer to swap sovereign debt, scheduled for January 14, 2005. The Argentine Government's proposal consists in redeeming from the bond market bonds in default since January 2002 amounting to USD 102.6 billion and swapping them for new securities amounting to USD 41.8 billion. The percentage of the final acceptance obtained by the proposal will be decisive to strengthen the prevailing favorable environment and the evolution in the prices of financial assets.

Cumulative inflation in 2004 was in the region of 6.1% in spite of highly volatile prices in several basic shopping basket products. The Government's goal to maintain a curb on inflation was achieved in 2004 for the second consecutive year whereas forecasts for 2005 predict that the consumer price index may show inflation rates ranging from 6% to 9%, in line with the Government's forecasts and higher than those posted in 2004, mainly due to the adjustment in the public utilities rates and further movements in the process of recomposition of relative prices.

As regards prices, the primary challenges that the Argentine Government will face in 2005 are the following issues:

• conjugating a curb on inflation and a relatively high exchange rate,

• dealing with scheduled increases in gas and electricity rates at the wholesale level and their potential pass through to consumer prices,

• rising pressure to obtain a recovery in wages as expressed by various sectors.

The year 2004 came to an end with Argentina posting an unemployment rate for the last quarter of less than 13% after the creation of 866,000 jobs throughout the year. According to market expectations, the number of jobs to be created in 2005 as a consequence of growth in economic activities is estimated at 500,000, both in sectors that have already been highly dynamic in recent years such as industry and construction and in most services sectors, i.e., the sectors that sustained the harshest impact of the crisis and those which took longer to recover. As a result, at the end of 2005 Argentina might be posting unemployment rates at around 11%.

As regards the purchasing power of wage-earners, the second half of 2004 was a turning point thanks to the emergence of conflicts that accelerated the negotiation of some bargaining agreements and compelled the Government to grant a further salary raise by decree. According to forecasts, the rise in nominal salaries for 2005 has been estimated at an average of 8.7%. Compared to the year 2001, average wages as reported to the Tax Authorities (Administración Federal de Ingresos Públicos - AFIP) rose by 30% in nominal terms, which implies a drop in real terms of approximately 15%. As regards the situation in the informal sector of the economy, the loss of purchasing power amounts to 25%, according to the estimates prepared by the National Institute of Statistics and Census ("INDEC").

Tax revenues for 2004 amounted to $98,285 million, that is, 24.8% above the 2004 budget and a 35% increase compared to tax revenues for 2003 as a result of economic growth in excess of expectations and better and stricter management. The increase in tax revenues posted in 2004 is particularly due to rises in Value Added Tax (VAT), Income Tax and to a lesser extent, the Tax on Bank Credits and Debits.

For 2005, the budget estimates tax revenues to amount to $107,000 million. However, there might be a further $ 3 billion increase in the event the current pace of growth and good taxpayer behavior continued. Private analysts forecast that in 2005 Income Tax revenues will show lower growth and that the Tax Authorities will leave the current tax scheme unaltered in order to ensure that commitments are honored as conveniently as possible. There is a likelihood that the primary surplus for 2005 will be in line with the $ 18.5 billion collected in 2004, which would allow the country to meet its financial obligations for the year.

The process for the regularization of the financial system made further progress in 2004. Private sector deposits rose by 10% and the total volume of these placements stood for 18.5% of GDP. The profitability of the financial system continued to improve thanks to:

• an increase in the volume of brokerage activities,

• a decrease in the proportion of non-performing loans,

• an increase in fees for services, and

• higher financial income.

The positioning of local banking institutions in the financial system has gained strength and local banks ranked among the first institutions in terms of loans granted and decreases in interest rates.

The financing needs of companies and households led to a 27% increase in loans to the non-financial private sector in 2004, driven mainly by advances in checking accounts, documentary credits, consumer loans and credit card balance financing.

Loans to companies, credit lines for companies with no personal or real security – Advances and documentary credits – showed the highest levels of dynamism, Advances in checking accounts increased by over 44% ($ 2,095 million), whereas documentary credits increased by 40.1% ($ 2,677 million).

As regards consumer loans, unsecured consumer loans showed a 78.8% increase ($ 1,830 million) and credit-card balance financing showed a 39.4% ($ 889 million) increase.

Pledge loans, which have been showing an upward trend since March 2004, grew by 25.6% in the year ($ 340 million), whereas mortgage loans shrank by 6.1% ($ 342 million).

The volume of loans to the private sector as a percentage of GDP is still very low (9%) when compared to countries undergoing a similar stage of economic development and reveals that there is room for improvement in this area.

As regards deposits, banks have paid to depositors holding small-sized savings negative actual rates as a result of prevailing nominal interest rates ranging from 3% to 5% for traditional time deposits (those agreed at a fixed interest rate and with 30-day maturities) and of a 6.1% inflation rate.

The low interest rate phenomenon is due to the extensive availability of money in the hands of financial institutions and to their need to cut costs for the purpose of recovering from the major losses sustained during the crisis. Therefore, during 2004, there was an increase in the number of depositors who chose term deposits adjustable on the basis of the referential stabilization coefficient (Coeficiente de Estabilización de Referencia or CER, as per the acronym in Spanish), the indexation rate created subsequent to the devaluation to adjust agreements and bonds by reflecting the behavior of inflation, though with a slight lag.

In the domestic market approvals were granted for large, medium and small companies to issue debt for financing purposes. However, it should be noted that during 2004 there was a significant increase in the issuance of financial trusts which amounted to $ 350 million in the third quarter of the year, strengthening the trend towards increased direct access to the debt markets.

The Buenos Aires Stock Exchange, as measured by the variations in the Mer Val index (main reference index) closed the year with profits in the region of 30%. Some of the securities comprised by the leading share indicator showed rises in excess of 60%. Given this performance, the stock exchange market was able to effortlessly maintain its position in the ranking of the 10 stock exchanges with the highest increases, for the second straight year. Growth is closely related to the economic recovery that started in 2003 (with an annual growth rate in excess of 8%), which was reflected in the levels of economic activity recorded by companies and by their bottom lines.

Results have also been positive for holders of Government securities. Profits accumulated in the year amounted to 30.4% in accordance with the index of bonds prepared by the Argentine Institute of Capital Markets (Instituto Argentino de Mercado de Capitales - IAMC). Two main reasons account for the widespread improvement:

• in the case of the so-called "new" debt, issued by the National Government after the default and whose payment commitments have been honored ever since, the upward trend is a consequence of the strength shown by fiscal accounts and the dramatic growth in activity levels.

• in the case of the defaulted bonds, improvements are related to the growing optimism aroused by the coming redemption and exchange of such bonds for newly issued securities.

As regards investment, which has become the most dynamic

variable since the end of the crisis, the behavior observed in 2004 projects annual growth in excess of 30%, which in turn translates into a percentage close to 20% of GDP. A key issue for the formation of overall economic expectations for 2005, particularly due to its impact on investment decisions, will be the percentage of acceptance obtained by the Argentine Government's restructuring proposal for its defaulted debt. Should a significant level of acceptance be obtained, many investment projects, currently in the analysis stage, might be materialized, especially those related to large companies held by foreign capitals.

The other major issue in the determination of the level of investments is related to the loans offered by the financial system. The acceleration in loan-granting activities verified in the last months of 2004 is highly likely to continue in 2005 as a result of the increase in demand by the production sector and the need of banks to expand financial intermediation activities. If such were the case, there is a likelihood that interest rates will show an upward trend, including the borrowing rates, which might become positive in real terms if the inflation rate were to be maintained at low levels – ranging from 5% to 8% for the whole 2005 – as proposed by the Central Bank in the monetary program for 2005.

Ever since July 2002, the Central Bank has been accumulating reserves in a context of falling interest rates. The Central Bank closed 2004 with international reserves of US$ 19,598 million, evidencing an increase of over 38% (equivalent to US$ 5,479 million) in relation to the level shown in late 2003, the highest level in the last three years.

In 2004, the Peso accumulated nominal depreciations against the US Dollar, the Reais and the Euro. In relation to the US Dollar the nominal depreciation was only 0.4%, whereas depreciation against the Reais was 7.5% and against the Euro it was 8.6%.

In addition, acceleration in growth over the last months of 2004 established a significant floor of expansion for 2005, even though it would be reasonably logical to predict that the GDP growth rate would tend to moderate in relation to the strong reactivation experienced at the end of the crisis. Given these judgment elements, the GDP is forecast to grow during 2005 at a rate ranging from 5% to 6%. Specifically, the expansion average estimated in the Survey of Market Expectations (Relevamiento de Expectativas de Mercado - REM) compiled by the Central Bank, is a 5.4% increase (see attached table).

In principle, conditions in the macroeconomic context seem to suggest that such growth forecast is sound mainly because real GDP is lower than potential GDP for the Argentine economy, with the potential GDP defined as the maximum utilization of the stock of capital and workforce, and considering, additionally, the current mean productivity of the factors of production. Given these circumstances, there is still room for action in the development of active policies to encourage global demand in the economic system, particularly in consumption and investment, as has been the case in fiscal 2004.

Lastly, and in relation to the external sector of the economy, according to expectations, trade flows are projected to continue their upward trend, though at a slower pace than in 2004, based on the fact that the exchange rate will be maintained without major oscillations compared to its current levels. There is a likelihood that exports will benefit from an improved agricultural season and continued growth in the world economy –though at a slower pace than in 2004- and the robust expansion of the Brazilian economy, Argentina's main trade partner irrespective of the repeated conflicts in that arena. In contrast, the prices of some basic export commodities are expected to be lower than in 2004 – as in the case of soybean and oil – though maintaining a high level in historical terms. In short, it is feasible to project an amount of exports for 2005 in the region of US$ 35 billion.

Imports, which posted noteworthy growth in 2003 and 2004, are expected to grow though more moderately during 2005. As imports mainly consist of capital goods, they are likely to undergo a slowdown in the pace of expansion in line with a behavior similar to that expected from investments. This notwithstanding, the surplus in the foreign trade balance should continue to reduce –to a figure close to US$ 10 billion- but the high amount should be sustained, an issue indispensable for a country with a high level of indebtedness to foreign creditors.







introduction .03

The Bank aimed its efforts at restructuring its financial indebtedness and strengthening its financial coverage, managing loans, improving collection levels, restructuring delinquent loans and reducing operational costs.

The recent years in Argentina have been characterized by a process of major changes and Banco Hipotecario has accompanied such process. During such process, BHSA has focused on recovering financial stability and strengthening its liquidity position, implementing policies targeted at maximizing the value of its loan portfolio and increasing operational efficiency. To attain these objectives, the Bank aimed its efforts at restructuring its financial indebtedness and strengthening its financial coverage, managing loans, improving collection levels, restructuring delinquent loans and reducing operational costs. And at the same time, the Bank worked on the re-definition of its business strategy and in the development of universal banking activities on its current financial franchise.

In a context of growth in economic activities, price and exchange rate stability, increase in the level of bank financial intermediation and recovery of the local financial system, to Banco Hipotecario 2004 represents the starting point of a new business model and the attainment of a number of milestones in its history.

In January 2004, Banco Hipotecario successfully completed a process to restructure all its financial liabilities, aligning the payments of principal and interest with the Bank's cash flows, irrespective of the evolution of deposit stocks or flows, thereby becoming the first financial institution to achieve such goal.

Also in 2004 the Bank succeeded in ranking as the first Bank in terms of shareholders' equity and results among the private banks in the system. This achievement was possible as a result of significant improvements in the Bank's financial profile and operational margins, reduction in the level and cost of indebtedness, sustained progress in the levels of operational efficiency, continuous improvement in loan asset quality as well as the strengthening of its capital base.

Banco Hipotecario was the first bank to receive funding from foreign sources after the Argentine economic crisis, having access to funds granted by financial institutions for a total amount of US$ 85 million.

On top of the above, the Bank benefited, together with a few other banks, from an extension in the re-discount terms granted by the Central Bank and was among the first institutions that made prepayments of such funding facility.

In addition, the Bank became the first institution to establish a peso denominated Note Program in the local capital markets, backed with mortgages over residential housing units that were transferred to a trust.

As a result of the above achievements, the credit rating agency Standard & Poor's upgraded the Bank's counterparty credit rating in local currency to Investment Grade in the course of 2004 and at year end, the industry publication "LatinFinance" nominated Banco Hipotecario as "The Best Bank in Argentina 2004".

The Bank has also stepped up its lending business and the development of new products and services, making headway in the implementation of universal banking in its business diversification strategy.

For that purpose, throughout 2004 the Bank concentrated efforts in Information Systems and Technological Infrastructure Development to implement a comprehensive solution for the purpose of underpinning the expansion of its businesses into commercial banking. And together with this initiative, the Bank has started to create the areas considered necessary to attain the goal of diversified banking and it will continue with the analysis of its structure in order to design new areas to accompany the evolution of the business.

In the course of 2004, a wider range of credit lines was offered, new products were developed and launched and adequate sales channels and support areas were established to attain the objectives set for the next year. Fiscal 2004 boosted the final take-off of BHSA as a fully diversified financial institution.

Some of the Bank's launches during the year were: the VISA Banco Hipotecario credit card, with 8,000 cards having been issued as of December and the line of pledge loans. Additionally, origination of mortgage loans amounted to approximately $40 million, of consumer loans to $ 20 million and the corporate lending portfolio amounted to $222 million. The number of savings accounts has increased, and so have the balances held in them, and the same happened with time deposits, both by individuals and wholesale. The Bank has also continued work in expanding the range of the services offered to customers (safe deposit box rentals, leases of rooms for deed execution, transfers). In 2004, the scope of insurance activities was broadened to include as another insurance not related to financial activities, the ATM insurance and the "Vida Plus" life insurance product. The number of insurance policies not related to financial activities sold by the bank was 23,000.

In order to attain the above figures, the Bank has started to expand its distribution channel network by closing agreements with companies, engaging in telemarketing and direct marketing activities and also closing agreements with retailers, employing in each case the most adequate channel for each product.

Another major objective set by Banco Hipotecario continues to be increased efficiency. In this respect, work is underway in projects aimed at reducing costs, improving response times and customer service quality.

BHSA has recovered its position as an active player in the domestic capital market with the placement of two series of Mortgage-backed Securities for a nominal amount of $ 100 million. On June 25, BHSA placed in the local capital markets the first series of "Cédulas Hipotecarias Argentinas" for a nominal amount of $50 million. This amount comprised $ 40 million of Senior Bonds, $5 million of Subordinated Bonds and $5 million of Certificates of Participation. The issuance was largely oversubscribed and demand was 1.5 times the amount issued, with major participation by retail investors and institutional investors. The placement of that Series was successfully closed on November 17. At closing, the issuance received bids 3 times in excess of the amount of Senior Fiduciary Bonds authorized for issuance, with $ 40 million in nominal value, proof of the significant demand generated by this instrument.







In 2004 the Bank was devoted to the development of a broad range of new products while continuing to manage its traditional product, **Mortgage Loans**.

The Bank worked permanently on opening alternative marketing channels to accompany the change in strategy introduced in 2003 to transform BHSA into a diversified financial institution.

4.1 Business Activities

In 2004 the Bank was devoted to the development of a broad range of new products while continuing to manage its traditional product, Mortgage Loans.

The Bank worked permanently on opening alternative marketing channels to accompany the change in strategy introduced in 2003 to transform BHSA into a diversified financial institution.

The new products include: Retail Time Deposits, Safe Deposit Boxes, Checking Accounts, Purchase and Sale of Foreign Currency, Securities Transactions, Corporate Loans in Foreign Currency, Factoring (Check Discounts), Consumer Loans, Loans to Mutual Associations, Pledge Loans, Leases of Rooms for Deed Execution, Transactions through Western Union, Pago Fácil, Product Package (Paquete de Productos), and, in conjunction with BH Seguros, sales of alternative insurance products such as "Comprehensive Household Insurance", "Personal Accident Insurance", "Health", "Vida Plus" and "ATM (coverage in automatic teller machines)".

In the area of Mortgage Loans, the Bank successfully opened various alternative sales channels: provincial banks that did not carry mortgage loans before; Association of Notary Publics of the City of Buenos Aires and Realtors, to name but a few. And the same happened with consumer loan origination: the Bank engaged in a permanent search for competitive interest rates and commissions.

To better describe the significant number of products currently offered, they may be classified into three major groups: Lending Products (Mortgage Loans and Consumer Loans), Borrowing Products (Retail Time Deposit, Savings Accounts and Checking Accounts) and Other Services (all the remaining financial products).

In relation to individual loans, we would like to point out that originations have been increasing in amount from one month to the other, and at year-end originations totaled $59.2 million, highly in excess of the originations in 2003, which amounted to $1.2 million, when lending activities were resumed.

In addition, the balances in Individual Borrowing Products saw a major increase in 2004, which translates into a 207% increase compared to fiscal 2003, up from $54.8 million in 2003 to $168.0 million in 2004.

In 2004, the total volume of Purchase and Sale of Foreign Currency transactions was $324 million.

In the second half of the year, and in the framework of its product-diversification policy, Banco Hipotecario launched its Pledge Loans line. The amount of loan originations as of December 2004 was 63, and the amount originated was $1 million.

BH Seguros continued with the marketing activities of its "Personal Accident Insurance", in conjunction with ACE Seguros. This product offers coverage by paying a compensation in the event of accidental death of the insured. In the course of 2004, the number of policies sold was 5,107.

BH Seguros also launched the "Comprehensive Household Insurance" product. This product consists in insurance coverage that protects the contents inside the property against robbery, theft or fire. In 2004, sales of this product amounted to approximately 10,700 policies. Income from these sales amounted to $ 2.3 million.

Sales of the Health Insurance ("Seguro Salud") product continued also during 2004. In conjunction with MAPFRE Seguros, this insurance supplies coverage in the event of high-complexity surgeries and additional medical services. In 2004, the sales of this product by BH Seguros amounted to approximately 2,507 policies.

During the first half of 2004, BH Seguros launched its fourth product "Vida Plus", with the number of policies as of year-end amounting to 2,255 and towards August, the "ATM's" product was launched, providing coverage in the event of theft in automatic teller machines, closing the year with 2,420 sales.

Lastly, in August 2004, BHSA launched the Visa Banco Hipotecario credit card. At the end of 2004, BHSA had a total of 8,000 credit cards (excluding additional extensions) accepted by customers with a total balance of transactions in the amount of 3.4 million.

4.2. Mortgage Loans

The year 2004 may also be characterized as the year in which mortgage loans re-appeared in the Argentine market. Demand shyly started to recover intensity, though it has not yet resumed the levels prior to the 2001 crisis.

Total originations at BHSA in 2004 amounted to $39.4 million.

Monthly origination volumes grew from $ 342,000 to $5 million in the course of 2004, with an audience interested mainly in fixed interest rate lines.

In spite of the high potential offered by the mortgage business, the market is still reduced due to the high value of real property compared to the population's income. In the areas with the highest demand, the value of real property is



already, in US Dollar terms, the same as it was prior to the crisis, whereas income has only risen by 10% and 20% on average. Therefore, a family needs 10.46 annual salaries, on average, to afford an average housing unit when in 2001 the number of annual salaries needed was 4.97 .

The average income of applicants who were granted mortgage loans was $4,050 at November 2004. The average mortgage loan was for $53,300 and the term was 118 months. The monthly installment/income ratio was 20%, with an average monthly installment of $800 and a loan to value ratio (LTV) of 39%. It should be noted in this respect that financing lines available amount to up to 70% of the value of the real property.

These figures are a clear indication that though mortgage loans are not yet a massive product, prospects for next year are highly favorable.

4.3. consumer Loans

In 2004 there was a take-off of consumer loans. The demand for loans grew as the months went by and the upward trend accelerates at the same pace as the economy strengthens and the offerings made by financial institutions see increases in market share.

Total originations at BHSA in 2004 amounted to $19.8 million.

The year started with originations amounting to $678,000 in January and recorded uninterrupted growth up to $ 4.2 million in December. Growth was possible thanks to the commercial efforts made by the Bank's branch network accompanied by the origination of loans through alternative channels. In January, only 12% of the originations was obtained as a result of alternative channels, whilst in December this ratio reversed and is now 55%.

This volume of originations was the result of efforts made in the development of various origination channels. Worth noting in this respect are the agreements with D&A Group, as pursuant to them the Bank started to finance the acquisition of "Honda" and other brands of motorcycles. Also deserving mention are the consumer loan financing activities through Mutual Associations as well as the contributions made by several retailers.

The Bank continues carrying out intense commercial activities to generate massive actions in loan offerings, such as the creation of the Mobile Sales Force (Fuerza de Venta Volante) in November, to act as an alternative selling channel, with positive prospects for 2005.

In December the Bank launched the biggest Direct Marketing campaign targeted at open market prospects: in that month 26% of the originations were a direct result of such effort, showing a future marketing trend.

4.4. corporate Lending.

In late 2002 the Bank made a step-wise entrance in the Corporate Lending market after identifying sound business opportunities in this segment which had ceased to be efficiently served by financial institutions as a result of the crisis in the Argentine economy in 2001. Therefore, the Bank started with a process of selective services to leading companies, granting Short-Term Working Capital Loans.

In 2003 this trend went upwards thanks to a more aggressive Business Plan contemplating financial aid for companies and achieving increased penetration in the leading company segment. At year-end, the stock of financing to this segment amounted to $ 120 million.

This positive behavior continued in 2004, when in addition to re-affirming the steps already taken, an objective was set to increase customer fidelity and create a broader range of products, attaining the Bank's objective of increased profitability and reduced risk. At year-end the stock of approved loans amounted to $ 500 million and Outstanding Loans as of December amounted to $ 222 million.

The range of product offerings that help the Bank adapt to the new financial needs of companies include the following lines:

•Short-term financial loans: loans that do not exceed 180-day maturities, whose principal amounts range from $ 1 million to $ 50 million.

•Medium-term financial loans: at present, maturities are from 2 to 4 years and, in general, they are granted with some sort of fixed asset collateral, such as pledges. Amounts vary according to the "quality" of the Company and the Collateral.

•Special project financing: average maturity ranges from 6 to 36 months. These loans are structured on the basis of special guarantees such as assignment of contracts or cash flows for specific projects, assignment of work-completion certificates, among other alternatives. Amounts also vary based on the "quality" of the Company and the special projects to be financed.

•Factoring: short-term financial aid to suppliers of leading companies, by discounting checks issued by leading companies.

4.5. Borrowing products.

The year 2004 saw continuous growth in borrowing products comprising Savings Accounts and Time Deposits. As from August, Checking Accounts were added as an additional product.

The balance of borrowing products in the retail sector in 2004 increased by 207% compared to 2003, including retail Time Deposits, Savings Accounts and Advances in Checking Accounts, up from $54.8 million to $168 million.

Additionally, the amounts of purchases with Tarjeta Maestro rose throughout the period, as the continuation of a process that started with the implementation of the reimbursement of 5% of the VAT whenever a purchase is paid by debiting the holder's account.

In early 2004, Savings Accounts started to be paid interest rates similar to those paid to Time Deposits, which generated a competitive advantage in comparison to other Banks.

At the end of 2004, wholesale Time Deposits transactions amounted to $48 million at an average interest rate of 2.62%. In addition to the amount recorded under retail Time Deposits, transactions in this area amounted to $118 million at an average interest rate of 3.5%. It should also be noted that in August 2004 the Bank re-instated the option for depositors in Time Deposit to hold their balances in US Dollars.

4.6. Insurance.

Banco Hipotecario is authorized to grant insurance coverage in relation to risks inherent in the activities it performs.

The Bank's insurance business may be classified into two groups: coverage associated to risks inherent in loan transactions and coverage not necessarily associated with loan transactions.

The Bank grants life insurance coverage to cover the amounts owed under its mortgage loans, consumer loans, pledge loans, credit card balance financing and advances in checking accounts, as well as coverage in the event of damage to the real property serving as collateral for its mortgage loans. In some loans, it also grants coverage in the event of unemployment for debtors working under a contract of employment.

At the end of 2004, the number of individuals insured by BHSA in relation to life insurance was 137,228 for a principal amount of $ 1,912 million; the number of real properties insured in relation to property insurance was 160,696 and the principal amount covered amounted to $ 7,021 million and the number of employees insured in relation to unemployment insurance was 14,541 for a principal amount of $ 27 million (including the Provincial Housing Institute - Instituto Provincial de la Vivienda).

As regards sales of insurance not related to loans, in the course of 2004 the Bank continued with the implementation of its strategy to develop and sell additional insurance policies to its customers. In this framework, it launched the "Comprehensive Household Insurance", the "BH Vida Plus" life insurance product and the unemployment insurance for mortgage loans under the name "Secure Installment" ("Cuota Segura"). BH acts as the insurer for these three insurance coverage products.

The Bank also continued to sell insurance policies in relation to Personal Accidents and Health and launched an insurance policy against Robberies in Automatic Teller Machines. In relation to these products, BH is only acting as a broker, in the capacity as insurance agent for insurance companies that are leaders in these lines of business.

In 2004, Board of Directors of the Bank resolved to approve the analysis for marketing purposes of the Automobile Insurance, expected to be launched in 2005, with BH Seguros acting as a broker.

At the end of the year, BHSA had a portfolio of approximately 42,000 active voluntary insurance policies.

In 2004, the Bank's insurance business recorded income from premiums for $43.2 million, and expenses resulting from the payment of claims for $7.9 million. In addition, the insurance allowances maintained by the Bank amount to $12 million.

4.7. Mortgage servicing.

The branch network of BHSA is made up by twenty-five (25) establishments, one of which is situated in the City of Buenos Aires and the rest are each in one of the Argentine provinces, with 4 sales offices (in mid-2004 a sales office was opened in Comodoro Rivadavia).

The Bank services three types of loans: those originated by its network of branches, the loans related to Institutos Provinciales para la Vivienda (IPVs as per the acronym in Spanish) and the loans that are held in financial trusts to back securities. As of December 31, the Bank was servicing 280,034 loans, both originated by the Bank itself and by third parties.

The third party-portfolio (IPVs) serviced by the Bank, whose composition saw manifold changes in the course of 2003, was stable during 2004. The IPVs currently in force are those in the provinces of Buenos Aires, Santa Cruz, La Pampa, Río Negro, Salta and San Juan.

As from October 2003, the Bank has been applying a wage-based variation index (coeficiente de variación salarial, or CVS as per the acronym in Spanish) instead of the CER. This is an indexation rate applied to the Mortgage Loans originally agreed upon in US Dollars up to the amount of US$ 250,000, whose balances as of February 3, 2002 were re-denominated into Pesos and application of the index continued until April 1, 2004.

Throughout 2004, Law No. 25,798 of Mortgage Re-financing was in effect. Pursuant to this law, BHSA implemented the refinancing policy thereby established. Loans eligible under the law were those secured by mortgages and meeting the following requirements:

• The debtor should be an individual.

• The proceeds of the loan should have been applied to the acquisition, improvement, construction and/or enhancement of the housing unit, or the repayment of loans originally obtained for any of the above purposes.

• Such housing unit must be the only family dwelling.

The original amount of the loans covered by the law may not exceed $100,000 and debtors must have been in arrears from January 1, 2001 to September 11, 2003, and this default must have continued since such date until the coming into force of this law, in late 2003.

Determinations were made of the universes of loans to be included in the scope of the law and those outside such scope. Within the universe of loans under the scope of the law, a sub-division was drawn into those that BHSA decided to transfer to the trust and those that would, in principle, not be transferred.

Based on a case-by-case analysis of advisability, the actions included have been: condonation of litigation expenses, condonation of penalty interest, condonation of court costs, extensions in repayment terms, bonuses on prepayments, capitalizations and default agreements.

As regards the loans that were eventually transferred to the trust, actions will continue in the course of 2005; work is still ongoing in the formation of files containing supporting documentation to be submitted to the fiduciary agent, Banco de la Nación Argentina.

4.8. other services and activities.

visa credit card

In the course of the second quarter of 2004, an agreement was made with Visa Argentina S.A. to issue National, International and Gold Visa Credit Cards.

Subsequent to the start-up of the systems and interfaces required for the adequate management of the business, in August 2004 the BHSA Visa Credit Card was launched. The design of this product has prioritized easy consumption financing for individuals, at very competitive financing rates as well as special attributes aimed at encouraging consumption in installments. Both the design of the product and the marketing focus are targeted at multi-segment audiences.

The product was offered mainly through the Direct Marketing channel and the traditional Branch channel. Close to year end, marketing activities started to be deployed by the sales force, retailers and telemarketing channels.

As of December 31, 2004, BHSA had a total number of 8,000 credit cards (excluding extensions) accepted by customers with a total balance for transactions of 3.4 million (1.6 million as balance for the months and 1.8 million as installments to become due).

Intense selling efforts are scheduled for next year in relation to this product, resorting to all available channels. However, the Direct Marketing strategy is expected to be intensively used in this respect.

Also expected for the coming year are agreements to issue other Credit Card brands.

pledge Loans

The business of pledge loans was launched in August 2004 pursuant to a framework agreement with a retailer, solely responsible for the commercial relationship with official car dealers and the generation of customer's credit files.

During the rest of 2004, the business started to develop and was aided so that it becomes strong enough to be a major competitor in the open market in general.

western union, pago fácil and Traveler checks:

In 2004, the Bank started to provide money transfer services pursuant to an agreement with Western Union. From the launch to December, the transactions carried out in the Bank's branches amounted to over $4.3 million (equivalent in pesos), and over 2,800 transactions including transfers and payments.

In addition, BHSA started to participate in the SEPSA network of tax and utilities collections, acting on behalf of Pago Fácil in all its branches.

All the branches have now incorporated the sales of "Traveler Checks", a highly secure financial instrument used by travelers.

The compensation for BHSA derives from the exchange gains, given that these transactions are quoted based on the US Dollar, either for instrument purchases or sales. And it is for this reason that transactions must always be carried out in local currency.

These three activities not only represent income derived from commissions for BHSA but also an increase in the alternative services to customers increasing the volume of transactions and achieving a higher level of customer loyalty.

∘Product Packages (Paquetes de Productos):

In November 2004, the Bank launched offerings comprising Checking Accounts and Product Packages to individuals. The product chosen to target the offering, based on the "value for money" concept has been "Cuenta BH Fácil". During 2004, the sales of this product were 200.

A significant increase in the sales of this product is expected for 2005. For such purpose, the Bank will implement direct marketing actions and will resort to other distribution channels. As a result, the bank estimates that it will be launching in 2005 a Product Package that will include a credit card.

∘Shopping Strip (Galería de Compras):

A program of discounts has been launched for the benefit of the Bank's Savings Accounts, Checking Accounts, Product Package and BHSA Credit Card customers: in December the Bank launched the "Banco Hipotecario's Shopping Strip" (Galería de Compras del Banco Hipotecario) with discounts offered in more than 340 establishments across Argentina.

Discounts are voluntarily offered by the establishments in accordance with eligibility guidelines established by BHSA.

•FONAVI:

Pursuant to Law No. 24,464 ("Federal Housing System"), Banco Hipotecario acts as payment agent for FONAVI with respect to housing subsidies payable by the Argentine Government to Argentine Provinces. In 2004, the Bank obtained $ 3.0 million in fee income from this activity.

4.9. Information Systems.

Work in the area of Information Systems focused during 2004 on the implementation of a comprehensive solution to support the expansion of the business into commercial banking.

As established in the initial working schedule, on August 2, 2004 the new system was implemented. Major investments were made to update the Bank's technological assets. In addition to the framework servers, 70% of the Bank's workstations were upgraded in the course of the project, either by substituting equipment or introducing improvements in existing equipment. At present, the branch network and head office rely on tools that facilitate their activities and support the growth planned for the business.

The last quarter of the year was devoted to supporting the operation of the new system. At the same time, work started in the improvements requested by users once they were familiar with the system as a result of intensive use.

In conjunction with the implementation of the comprehensive solution, a commercial database was generated so that the Marketing area may leverage its content in the organization of several campaigns of product offerings. In addition, the Bank designed and implemented a pre-embossed credit card generation process to be used in massive product offering campaigns aimed at pre-selected existing customers.

4.10. Human Resources.

As of December 31, the Bank's headcount was made up by 886 employees, 558 of whom worked at the Head Office and the remaining 328 in the branches.

The new orientation of BHSA towards Commercial Banking brought about changes to its organizational structure. New departments were created, mainly in the Commercial Area, such as: Direct Marketing Department, Sales Department and Credit Card Department. Positions were redefined based on the newly designed processes aimed at marketing the Bank's new products. The Administration and Operations areas were re-designed and the Call Center was reorganized.

For employees' performance to develop hand in hand with the transformation process at the Bank, different training alternatives have been supplied, under a scheme of in-house coaches. All the Bank's personnel has been trained so as to raise awareness of the major significance of customer service quality as a differential element in Commercial Banking. Training sessions were also held to impart basic banking notions. With the participation of all those involved in the new operations of the Bank, functional trainings were held for them to acquire the knowledge necessary to use the new applications, get acquainted with the features of the new products and the processes involved in their marketing and management. These training actions are still under implementation as part of the process to transfer know-how related to the development and technical maintenance of the solution application to the Bank's Human Resources.

In June, the Bank organized the First Commercial Convention, which was attended by all Branch Managers and by the managers of the commercial departments at the Head Office. In the course of the convention, work started on the implementation of the Commercial Operational Program which was completed in September. And in September the Bank organized the Second Commercial Convention which was attended also by all the Commercial Leaders of the Branches. In the course of the Second Commercial Convention an advance announcement was made of the Bank's general objectives for 2005.

To accompany and strengthen organizational development, in the course of 2004 the Bank started with the Organizational Strength Program. This program encompasses a definition of the model of competencies required from all members of staff given this new business context, a definition of the model of potential, the identification of potential and manager school.

In November and December, the Bank's Communications and Benefits area carried out the Second Survey of Workplace Environment and Culture. The results of the survey showed that the workplace environment improved by 10% compared to the results obtained the prior year.

4.11. Relations with the Community.

Ever since 2001 Banco Hipotecario S.A. has assumed a firm commitment to meet a number of social needs and to contribute to the improvement of several social situations.

For that purpose, the Bank has organized a group of Community Guides who were trained by the Solidarity Network (Red Solidaria). These guides are at present responsible for the planning and implementation phases of the main Institutional Campaigns.

The objective set by BHSA is to establish a Solidarity Culture in the workplace. The Bank accompanies employees who contribute to non-profit welfare entities for these entities to be the beneficiaries of campaigns under the concept "1+1" according to which the Bank participates with the same amount as that contributed by employees to accompany the donations made. Donations of food, footwear and clothes, 1+1 Children's Day, Christmas and Easter are some examples.

In addition, BHSA makes monetary donations to support religious institutions, farms, schools, Red Solidaria and other institutions engaged in meeting social demands.

4.12. properties.

Banco Hipotecario has an area specialized in Real Property. During 2004 this area implemented, in conjunction with the network of branches, a number of actions aimed at selling properties throughout Argentina.

In order to optimize the activities carried out by the Real Property Department, the Bank developed, in line with the rules applicable to the business, the Real Estate System (Sistema de Bienes Inmuebles – SBI as per the acronym in Spanish). The system was developed to integrate commercial and administrative activities related to the properties for sale.

4.13. capital stock, reserves and retained earnings.

At the end of the fiscal year ended December 31, 2004, Capital stock, Reserves and Retained Earnings amounted to $1,959.1 million. Income for the year was $279.1 million.

Pursuant to the Central Bank's regulations and Section 71 of the Argentine Companies Law, there can be no dividend distribution when retained earnings are negative.







argentine mortgage-backed securities . 05

Cedulas Hipotecarias Argentinas ("CHA") were mortgage backed securities issued by Banco Hipotecario Nacional and listed on the Buenos Aires Stock Exchange from 1886 to 1946, **with major levels of acceptance by the public.**

Cedulas Hipotecarias Argentinas ("CHA") were mortgage backed securities issued by Banco Hipotecario Nacional and listed on the Buenos Aires Stock Exchange from 1886 to 1946, with major levels of acceptance by the public. For decades it was the income security preferred by Argentine savers as well as a key vehicle for the development of the domestic capital market. The main reasons for such preference are safety, profitability and liquidity.

In view of the improvement in market conditions and the economy in general, the incipient re-emergence of credit lines and the good image and tradition of BHSA, in the course of 2004 the Bank has re-launched its Argentine Mortgage-backed Securities in the local capital markets.

For this new CHA stage, the Bank designed a $ 500 million "Cédulas Hipotecarias Argentinas" Global Note Program, for the issuance of securities collateralized by mortgage loan assets (residential mortgage loans) held in trust, targeted at the local capital market and addressed to institutional investors and to individual savers.

The backing of CHA is of outstanding soundness, as it is made up by a mortgage loan portfolio with excellent performance history. In addition, they offer attractive returns, higher than other market alternatives with a similar level of risk. Banco Hipotecario intends to ensure the liquidity of these securities with the formation of a secondary market and by granting CHA holders the right to access mortgage loans with preferential conditions.

This represents BHSA's stake in Argentina's growth and is also a renewed sign of the Bank's aspiration to activate the construction industry, with the consequential impact that such reactivation will have on economic activities and employment, by fostering savings and leading the re-emergence of long-term loans. And the underlying expectation is that CHA will be this time as successful as they were throughout their long history in the past.

On June 25, 2004 BHSA placed in the local capital markets the first series of Cédulas Hipotecarias Argentinas for a nominal amount of $50 million. This amount comprised $40 million of Senior Bonds, $5 million of Subordinated Bonds and $5 million of Certificates of Participation. The issuance was largely oversubscribed and demand was 1.5 times the amount issued, with major participation by retail investors and institutional investors.

The cut-off price for the securities was $95.82 per $100 of nominal value, determined on the basis of the lowest bid that obtained subscription.

The securities are backed by residential mortgage loans and have been rated by Standard & Poor's as "raAAA", therefore becoming the first structured issuance to be awarded such rating after the default.

On November 4, 2004, BHSA proceeded to place the second series of Cédulas Hipotecarias Argentinas in the local capital markets, this time for a total amount of $ 50 million in nominal value.

The placement of this series was successfully completed on November 17. At closing, the offer was oversubscribed by 3 times the authorized amount of Senior Fiduciary Bonds issued of $ 40 million nominal value, proof of the significant demand generated by this instrument.

The cut-off price for the bonds was $100 per $100 of nominal value, determined on the basis of a book-building process, reflecting the high expectations of holders of this type of instrument.

These bonds accrue variable interest at the higher of CER + 3% and the interest rate for time deposits between $ 100,000 and $ 500,000 up to 59 days, reported by the Central Bank + 4%, subject to a floor of 8% p.a. and a ceiling of 15% p.a. The estimated duration of these securities is 24 months and estimated final maturity is 58 months.

The securities were distributed according to the following detail: 54% to retail investors, 22% to financial institutions, 14% to insurance companies and 10% to other institutional investors. It should be noted that a significant number of individual investors participated in the process, proof of the significant degree of interest generated by this product, backed with mortgage loans originated by BHSA.

Banco Hipotecario S.A. was the lead manager of this placement, together with Banco de la Ciudad de Buenos Aires, Banco de Valores S.A., Banco Patagonia S.A. and Citicorp Capital Markets S.A.

The Securities were authorized for public offering by the National Securities Exchange Commission and they will be listed on the Buenos Aires Stock Exchange. The securities were rated "raAA" by Standard & Poor's.





management's discussion and analysis .06

6.1 discussion and analysis of financial condition and results of operations

The following table sets forth the principal components of the Bank's net income for the fiscal years ended December 31, 2004 and 2003.

	YEAR ENDED	DECEMBER 31,	CHANGE (%)
	2004	2003	2004/2003
		(in million pesos)	
Financial income	707,9	929,9	(23,8)
Financial expenditures	**(296,4)**	**(589,2)**	**(49,7)**
Net financial income	411,5	340,7	20,8
Charge for loan losses	(17,1)	(33,3)	(48,6)
Income from services	67,4	73,4	(8,2)
Expenditures on services	(26,9)	(31,0)	(13,2)
Monetary gain/loss		(9,2)	
Administrative expenses	(105,3)	(101,7)	3,6
Miscellaneous net earnings	(50,5)	16,3	NM
NET INCOME	**279,1**	**255,2**	**9,4**

net income

Net income for the year ended December 31, 2004 amounted to $279.1 million, primarily due to i) prepayments of the Bank's own restructured financial indebtedness at market prices, with a positive impact on financial income due to capital earnings and financial expenditures thanks to a decrease in average balances ii) decreased charges for loan losses as a result of an improved loan portfolio, iii) decreased expenditures on services related to costs paid in the prior fiscal year in connection with the restructuring of the bank's financial indebtedness and iv) the suspension of inflation restatement in February 2003. These aspects have been partially offset by: i) the positive impact recorded in fiscal 2003 as a result of the restructuring of the Bank's financial indebtedness; ii) decreased income from the mortgage loan portfolio as a result of the suspension in the application of the CVS on individual mortgage loans, decreased average balances resulting from the scheduled amortization of the portfolio and securitization processes conducted in fiscal 2004, iii) decreased income from services in line with the situation of the Bank's mortgage loan portfolio, partially offset by commissions arising from the Bank's new commercial activities and iv) decreased miscellaneous income, net resulting from charges of certain unforeseen risks related to objections made by the Central Bank to the compensation for the asymmetric pesification of assets and liabilities, estimates of effects of stock appreciation rights approved by the Board of the Bank and income obtained in 2003 as a result of the financial debt restructuring not recorded in 2004.

Financial Income

The following table sets forth the principal components of the Bank's financial income for the twelve-month period ended December 31, 2004 and 2003.

	YEAR ENDED DECEMBER 31,		CHANGE (%)
	2004	2003	2004/2003
		(in million Pesos)	
Mortgage loans	255,1	307,0	(16,9)
Guaranteed loans	67,4	66,3	1,7
Income from compensatory and hedge bonds	38,7	36,1	7,2
Financial loan repurchases	89,2	-	NM
Income from note restructuring	-	232,0	NM
Income from financial debt restructuring	-	254,4	NM
Income from securities and other investments	109,1	-	NM
Income from securities repurchases financing	29,7	0	NM
Income from SWAP valuation of Medium Bond	22,4	0	NM
Income from interest from other loans	17,3	28,1	(38,4)
Repurchase of notes	23,7	0	NM
Exchange gain/loss	38,1	0	NM
Other financial income	17,2	6,0	186,7
FINANCIAL INCOME	**707,9**	**929,9**	**(23,8)**

The Bank's financial income decreased by 23.8%, down from $929.9 million as of December 31, 2003 to $ 707.9 million in this fiscal year. The main variations were a consequence of: i) the positive effects of the debt restructuring process, with principal reductions on negotiable obligations amounting to $232.0 million and the principal reduction over financial debt to foreign creditors and banks as recorded in 2003 amounting to $254.4 million, and ii) lower income from the mortgage loan portfolio resulting from the suspension in the application of the CVS, lower average balances as a result of scheduled amortization of the portfolio and the various securitization processes carried out. These decreases were partially offset by: i) positive results from prepayments in the framework of the bank's restructured financial debt at market prices, ii) higher income from Government securities and other investments as a result of the positive impact on the prices of financial assets in the fiscal year and increased earnings recorded in interests in financial trusts and iii) a positive impact of the quotation of net assets in foreign currency and metals.

Income from mortgage loans decreased by 16.9% to $255.0 million in 2004, compared to $307.0 million in 2003, mainly due to the absence of originations and the scheduled amortization of the portfolio, the implementation of the Mortgage-backed Securities Program (Series 1 and 2 CHA) and the suspension in the application of the CVS to the portfolio of individual loans subject to re-denomination into Pesos of originally US$-denominated agreements.

In the course of this fiscal year the Bank has made prepayments of its own financial debt acquiring debt at market value and thereby generating earnings for $ 23.7 million as indebtedness renegotiated as Negotiable Obligations and $89.2 million as indebtedness to financial institutions.

Income from Government Securities and other investments comprise mainly earnings derived from income from certificates of participation and subordinated debt instruments for $ 34.7 million, income derived from holdings of securities at market values (BD07,BD08,PRE8,PRO12, etc.) for $ 23.6 million and income from corporate securities for $ 15.8 million.

Financial expenditures

The following table sets forth information regarding the Bank's financial expenditures for the fiscal years ended December 31, 2004 and 2003.

	YEAR ENDED DECEMBER 31,		CHANGE (%)
	2004	2003	2004/2003
	(in million pesos)		
Interest on external financing	99,9	130,5	(23,4)
Central Bank	156,3	118,0	32,5
Interbank loans	21,6	22,9	(5,7)
Income from Government and Corporate securities	0	62,4	NM
Other borrowing interest rates	4,4	3,1	(41,9)
Exchange gain/loss	0	248,5	NM
Contributions and taxes	14,2	3,8	273,7
FINANCIAL EXPENDITURES	**296,4**	**589,2**	**(49,7)**

The Bank's financial expenditures decreased by 49.7 % to $296.4 million in the twelve-month period ended on December 31, 2004 from $589.2 million for the same period in 2003. The decrease in financial expenditures is mainly due to: i) lower interest rates on negotiable obligations and financial debt to foreign creditors and banks, as a result of prepayments made during fiscal 2004, partially offset by a slight increase in applicable interest rates, ii) lower impact resulting from the depreciation of the Peso against the US Dollar and Euro and iii) lower income from Government and corporate securities as a result of the negative impact on such assets recorded in 2003. These aspects have been partially offset by an increase in the CER adjustment and interest applicable on Central Bank borrowings and ii) increased contributions and taxes accrued during the fiscal year.

Expenditures derived from negotiable obligations and other commitments in foreign currency decreased by 23.4%, to $99.9 million in 2004 compared to $130.5 million for the same period in 2003. This was the consequence of lower average balances due to the prepayments at market prices of restructured financial debt, supplemented by principal amortization of such indebtedness taking place in 2004. In the course of 2004 the Bank repurchased debt for a nominal amount of $534.4 million and amortized principal for a nominal value of $68.0 million. These aspects have been partially offset by a slight increase in interest rates in the medium-term bond and variable interest rate funding.
Interest and adjustments on Central Bank borrowings increased by 32.5%, up from $118.0 million in the prior period to $156.3 million, as a result of the CER increase in the fiscal year (this indicator increased by 5.5% in 2004 compared to the 3.7% increase in 2003), partially offset by prepayments of principal in the amount of $ 40.0 million in the framework of the matching transaction in December 2004.

Income from government securities and other investments posted positive balances in the fiscal year, compared to losses in 2003, mainly due to the negative effects resulting from the sales of BODEN 2012 received as compensation by the National Government at market prices.

Net financial income

The Bank's net financial income increased substantially, to $411.4 million in fiscal 2004 compared to $340.7 million for the same period in 2003. This increase was primarily due to: (i) the positive effects of prepayments of the Bank's restructured financial debt at market prices, as financial income due to capital gains and financial expenditures for decreased average balances and ii) positive effects in the quotation of net assets in foreign currency and metals.

Provisions for loan losses

The following table sets forth the Bank's provisions for loan losses for the fiscal years ended December 31, 2004 and 2003.

	YEAR ENDED DECEMBER 31,		CHANGE (%)
	2004	2003	2004/2003
Provisions for loan losses	(in million pesos)		
Provisions for loan losses	17,1	33,3	(51,4)
TOTAL	**17,1**	**33,3**	**(51,4)**

The Bank's provisions for loan losses decreased by 51.4% down from $33.3 million in the fiscal year ended December 2003, to $17.1 million during fiscal 2004. This decrease was mainly due to the improvement in the quality of the loan portfolio and the recovery of delinquent loans in the course of 2004 as a consequence of the policies implemented by the Bank in this respect subsequent to the Argentine economic crisis. In the course of fiscal 2004 and given the Bank's provisioning policies, no provisions were recorded, with the ensuing balance being the result of charges recorded to offset reinstated loans in accordance with the policies laid down by the Bank.

Net contribution from insurance

The following table sets forth the principal components of the Bank's net contribution from insurance for the fiscal years ended December 31, 2004 and 2003.

	YEAR ENDED DECEMBER 31,		CHANGE (%)
	2004	2003	2004/2003
		(in million pesos))	
Insurance premiums earned – fire	12,7	15,5	(18,1)
Insurance premiums earned – life	26,7	29,1	(9,3)
Insurance premiums earned – unemployment	1,7	1,9	(10,5)
Additional insurance premiums earned	2,3	1,8	33,3
TOTAL PREMIUMS	**43,4**	**48,3**	**(10,6)**
Insurance claims paid – Fire	0,3	0,4	(25,0)
Insurance claims paid – Life	7,1	7,7	(7,8)
Insurance claims paid – Unemployment	0,3	0,3	
Additional insurance claims paid	0,2	0,2	50,0
TOTAL CLAIMS PAID	**7,9**	**8,6**	**(8,2)**
NET CONTRIBUTION FROM INSURANCE	**35,5**	**39,7**	**(10,6)**

The Bank's net contribution from insurance decreased by 10.6%, to $35.5 million in the fiscal year ended December 31, 2004 down from $39.7 million for the same period of 2003. This decrease was primarily a consequence of the decrease in the premiums earned as a result of prepayments and lack of mortgage loan origination, partially offset by the new products launched to the market, the improvement in the quality of the portfolio and the decrease in the number of claims.

other income from services

The following table includes the principal components of other income from services supplied by the Bank for the fiscal years ended December 31, 2004 and 2003.

	YEAR ENDED DECEMBER 31,		CHANGE (%)
	2004	2003	2004/2003
	(in million pesos)		
Loan-related commissions	17,4	19,6	(10,7)
FONAVI commissions	3,0	3,0	NM
Other income from services	3,6	2,5	44,0
TOTAL OTHER INCOME FROM SERVICES	**24,0**	**25,1**	**(4,0)**

Other income from services decreased by 4.0%, to $24.0 million in the fiscal year ended December 31, 2004 compared to $25.1 million for the same period in 2003. This decrease was mainly due to the decrease in commissions related to loans, as a result, in turn, of the decrease in average balances, partially offset by an increase in commissions originated in the Bank's new commercial activities.

other expenditures on services

The following table sets forth the principal components of the Bank's other expenditures on services for the years ended December 31, 2004 and 2003.

	YEAR ENDED DECEMBER 31,		CHANGE (%)
	2004	2003	2004/2003
	(in million pesos)		
Fees	5,0	2,7	85,2
Collection services provided by banks	2,2	2,2	NM
Debt restructuring fees	5,8	14,6	(60,3)
Third-party origination fees	0,5	0,3	(66,7)
Taxes	1,5	0,5	200,0
Other expenditures on services	4,0	2,1	95,2
TOTAL OTHER EXPENDITURES ON SERVICES	**19,0**	**22,4**	**(15,2)**

Other expenditures on services decreased by 15.2%, to $19.0 million in the fiscal year ended December 31, 2004, compared to $22.4 million for the same period in 2003. The main changes are associated to a reduction in financial debt restructuring fees, partially offset by an increase in commissions and services paid as a result of the Bank's new commercial activities and the launch of products to the market.

Administrative expenses

The following table sets forth the principal components of the Bank's administrative expenses for the years ended December 31, 2004 and 2003.

	YEAR ENDED DECEMBER 31,		CHANGE (%)
	2004	2003	2004/2003
	(in million pesos)		
Payroll expenses	43,5	41,0	6,1
Bonus and compensations to personnel	7,0	6,6	6,1
Other fees	6,2	5,1	21,6
Advertising and publicity	4,6	1,5	206,7
Taxes	10,0	7,8	28,2
Other operating expenditures	14,4	14,4	NM
Depreciations	7,4	13,3	(44,4)
Other	12,2	12,0	1,7
Total	105,3	101,7	3,5
ADMINISTRATIVE EXPENSES / TOTAL ASSETS	**1,2%**	**1,3%**	

The Bank's administrative expenses increased by 3.5%, to $105.3 million in the fiscal year ended on December 31, 2004, compared to $101.7 million for the same period in 2003. The main variations were: i) an increase in payroll expenses related to salary raises imposed by the Government and collective bargaining agreements, ii) increase in advertising and publicity expenses resulting from the launch of new products and iii) increase in taxes mainly as a result of VAT charges related to the preceding numeral.

Miscellaneous income

The following table sets forth the Bank's miscellaneous income for the fiscal years ended December 31, 2004 and 2003.

	YEAR ENDED DECEMBER 31,		CHANGE (%)
	2004	2003	2004/03
	(in million pesos)		
Penalty interest	9,4	15,0	(37,3)
Reversal of loan loss reserves	0	0,8	NM
Recovered loans	53,0	52,3	1,3
Income from fixed assets transactions and others	13,7	2,8	389,3
Compensatory Bond – Law No, 25,796	-	81,6	NM
Recovery of interest in financial debt restructuring	-	88,0	NM
Other	24,4	24,1	1,2
TOTAL MISCELLANEOUS INCOME	**100,5**	**264,6**	**(62,0)**

Miscellaneous income decreased to $100.5 million in the fiscal year ended December 31, 2004 down from $ 264.6 million for the same period in 2003, as a result of: i) reductions on interest paid in previous fiscal years for the financial debt derived from the financial restructuring implemented in the prior fiscal year, ii) lower penalty interest due to a decrease in average balances and improved quality in the mortgage loan portfolio and iii) rights recorded in fiscal 2003 resulting from the asymmetric CER/CVS compensation.

◎Miscellaneous Losses

The following table sets forth the principal components of the Bank's miscellaneous expenses for the years ended December 31 2004 and 2003.

	FISCAL YEAR ENDED DECEMBER 31,		CHANGE (%)
	2004	2003	2004/2003
	(in million pesos)		
Charges for other loan loss provisions	102,8	205,0	(49,9)%
Taxes	0,9	0,2	350,0%
Insurance loss reserve	0,7	-	NM
Taxes	4,5	16,8	(73,2)
Income from fixed assets transactions and others	22,8	5,2	338,5
Regime of bonus on prepayments	2,6	16,3	(84,5)
Others	16,5	4,8	7,7
TOTAL MISCELLANEOUS LOSSES	**150,8**	**248,3**	**(39,3)**

Miscellaneous losses decreased by 39.3%, down from $248.3 million in the fiscal year ended December 31, 2003 to $150.8 million for the same period in 2004. This increase was mainly due to extraordinary charges recorded in fiscal 2003 as follows: (i) $ 50.5 million corresponding to differences in criteria in the calculation of compensations to be paid by the National Government, (ii) $ 59.3 million expensed to cover stock appreciation rights granted to the creditors that opted for the medium-term bond in the financial debt restructuring and iii) $ 40.5 million in estimated expenses and taxes related to the debt restructuring process. These effects were partially offset by charges recorded in 2004 in relation to estimates of stock appreciation rights as resolved by the Board of Directors and contingencies resulting from the objections made by the Central Bank to the calculation of compensation for the asymmetric pesification.

6.2 Loans

The Bank's total loan portfolio decreased by $135.1 million, down from $3,302.0 million as of December 31 2003. The main variations are due to: i) decrease in average Pre and Post-91 portfolios due to prepayments, scheduled portfolio amortization, absence of originations during the period, suspension in the application of the CVS and securitization processes carried out in fiscal 2004, ii) increase in guaranteed loans as a result of the increase in the CER indexation rate and change of valuation (as a result of the fact that a part of them has been tendered as guarantee of aid for the acquisition of hedge bonds) and iii) the increase in other loans to the Private Sector resulting from higher amounts lent to the commercial sector and consumer loans in the framework as part of the Bank's new credit lines.

ON-BALANCE SHEET LOANS		**YEAR ENDED DECEMBER 31**	**VARIATION (%)**
	2004	**2003**	**2004/2003**
Mortgage		(in million pesos)	
- Pre-91, individual	966,8	1,089,7	(11,3)%
- Pre-91, construction	1,4	1,4	(0,7)%
Total Pre-91 loans	968,2	1,091,1	(11,3)%
- Post-911, individual	953,1	1,101,5	(13,5)%
- Post-91, construction	6,1	16,6	(62,9)%
Total Post-91 loans	959,2	1,118,1	(14,2)%
Guaranteed loans	716,2	635,3	(12,7)%
Other loans	441,2	296,3	48,9%
Other items computable for the statement of debtors	82,1	161,3	(49,1)%
TOTAL ON-BALANCE SHEET LOANS 2	**3,167,0**	**3,302,0**	**(4,1)%**

[1] Includes $ 270.0 million as of December 31, 2004 and $ 327.9 million as of December 31, 2003 of individual post-91 mortgage loans transferred to trusts pending securitization.
[2] Includes financing recorded under the captions Loans and Other Receivables from Financial Transactions in accordance with the concepts under the Statement of Debtors of the Central Bank.

ON-BALANCE SHEET LOANS		**YEAR ENDED DECEMBER 31**	**VARIATION (%)**
	2004	**2003**	**2004/2003**
		(in million pesos)	
Non-financial public sector	843,8	777,2	8,6%
Financial sector	84,3	1,5	564,9%
Non-financial private sector			
- Advances	145,7	105,4	38,%
- With preferred guarantees	1,898,7	2,165,5	(12,3)%
- Pledge	2,2	-	NM
- Consumer	19,7	3,0	550,8%
- Unallocated collections	(12,0)	(14,3)	(15,6)%
- Credit card	3,8	-	NM
- Other	60,4	50,9	18,8%
- Accrued interest receivable from exchange gain/loss	38,2	51,5	(25,7)%
Loan loss reserves	(334,4)	(449,7)	(25,6)%
TOTAL ON-BALANCE SHEET LOANS	**2,750,4**	**2,691,0**	**2,2%**

6.3 asset quality

The following table sets forth the classification of the Bank's total portfolio by product, in accordance with the Central Bank's regulations as of December 31, 2004.

DECEMBER 31, 2004

	INDIVIDUAL			COMMERCIAL				TOTAL
Category/days	Pre-91	Post-91	Other individual	Construction	Short-term aid companies	Public sector	Other commercial	
				(In million Pesos, except for percentages)				
Normal (0-30)	724,6	731,2	24,3	0	206,5	843,7	169,2	2,699,5
Potential risk inadequate performance (31-90)	51,9	50,9	0,3	1,0	0,1	0	0	104,2
Problematic deficient performance (91-180)	34,8	24,3	0,1	0	0	0	0	59,2
High risk of insolvency Difficult collection (180-365)	55,8	30,0	0,1	1,2	0	0	0	87,1
Uncollectible (>365)	90,4	83,3	0,1	0,0	1,1	0	2,2	177,1
Uncollectible for technical reasons	21,2	17,6	0,1	1,0	0	0	0	39,9
	978,7	**937,3**	**25,0**	**3,2**	**207,7**	**843,7**	**171,4**	**3,167,0**
Non-performing loans	202,2	155,2	0,1	2,3	1,1	0	2,2	363,2
Non-performing loans Total Loans	20,66%	16,56%	0,76%	72,00%	0,52%	1,31%	11,47%	0,91%
Loan loss reserves	**212,0**	**97,7**	**0,3**	**18,3**	**3,1**		**3,1**	**334,4**
Loan loss reserves Non-performing loans Non-performing loans, net	104,84%	62,93%	166,14%	794,75%	284,96%		135,86%	92,06%
TOTAL LOANS								**0,91%**

The ratio of non-performing loans over total loans as of December 31, 2004 was 11.47 %, 206 basic points down from 13.53% as of December 31, 2003, which evidences an outstanding improvement in the course of this fiscal year. This variation is primarily due to an improvement in the performance of mortgage loan portfolios resulting from the Bank's efforts in collection actions and analysis of non-performing loans and to the origination of short-term loans to companies engaged in exports.

• Reserve for Loan Losses

Given the improvement in the quality of the Bank's portfolio during this fiscal year, the Bank has recorded loan loss reserves solely on the basis of recovery of loans previously written off.

	FISCAL YEAR ENDED DECEMBER 31,		VARIATION
	2004	2003	2004/2003
		(in million pesos)	
Reserve for loan losses at the beginning of the year		(449,7)	(613,3)
Increases		(17,1)	(33,3)
Charge-offs		132,5	192,4
Monetary gain/loss from loan loss reserves		0	4,5
Reserve for loan losses at the end of the year		(334,3)	(449,7)
RESERVE FOR LOAN LOSSES / TOTAL NON-PERFORMING LOANS		**92,1%**	**101,0%**
RESERVE FOR LOAN LOSSES / TOTAL LOAN PORTFOLIO		**10,6%**	**13,6%**

6.4 funding

The Bank's level of funding as of December 31, 2004 amounted to $ 6,749.1 million. Once the currency swap transactions offset with the same kind of assets have been discounted, funding amounts to $ 5,824,6 million, down by 1.1 % compared to $5,889.7 million recorded in the prior year. The main variations result from the decrease in the average balances of restructured financial indebtedness, which decrease is in turn due to the prepayments at market value during the fiscal year. These aspects have been partially offset by: i) increases in deposits thanks to the new borrowing products launched during the fiscal year, ii) increase in the indebtedness to the BCRA, due in turn to an increase in CER compared to the prior fiscal year and iii) new credit facilities obtained abroad.

The ratio of indebtedness (measured as net shareholder's equity/assets) stood at 21.68% as of December 31, 2004 and the funding over net shareholder's equity ratio was 2.97.

	FISCAL YEAR ENDED DECEMBER 31,		VARIATION
	2004	2003	2004/2003
		(in million pesos)	
Deposits	236,4	132,6	78,2%
Bonds	2,769,7	2,798,4	(1,0)%
Central Bank	2,198,9	2,079,4	5,8%
Interbank loans and international organizations	499,0	737,2	(32,3)%
Other liabilities	120,6	142,1	(15,1)%
Sub-total Funding	5,824,6	5,889,7	(1,1)%
Currency swap	924,5	-	NM
TOTAL FUNDING	**6,749,1**	**5,889,7**	**(14,6)**





outlook and strategies for 2005 .07

Though mortgage loans will continue to be a core product in the group of options offered by the Bank, given its history and the franchising in this market segment, **the Bank will move forward in the expansion of the range of products and services offered to its customers.**

7. outlook and strategies for 2005

The main axis of support for BHSA for 2005 and for the coming years will be the strengthening of its new model as a supplier of universal banking services. The first steps were already taken during 2004, specifically with the implementation of a new system able to support the new activities.

Though mortgage loans will continue to be a core product in the group of options offered by the Bank, given its history and the franchising in this market segment, the Bank will move forward in the expansion of the range of products and services offered to its customers.

As the Bank does not have a commercial network that may allow it to adequately address its customers, efforts will made to develop alternative marketing channels. Specially relevant will be in this respect direct marketing and telemarketing actions, as well as the development of a mobile sales force. Additionally, and depending on the product, other channels will be used such as retailers, brokers and other commercial agreements.

To accompany the transformation process aimed at positioning BHSA as a diversified financial institution, a process already underway and to continue in 2005, increased efficiency shall be a must in the Bank's operational and customer service areas, in accordance with the level of service sought and the volume and diversity of products and services scheduled. On top of this, the organization must raise its awareness in relation to the significance of overall risk management and the resulting need to improve processes and controls by implementing adequate policies.

For 2005, the Bank is also planning to intensify efforts in the area of personnel training, especially in relation to products, sales, service quality and customer-orientation.

Headcount is expected to be at the same level as in fiscal 2004 with increased efficiency in resource allocation by rotating employees on an as-needed basis.

The acquisition of a financial institution is a key element in the Bank's future strategy as it will allow it to acquire volume and increase efficiency as a result of economies of scale; to penetrate new segments thanks to the inclusion of a significant portfolio of customers; to have at its disposal a range of supplementary services that will favor cross-sales and profitability by customer; to rely on a significant operational platform already in production; and to acquire management knowledge and skills in relation to businesses in which BHSA does not have significant market share at present.

For the next year BHSA is planning to proceed with further issuances of Argentine Mortgage-Backed Securities, both by financial trusts arising from mortgage securitizations and through the issuance of asset-backed bonds guaranteed by BHSA under the format of negotiable obligations, with different maturities, for the purpose of enhancing the range of alternatives offered to investors and thereby accessing a broader customer segment.

Until the bases and infrastructure necessary to subsequently transform these instruments into transactional instruments are in place, these instruments will represent not only an attractive medium-term savings alternative for the ultimate purpose of acquiring a housing unit but will offer appealing attributes as financing instruments.

As savings vehicles, CHA shall be similar to Time Deposits. However, as they offer higher returns and liquidity, they are more attractive and a better alternative when compared to bank deposits.

As holders of financing instruments, the holders of CHA shall enjoy additional benefits upon applying for mortgage loans. Securities holdings and their evolution allows the Bank to follow up the performance and savings capacity of prospective borrowers, which ultimately contributes to an adequate credit rating in the event of loan granting.

In the future, CHA will include a transactional component: holders of these securities shall enjoy benefits and discounts offered by partner businesses. The focus will be placed on efforts related to products and services associated to the acquisition and refurbishment of housing units.

This is how BHSA's actions foster the activities of the local capital markets and have a direct impact on the real economy by driving housing construction and acquisition.



Clarisa D. Lifsic de Estol | Charmain
Since 31/05/2004 to 31/12/2005
Class: D



Eduardo S. Elsztain | Vice Charmain
Since 31/05/2004 tol 31/12/2005
Class: D



Julio A. Macchi | Director
Since 03/12/2003 to 31/12/2004
Class: A



Carlos B. Pisula | Director
Since 03/12/2003 to 31/12/2004
Class: A



Edgardo Luis J. Fornero | Director
Since 17/09/2004 to 31/12/2005
Class: B



Federico L. Bensadon | Director
Since 17/09/2004 to 31/12/2005
Class: C



Jacobo J. Dreizzen | Director
Since 30/05/2003 to 31/12/2004
Class: D



Jorge M. Grouman | Director
Since 30/05/2003 to 31/12/2004
Class: D



Pedro Del Piero | Director
Since 31/05/2004 to 31/12/2005
Class: D



Gabriel Adolfo G. Reznik | Director
Since 30/05/2003 to 31/12/2004
Class: D



Pablo D. Vergara Del Carril | Director
Since 31/05/2004 to 31/12/2005
Class: D



Ernesto Manuel Viñes | Director
Since 30/05/2003 to 31/12/2004
Class: D



Saúl Zang | Director
Since 31/05/2004 to 31/12/2005
Class: D



José Antonio Cáceres Monie | Síndico
Since 08/07/2004 to 31/12/2004
Class: A



Nicolás Dilernia | Síndico
Since 30/05/2003 to 31/12/2004
Class: B



José Daniel Abelovich | Síndico
Since 30/05/2003 to 31/12/2004
Class: D y C



Marcelo Héctor Fuxman | Síndico
Since 30/05/2003 to 31/12/2004
Class: D y C



Ricardo Flammini | Síndico
Since 30/05/2003 to 31/12/2004
Class: D y C





financial statements .08

Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency.

consolidated balance sheet

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

ASSETS	2004	2003
A. Cash and cash resources	**341,762**	**414,275**
Cash	62,351	50,019
Banks and correspondents	145,456	256,115
Others	133,955	108,141
B. Government and corporate securities (note 2.4.)	**867,169**	**1,419,158**
Holdings in investment accounts	298,751	942,605
Holdings of trading securities	118,006	88,186
Unlisted government securities	234,704	184,179
Investments in listed corporate securities	61,422	34,761
Securities issued by the BCRA	154,286	184,932
Allowances	-	(15,505)
C. Loans (schedule b and note 2.5.)	**2,568,267**	**2,428,336**
To the non-financial public sector	843,774	777,193
To the financial sector	79,646	29,608
To the non-financial private sector and residents abroad	1,932,603	2,041,213
Overdraft facilities	145,690	105,370
Mortgage loans	1,643,093	1,851,706
Pledge loans	2,235	-
Unallocated collections	(11,967)	(14,153)
Consumer loans	23,619	3,029
Credit cards	3,655	-
Others	101,531	57,844
Accrued interest and quotation differences receivable	24,747	37,417
Allowances	(287,527)	(419,678)
Difference for portfolio acquisition	(229)	-
D. Other receivables for financial transactions (schedule b and note 2.6.)	**4,589,984**	**3,293,784**
Argentine central bank	2,132	8,429
Amounts receivable for spot and forward sales to be settled	12,528	5,111
Securities to be received under spot and forward purchases to be settled	1,140,680	-
Others not included in the debtor classification regulations	3,129,801	2,853,860
Others included in the debtor classification regulations	337,752	431,417
Accrued interest receivable included in the debtor classification regulations	14,396	25,096
Allowances	(47,305)	(30,129)

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

	2004	2003
F. Investments in other companies (note 2.7.)	**8,304**	**2,775**
Others	8,304	2,775
G. Miscellaneous receivables (schedule b and note 2.8.)	**632,810**	**346,585**
Others	658,969	366,320
Accrued interest receivable	1,698	1,698
Allowances	(27,857)	(21,433)
H. Bank premises and equipment (note 2.9.)	**92,037**	**95,844**
I. Miscellaneous assets (note 2.9.)	**23,797**	**31,194**
J. Intangible assets (note 2.11.)	**8,139**	**2,571**
Organization and development expenses	8,139	2,571
K. Unallocated items	**2,606**	**5,253**
TOTAL ASSETS	**9,134,875**	**8,039,775**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

consolidated balance sheet

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

LIABILITIES	2004	2003
M. Deposits (Note 2.12.)	**230,374**	**128,843**
Non-financial public sector	20,006	18,405
Financial sector	4,334	4,241
Non-financial private sector and residents abroad	206,034	106,197
Current accounts	11,510	19,668
Savings accounts	73,875	33,693
Time deposits	80,260	16,892
Investement accounts	34,550	-
Others	4,945	25,532
Accrued interest and quotation differences payable	894	10,412
N. Other liabilities for financial transactions (Note 2.13.)	**6,569,998**	**5,844,129**
Argentine Central Bank – Others	2,227,347	2,102,610
Others	2,227,347	2,102,610
Banks and international entities	509,665	311,450
Unsubordinated negotiable obligations	2,717,257	2,650,939
Creditors for spot and forward purchases to be settled	976,854	7,016
Securities to be delivered under spot and forward sales to be settled	13,543	-
Premiums on options written	3,452	2,820
Loans from domestic financial institutions	42	214,174
Others	60,410	361,973
Accrued interest and quotation differences payable	61,428	193,147
O. Miscellaneous liabilities	**62,299**	**60,254**
Fees	5,845	3,863
Others	56,454	56,391
P. Provisions	**275,781**	**287,279**
R. Unallocated items	**5,688**	**289**
Total liabilities	**7,144,140**	**6,320,794**
T. Minority interest	**31,575**	**38,156**
Shareholders' equity (Note 2.18.)	**1,959,160**	**1,680,825**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,134,875**	**8,039,775**

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

consolidated income statement

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

	2004	2003
A. Financial income	**732,447**	**968,563**
Interest on cash and cash resources	619	614
Interest on loans to the financial sector	705	343
Interest on overdraft facilities	5,145	8,723
Interest on notes	8	-
Interest on mortgage loans	161,603	193,752
Interest on pledge loans	71	-
Interest on credit card loans	23	-
Interest on other loans	13,807	9,800
Interest on other receivables for financial transactions	29,087	55,822
Result of negotiable obligation restructuring	-	231,998
Net income from government and corporate securities	135,150	-
Net income from secured loans – Decree 1387/01	32,779	45,602
Adjustment from application of CER	70,543	35,275
Adjustment from application of CVS	62,104	73,886
Result of financial loan restructuring	-	254,404
Others	220,803	58,344
B. Financial expenses	**300,800**	**594,940**
Interest on current account deposits	169	90
Interest on savings account deposits	1,406	386
Interest on time deposits	1,431	1,193
Interest on loans from financial sector	5,169	10,838
Interest on other liabilities for financial transactions	108,280	143,228
Other interest	49,335	50,155
Net loss on government and corporate securities	-	59,295
Net loss on options	8,234	172
Adjustment from application of CER	110,454	70,047
Others	16,322	259,536
GROSS INTERMEDIATION MARGIN	**431,647**	**373,623**
C. Loan loss provision	**17,502**	**33,359**
D. Income from services	**91,106**	**73,540**
Linked with lending transactions	313	202
Linked with borrowing transactions	25,733	3,022
Other commissions	3	-
Others	65,057	70,316
E. EXPENSES FOR SERVICES	**26,921**	**31,434**
Commissions	10,432	19,047
Others	16,489	12,387

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

consolidated income statement

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

	2004	2003
F. Monetary result of financial transactions	-	(10,105)
G. Administrative expenses	134,016	129,799
Personnel expenses	80,732	74,164
Directors' and syndics' fees	2,231	2,077
Other fees	7,396	6,634
Advertising and publicity	4,764	1,457
Taxes	10,322	8,274
Other operating expenses	23,712	34,163
Others	4,859	3,030
H. Monetary result of operating expenses	-	42
NET INCOME FROM FINANCIAL TRANSACTIONS	344,314	242,508
I. Minority interest	(1,073)	931
J. Miscellaneous income	95,697	264,895
Income from long-term investments	435	284
Penalty interest	9,444	15,026
Loans recovered and allowances reversed	53,264	53,130
Others	32,554	196,455
K. Miscellaneous losses	150,964	251,458
Penalty interest and charges in favor of the BCRA	40	81
Loan loss provision for miscellaneous receivables and other provisions	103,567	204,968
Others	47,357	46,409
L. Monetary result of other operations	-	26
Net income before income tax	287,974	256,902
M. Income tax (note 2.16.)	8,831	1,700
Net income for the year	279,143	255,202

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

consolidated statement of source and application of funds

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

	2004	2003
Changes in funds		
Cash and cash resources at beginning of year, restated	414,275	122,854
Increase (decrease) in funds	(72,513)	291,421
Cash and cash resources at end of year	341,762	414,275
Reasons for changes in funds		
Plus:		
Financial income collected	601,699	449,365
Income from services collected	91,106	76,703
Less:		
Financial expenses paid	423,001	35,637
Expenses for services paid	26,921	31,434
Administrative expenses paid	126,128	111,235
Funds provided by (used in) ordinary transactions	**116,755**	**347,762**
Other sources of funds	446,155	400,994
Net increase in deposits	111,049	9,113
Net increase in other liabilities	-	45,433
Net decrease in government and corporate securities	-	79,942
Net decrease in loans	-	240,877
Net decrease in other assets	293,125	-
Net decrease in other receivables for financial transactions	-	25,629
Other sources of funds	41,981	-
TOTAL SOURCES OF FUNDS	**562,910**	**748,756**
Other uses of funds	635,423	456,408
Net increase in government securities	4,591	-
Net increase in loans	81,184	-
Increase in other receivables for financial transactions	149,348	-
Net increase in other assets	-	286,696
Net decrease in deposits	-	-
Net decrease in other liabilities for financial transactions	396,247	118,575
Net decrease in other liabilities	4,053	-
Other uses of funds	-	51,137
TOTAL USES OF FUNDS	**635,423**	**456,408**
Monetary result of cash and cash resources		**927**
Decrease in funds	**(72,513)**	**291,421**

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

consolidated memorandum accounts

For the year ended December 31, 2004
In comparative format with the previous year (in thousands of pesos)

	2004	2003
Debit	**12,553,525**	**10,540,564**
Contingent	**8,454,019**	**7,467,741**
Guarantees received	1,688,851	1,969,694
Others not included in the debtor classification regulations	4,078,841	3,131,604
Contingencies re. contra items	2,686,327	2,366,443
Control	**4,068,535**	**3,055,738**
Loans classified as non-recoverable	921,208	788,484
Others	3,120,833	2,267,172
Control re. contra items	26,494	82
Derivatives	**17,372**	**17,085**
Notional value of call options bought	-	-
Derivatives re. contra items	17,372	10,075
Others	-	7,010
Trust activities	**13,599**	**-**
Trust funds	13,599	-
Credit	**12,553,525**	**10,540,564**
Contingent	**8,454,019**	**7,467,741**
Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	9,468	932
Guarantees provided to the Argentine Central Bank	911,197	491,205
Other guarantees provided not included in the debtor classification regulations	591,595	32,730
Contingencies re. contra items	6,941,759	6,942,874
Control	**4,068,535**	**3,055,738**
Amounts to be credited	28,319	1
Control re. contra items	4,040,216	3,055,737
Derivatives	**17,372**	**17,085**
"Notional" value of call options written	17,372	10,075
Derivatives re. contra items	-	7,010
Trust activities	**13,599**	**-**
Trust accounts re. contra items	13,599	-

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

consolidated classification of financing according to status and guarantees received

SCHEDULE B

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

Commercial portfolio	2004	2003
Normal situation	**1,256,342**	**1,093,888**
With "B" preferred collateral and counter-guarantees	659	20,632
Without any preferred collateral or counter-guarantees	1,255,683	1,073,256
Potential risk	**1,040**	**1,610**
With "B" preferred collateral and counter-guarantees	1,037	1,610
Without any preferred collateral or counter-guarantees	3	-
With problems	-	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	-
High risk of insolvency	-	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	-
Uncollectible	**3,396**	**12,579**
With "B" preferred collateral and counter-guarantees	153	-
Without any preferred collateral or counter-guarantees	3,243	12,579
Uncollectible for technical reasons	**1,019**	**1,017**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,019	1,017
TOTAL COMMERCIAL PORTFOLIO	**1,263,009**	**1,110,734**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

consolidated classification of financing according to status and guarantees received

SCHEDULE B [continued]

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

Consumer and housing portfolio	**2004**	**2003**
Normal performance	**1,493,850**	**1,605,024**
With "B" preferred collateral and counter-guarantees	1,376,632	1,518,452
Without any preferred collateral or counter-guarantees	117,218	86,572
Inadequate performance	**103,167**	**159,417**
With "B" preferred collateral and counter-guarantees	96,529	150,294
Without any preferred collateral or counter-guarantees	6,638	9,123
Deficient performance	**59,212**	**85,163**
With "B" preferred collateral and counter-guarantees	54,057	80,397
Without any preferred collateral or counter-guarantees	5,155	4,766
Difficult collection	**85,851**	**98,750**
With "B" preferred collateral and counter-guarantees	71,757	88,280
Without any preferred collateral or counter-guarantees	14,094	10,470
Uncollectible	**173,678**	**221,734**
With "B" preferred collateral and counter-guarantees	56,825	109,975
Without any preferred collateral or counter-guarantees	116,853	111,759
Uncollectible for technical reasons	**38,872**	**24,637**
With "B" preferred collateral and counter-guarantees	31,202	19,251
Without any preferred collateral or counter-guarantees	7,670	5,386
TOTAL CONSUMER AND HOUSING PORTFOLIO	**1,954,630**	**2,194,725**
GENERAL TOTAL	**3,217,639**	**3,305,459**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the consolidated financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

1 - CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima during the years ended December 31, 2004 and 2003 and BHN Sociedad de Inversión Sociedad Anónima during the periods of nine months ended September 30, 2004 and 2003.

Although Banco Hipotecario Sociedad Anónima holds the controlling interests in BHN Inmobiliaria Sociedad Anónima and since October 3, 2000 in VR-Tasaciones y Certificaciones Sociedad Anónima, these companies' financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by the Bank; and the business activities carried out by the latter are not very significant.

The equity investments held by the Bank in the consolidated and non-consolidated companies at December 31, 2004 are as follows:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.

- BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

- BHN Inmobiliaria Sociedad Anónima: 1,899,880 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

- VR-Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima –consolidated– and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B, which have been consolidated on a line-by-line basis.

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B.

1.3. The portion of the Shareholders' Equity corresponding to the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) on the minority interest has been disclosed in the Consolidated Income Statement, in the line captioned "Minority Interest".

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

The consolidated financial statements of BHN Sociedad de Inversión Sociedad Anónima and the individual financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The principal disclosure and valuation criteria followed for preparing these financial statements are described below:

2.1. foreign currency assets and liabilities

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the years ended December 31, 2004 and 2003.

2.2. gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the years ended December 31, 2004 and 2003.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

2.3. interest accruals and adjustments of principal amounts (cer and cvs)

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency whose total term was more than 92 days, and interest accruals for loans overdue more than 90 days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals for loans overdue more than 90 days were discontinued.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

2.4. Government and corporate securities

Listed - In Argentina and abroad:

a) The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at their year-end market quotation, net of the estimated allowance, where applicable, and corporate securities with autorization to trade on euromarkets and on the Buenos Aires Stock Exchange have been valued at their technical residual value.

b) The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A" 3785, supplementary rules and amendments. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

c) At December 31, 2003, BODEN National Government securities received in lieu of payment from borrowers of mortgage loans, as established by Decree 905/02, have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $1.40 per US dollar plus CER and accrued interest.

d) The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $1.40 per US dollar as provided for by Law 25561, Decree 214 and complementary rules and amendments.

e) National Government securities originally issued in foreign currency and not subject to conversion into pesos, have been recorded at December 31, 2003 carrying value.

Unlisted - Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus accrued interest not yet collected.

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and supplementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of hedge bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

2.5. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from application of the CER, where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows: i) those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account. ii) the loans to be used as

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

collateral for the advances granted by the BCRA for the subscription of the hedge bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.6. other receivables for financial transactions

The individual mortgage loans pending securitization whose fiduciary ownership was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in point 2.3 and 2.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation.

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. Under this agreement, the Bank's rights to receive its own negotiable obligations at market value have been recorded under assets and the financing received from abroad, under liabilities.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at year-end market value of the underlying asset.

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the reference US dollar exchange rate published by the BCRA, and the obligations issued in currencies other than the US dollar have been converted to the latter currency applying the swap rates communicated by the BCRA operations desk in force at the close of operations on the last business day of the years ended December 31, 2004 and 2003.

The financial trust participation certificates have been valued according to the equity method of accounting.

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER, where applicable, plus interest accrued until the end of the year.

2.7. investments in other companies

This caption mainly includes the equity investments held by the Bank in:

Controlled investee engaged in non-homogeneous activities: BHN Inmobiliaria Sociedad Anónima. This equity investment has been recorded according to the equity method of accounting, at June 30, 2004.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. and VR-Particulares Sociedad Anónima. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the second paragraph of point 2.4. and in second paragraph of point 2.5., respectively.

2.9. Bank premises and equipment and miscellaneous assets

These assets are recorded at cost restated in constant monetary units until February 28, 2003, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

2.10. Housing, life and unemployment insurance premiums in lending transactions

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the period in which they occur.

The Bank has set up a reserve of Ps. 12,013 thousand, which is included in the Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 10,098 thousand and Ps. 9,358 thousand at December 31, 2004 and 2003, respectively, which is shown in the Provisions caption under Liabilities.

2.11. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units of February 28, 2003, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

2.13. other liabilities for financial transactions

At December 31, 2003, futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

US dollar-denominated negotiable obligations under currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the reference US dollar exchange rate published by the BCRA, and the obligations denominated in other currencies have been converted to US dollars applying the swap rates communicated by the BCRA operations desk, in force at the close of operations on the last business day of the years ended December 31, 2004 and 2003.

2.14. valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

2.15. provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, unforeseen risks, etc.

2.16. dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in this respect are charged to the results for the year in which they occur.

2.17. income tax

Pursuant to Article 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges income and sets up a provision for income tax determined based on the transactions subject to this tax in the period in which those transactions are carried out.

2.18. minimum notional income tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

2.19. shareholders' equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts at December 31, 2004 have been restated in the currency value of February 28, 2003. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses for the year have been restated into year-end currency regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined through February 28, 2003 as follows:
a) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.
b) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
c) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

c. Prior year adjustment

On January 30, 2004, BCRA Communication "A" 4084 established a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded as a counterpart under the Prior year adjustments caption, as established by BCRA Communication "A" 4095.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment foreseen in Communication "A" 3911. In this case, those assets are to be recorded at the value admitted for purposes of the providing of collateral, under the terms of Section 15 of the above-mentioned Decree and BCRA Communications "A" 3717 and "A" 3756.

The norm also establishes that effective January 2004 past due and unpaid public sector instruments are to be recorded at the lower of carrying value at December 31, 2003 or the value resulting from applying to their face value, net of retirements or of their conversion into tax options, as the case may be, the lowest percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be offset against an adjustment account.

The Bank has opted to value the assets used as collateral at the value admitted for purposes of the providing of that collateral. As a result of the carrying value adjustment, an increase of $56,013 thousand was recorded as a counterpart in Prior year adjustments.

At December 31, 2003, in accordance with regulations known at that date, the Bank had capitalized the difference arising from the application of the CVS instead of CER to certain loans for $ 81,645 thousand. At the date of these financial statements,

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

those loans had been repaid in the amount of $51,645 thousand charging them to prior years results, according to the criterion established by BCRA Communication "A" 4202, and the difference was covered with provisions previously set up.

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the results for the year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

3 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 10:

3.1 valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

At December 31, 2004 and 2003, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and Other Receivables for financial transactions – Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the consolidated financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

d) Secured loans, government and other similar securities

As established by Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National Government national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, at December 2004 and 2003 were recorded under "Loans to the Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at December 31, 2004 and 2003 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the CPCECABA, at December 31, 2004 and 2003 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

The Bank has recorded as a prior year adjustment the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Hedge Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095. Under professional accounting standards, this item is to be charged to the result for the year, because it was accrued this year.

e) Compensation for application of the CER/CVS

The Bank has written off the compensation amount for asymmetric indexation and charged it to the results for prior years, according to the criterion established by BCRA Communication "A" 4202. Under professional accounting standards, that compensation amount should have been charged to the results for the current year.

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the period of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. The same valuation criterion under professional accounting standards is also to be applied to all subsidiaries.

g) Restatement to constant currency

The December 31, 2003 financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the years ended December 31, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

3.2 disclosure issues

a) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

4 - RESTRICTED ASSETS OF RELATED COMPANIES

As of September 30, 2004, BHN Sociedad de Inversión Sociedad Anónima did not have any restricted assets.

BACS Banco de Crédito y Securitización S.A. is subject to the provisions of Decree 905/02 which provides that the Argentine Central Bank will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. At the date of these financial statements, the assets to be offered by the Bank to the Governing Entity had not been identified.

BACS Banco de Crédito y Securitización S.A. carries certificates of participation in the BACS II Financial Trust and BACS Funding I Mortgage Trust as collateral for the financing line held with International Finance Corporation (IFC).

5 - MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make the pertinent presentations to the BCRA proposing the correct classification.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Balance sheet

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

	2004	2003
ASSETS		
A. Cash and cash resources	**316,423**	**379,002**
Cash	43,039	30,892
Banks and correspondents	139,429	239,969
Others – (Note 10.2.)	133,955	108,141
B. Government and corporate securities (Schedule A and note 10.4)	**816,200**	**1,358,173**
Holdings in investment accounts	262,876	906,791
Holdings of trading securities	115,101	24,341
Unlisted government securities	234,704	234,401
Investments in listed corporate securities	49,233	7,708
Securities issued by the BCRA	154,286	184,932
C. Loans (schedules b, c and d and notes 10.3. And 10.5.)	**2,527,677**	**2,393,243**
To the non-financial public sector	843,774	777,193
To the financial sector	84,333	1,467
To the non-financial private sector and residents abroad	1,886,712	2,034,191
Overdraft facilities	145,690	105,370
Mortgage loans	1,643,093	1,851,706
Pledge loans	2,235	-
Consumer loans	19,712	3,029
Credit cards	3,655	-
Unallocated collections	(11,949)	(14,153)
Others	60,429	50,858
Accrued interest and quotation differences receivable	23,847	37,381
Allowances (Schedule J and Notes 12 and 13)	(287,142)	(419,608)
D. Other receivables for financial transactions (Schedules B, C and D and Notes 10.3. and 10.6.)	**4,512,195**	**3,197,702**
Argentine Central Bank	2,132	8,429
Amounts receivable for spot and forward sales to be settled	12,528	-
Securities to be received under spot and forward purchases to be settled	1,140,680	-
Others not included in the debtor classification regulations (Note 16)	3,051,965	2,785,495
Others included in the debtor classifications regulations (Notes 16 and 17)	337,752	408,896
Accrued interest receivable included in the debtor classification regulations (Note 17)	14,396	25,011
Allowances (Schedule J)	(47,258)	(30,129)
F. Investments in other companies (schedule e and notes 10.7. And 32)	**119,351**	**114,894**
In financial institutions	73,670	74,198
Others	45,681	40,696

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

For the year ended December 31, 2004
In comparative format with the previous year (in thousands of pesos)

	2004	2003
G. Miscellaneous receivables (Note 10.8.)	**623,161**	**335,072**
Others (Note 18)	649,320	354,807
Other accrued interest receivable	1,698	1,698
Allowances (Schedule J)	(27,857)	(21,433)
H. Bank premises and equipment (Schedule f and note 10.9.)	**89,409**	**95,607**
I. Miscellaneous assets (Schedule F and Note 10.9.)	**23,797**	**31,194**
J. Intangible assets (Schedule G and Note 10.11.)	**6,263**	**1,969**
Organization and development expenses	6,263	1,969
K. Unallocated items	**2,606**	**5,253**
TOTAL ASSETS	**9,037,082**	**7,912,109**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Balance sheet

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

	2004	2003
LIABILITIES		
L. Deposits (Schedules H and I and Notes 10.3., 10.12. and 31)	**236,392**	**132,625**
Non-financial public sector	20,006	18,405
Financial sector	4,389	4,241
Non-financial private sector and residents abroad	211,997	109,979
Current accounts	17,473	23,450
Savings accounts	73,875	33,693
nvestment accounts	34,550	-
Time deposits	80,260	16,892
Others	4,945	25,532
Accrued interest and quotation differences payable	894	10,412
M. Other liabilities for financial transactions (Schedule I and Notes 10.3., 10.13. and 10.14.)	**6,512,749**	**5,757,125**
Argentine Central Bank	2,198,115	2,074,683
Others	2,198,115	2,074,683
Banks and international entities	490,848	259,465
Unsubordinated negotiable obligations (Note 19)	2,717,257	2,650,939
Amounts payable under spot and forward purchases to be settled	976,854	-
Securities to be delivered under spot and forward sales to be settled	13,543	-
Premiums on options written	3,452	2,820
Loans from domestic financial institutions	-	214,174
Others (Note 22)	51,310	361,973
Accrued interest and quotation differences payable	61,370	193,071
N. Miscellaneous liabilities	**47,312**	**53,966**
Fees	5,817	3,833
Others (Note 23)	41,495	50,133
O. Provisions (Schedule J and Notes 10.10., 10.15. and 24)	**275,781**	**287,279**
Q. Unallocated Items	**5,688**	**289**
TOTAL LIABILITIES	**7,077,922**	**6,231,284**
Shareholders' equity (per related statement) (Note 10.19.)	1,959,160	1,680,825
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,037,082**	**7,912,109**

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

income statement

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

	2004	2003
A. Financial income	**707,880**	**929,983**
Interest on cash and cash resources	595	573
Interest on loans to the financial sector	748	-
Interest on overdraft facilities	5,145	8,723
Interest on notes	8	-
Interest on mortgage loans	161,603	193,752
Interest on pledge loans	71	-
Interest on credit card loans	23	-
Interest on other loans	11,133	9,461
Interest on other receivables for financial transactions	28,541	54,300
Result of negotiable obligation restructuring	-	231,998
Net income from government and corporate securities	117,844	-
Net income from secured loans – Decree 1387/01	32,779	45,602
Adjustment from application of CER	69,043	34,025
Adjustment from application of CVS	62,104	73,886
Result of financial loan restructuring	-	254,404
Others (Note 25)	218,243	23,259
B. Financial expenses	**296,442**	**589,266**
Interest on current account deposits	173	95
Interest on savings account deposits	1,406	386
Interest on time deposits	1,431	1,193
Interest on loans from financial sector	5,169	10,838
Interest on other liabilities for financial transactions	106,626	142,672
Other interest	48,787	49,773
Net loss on options	8,234	172
Net loss on government and corporate securities	-	62,344
Adjustment from application of CER	108,969	69,569
Others (Note 25)	15,647	252,224
GROSS INTERMEDIATION MARGIN	**411,438**	**340,717**
C. Loan loss provision	**17,130**	**33,289**
D. Income from services	**67,433**	**73,413**
Linked with lending transactions	134	-
Linked with borrowing transactions	3,005	3,022
Others (Note 26)	64,294	70,391
E. Expenses for services	**26,939**	**30,988**
Commissions	10,388	18,981

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

income statement

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

	2004	2003
Others (Note 27)	16,551	12,007
F. Monetary result of financial transactions	**-**	**(9,314)**
G. Administrative expenses	**105,335**	**101,708**
Personnel expenses	57,765	55,018
Directors' and syndics' fees	2,029	1,925
Other fees	6,157	5,123
Advertising and publicity	4,644	1,454
Taxes	9,978	7,781
Other operating expenses (Note 28)	21,841	27,684
Others	2,921	2,723
H. Monetary result of operating expenses	**-**	**41**
NET INCOME FROM FINANCIAL TRANSACTIONS	**329,467**	**238,872**
I. Miscellaneous income	**100,501**	**264,634**
Income from long-term investments	10,713	-
Penalty interest	9,430	15,026
Loans recovered and allowances reversed	53,019	53,130
Others (Note 29)	27,339	196,478
J. Miscellaneous losses	**150,825**	**248,328**
Loss on long-term investments	-	10
Penalty interest and charges in favor of the BCRA	30	74
Loan loss provision for miscellaneous receivables and other provisions	103,567	204,968
Others (Note 30)	47,228	43,276
K. Monetary result of other operations	**-**	**24**
NET INCOME BEFORE INCOME TAX	**279,143**	**255,202**
NET INCOME FOR THE YEAR	**279,143**	**255,202**

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Balance sheet

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

statement of changes in shareholders' equity

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

CHANGES	CAPITAL STOCK	NON-CAPITALIZED CONTRIBUTIONS: SHARE ISSUANCE PREMIUMS	NON-CAPITALIZED CONTRIBUTIONS: IRREVOCABLE CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
1. Opening balances	1,500,000	-	1
2. Prior year adjustment (Note 41)			
3. Subtotal	1,500,000	-	1
4. Net income for the year			
5. Closing balances	1,500,000	-	1

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

	PROFIT RESERVES				
EQUITY ADJUSTMENT	LEGAL	OTHERS	RETAINED EARNINGS	TOTAL AT 12.31.04	TOTAL AT 12.31.03
1,797,623	1,022,078	169,608	(2,808,485)	1,680,825	1,425,623
			(808)	(808)	-
1,797,623	1,022,078	169,608	(2,809,293)	1,680,017	1,425,623
			279,143	279,143	255,202
1,797,623	1,022,078	169,608	(2,530,150)	1,959,160	1,680,825

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

statement of source and application of funds

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

	2004	2003
Changes in funds		
Cash and cash resources at beginning of year	379,002	105,973
Increase (decrease) in funds	(62,579)	273,029
Cash and cash resources at end of year	316,423	379,002
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	670,763	410,906
Income from services collected	67,433	76,576
Less:		
Financial expenses paid	437,742	29,963
Expenses for services paid	26,939	30,988
Administrative expenses paid	97,991	83,328
Funds provided by ordinary transactions	**175,524**	**343,203**
Other sources of funds	409,283	399,330
Net increase in deposits	113,285	412
Net increase in other liabilities	-	39,639
Net decrease in government and corporate securities	-	49,782
Net decrease in loans	-	271,703
Net decrease in other receivables for financial transactions	-	37,794
Net decrease in other assets	295,998	-
Other sources of funds	-	-
Total sources of funds	**584,807**	**742,533**
Other uses of funds	647,386	468,626
Net increase in government and corporate securities	14,607	-
Net increase in loans	74,375	-
Net increase in other receivables for financial transactions	167,556	-
Net increase in other assets	-	290,547
Net decrease in deposits	-	-
Net decrease in other liabilities for financial transactions	366,474	134,093
Net decrease in other liabilities	12,753	-
Other uses of funds	11,621	43,986
Total uses of funds	**647,386**	**468,626**
Monetary result of cash and cash resources	-	878
Increase (decrease) in funds	(62,579)	273,029

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

	2004	2003
DEBIT	**11,969,691**	**10,500,824**
Contingent	**8,425,700**	**7,435,011**
Guarantees received	1,688,851	1,969,694
Others not included in the debtor classification regulations	4,072,410	3,131,604
Contingencies – re. contra items	2,664,439	2,333,713
Control	**3,526,619**	**3,055,738**
Loans classified as non-recoverable	921,208	788,484
Others	2,578,917	2,267,172
Control – re. contra items	26,494	82
Derivatives	**17,372**	**10,075**
Derivatives – re. contra items	17,372	10,075
CREDIT	**11,969,691**	**10,500,824**
Contingent	**8,425,700**	**7,435,011**
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	9,468	932
Guarantees provided to the BCRA	911,197	491,205
Other guarantees not included in the debtor classification regulations	569,707	-
Contingencies – re. contra items	6,935,328	6,942,874
Control	**3,526,619**	**3,055,738**
Amounts to be credited	28,319	1
Control – re. contra items	3,498,300	3,055,737
Derivatives	**17,372**	**10,075**
"Notional" value of call options written	17,372	10,075

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Government and corporate securities

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

DESCRIPTION	IDENTIFICATION
LISTED GOVERNMENT SECURITIES	
Holdings in investment accounts	
Argentina	
In foreign currency	
Boden 2012 - Compensating Bond	ARR6123=BA
Boden 2012 - Repayment of loans	
Subtotal investment accounts	
Holdings of trading securities	
Argentina	
In pesos	
National Government bonds in pesos 2% - due - 2007	BODEN 2007
National Government bonds in pesos 2% - due - 2008	BODEN 2008
Consolidation bond Series 4 - 2%	PRO 12
Secured bond	BOGAR 2018
US dollar suppliers bond Series 4	PRE VIII
Subtotal trading securities	

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

HOLDING			POSITION WITHOUT OPTIONS	OPTIONS	FINAL POSITION
MARKET VALUE	BOOK VALUE 12/31/2004	BOOK VALUE 12/31/2003			
220,938	262,876	906,791	262,876	-	262,876
220,938	262,876	906,791	262,876	-	262,876
220,938	262,876	807,205	262,876	-	262,876
-	-	99,586	-	-	-
220,938	**262,876**	**906,791**	**262,876**	**-**	**262,876**
115,101	115,101	24,341	115,101	-	115,101
115,101	115,101	24,341	115,101	-	115,101
31,007	31,007	12,149	31,007	-	31,007
38,152	38,152	10,100	38,152	-	38,152
16,000	16,000	-	16,000	-	16,000
2,285	2,285	-	2,285	-	2,285
27,657	27,657	2,092	27657	-	27,657
115,101	**115,101**	**24,341**	**115,101**	**-**	**115,101**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Government and corporate securities

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

DESCRIPTION	IDENTIFICATION
TOTAL LISTED GOVERNMENT SECURITIES	
UNLISTED GOVERNMENT SECURITIES	
Argentina	
In pesos	
National Government secured bonds	BOGAR
National Government Bonds	ARB6A2FC3=BA
Fiscal credit certificate	
Medium-term treasury bonds – 11.25% - due 2004	ARTY04FD3=ME
Medium-term treasury bonds – 8.755% - due 2002	ARTY02FD3=ME
US dollar Suppliers bond Series 2	PRO IV
Peso Suppliers bond Series 3	PRO V
Peso Suppliers bond Series 5	PRO IX
Other government securities	
In foreign currency	
Argentine Republic External Bills	
BODEN 2012	
TOTAL UNLISTED GOVERNMENT SECURITIES	

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

SCHEDULE A

	HOLDING		POSITION WITHOUT OPTIONS	OPTIONS	FINAL POSITION
MARKET VALUE	BOOK VALUE 12/31/2004	BOOK VALUE 12/31/2003			
336,039	**377,977**	**931,132**	**377,977**	-	**377,977**
-	234,704	234,401	234,704	-	234,704
-	200,252	187,338	200,252	-	200,252
-	197,217	160,993	197,217	-	197,217
-	-	19,564	-	-	-
-	-	3,622	-	-	-
-	126	-	126	-	126
-	270	276	270	-	270
-	440	421	440	-	440
-	376	392	376	-	376
-	334	296	334	-	334
-	1,489	1,774	1,489	-	1,489
-	34,452	47,063	34,452	-	34,452
-	34,452	33,980	34,452	-	34,452
-	-	13,083	-	-	-
-	234,704	234,401	234,704	-	234,704

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Government and corporate securities

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

DESCRIPTION	IDENTIFICATION
INVESTMENTS IN LISTED CORPORATE SECURITIES	
Other equity securities	
Argentina	
In pesos	
Banco Hipotecario - Book-entry "D"	ARBHIPO 10161
Banco Hipotecario - Options	ARBHI 10100194
CHA Series 1 – 2004	
CHA Series 2 – 2004	
Red Mutual	
Aluar S.A.	
Bansud S.A.	
Siderar S.A.	
Banco Galicia negotiable obligations due 2010	
Class C Hidroeléctrica Piedra del Aguila due 12-31-2013	
Class D Hidroeléctrica Piedra del Aguila due 12-31-2013	
Telecom S.A.	
Transportadora Gas del Sur	
Tarjeta Shopping Trust Debt Securities, Series 5	
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES	
SECURITIES ISSUED BY THE BCRA	
Securities issued by the BCRA	
BCRA Bills	ARVEY43=BA
BCRA Bills for repo transactions	
TOTAL SECURITIES ISSUED BY THE BCRA	
TOTAL	

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

SCHEDULE A

	HOLDING		POSITION WITHOUT OPTIONS	OPTIONS	FINAL POSITION
MARKET VALUE	BOOK VALUE 12/31/2004	BOOK VALUE 12/31/2003			
49,233	49,233	7,708	49,233	-	49,233
49,233	49,233	7,708	49,233	-	49,233
-	-	6,888	-	-	-
-	-	30	-	-	-
521	521	-	521	-	521
2,763	2,763	-	2,763	-	2,763
2,246	2,246	-	2,246	-	2,246
2,096	2,096	-	2,096	-	2,096
8,856	8,856	-	8,856	-	8,856
4,987	4,987	-	4,987	-	4,987
13,145	13,145	-	13,145	-	13,145
5,071	5,071	-	5,071	-	5,071
633	633	-	633	-	633
6,879	6,879	-	6,879	-	6,879
1,906	1,906	-	1,906	-	1,906
130	130	790	130	-	130
49,233	**49,233**	**7,708**	**49,233**	**-**	**49,233**
154,286	154,286	184,932	154,286	-	154,286
144,355	144,355	184,932	144,355	-	144,355
9,931	9,931	-	9,931	-	9,931
154,286	**154,286**	**184,932**	**154,286**	**-**	**154,286**
539,558	**816,200**	**1,358,173**	**816,200**	**-**	**816,200**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

classification of financing according to status and guarantees received

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

COMMERCIAL PORTFOLIO	2004	2003
Normal situation	**1,219,422**	**1,036,119**
With "B" preferred collateral and counter-guarantees	659	1,007
Without any preferred collateral or counter-guarantees	1,218,763	1,035,112
Potential risk	**1,040**	**1,610**
With "B" preferred collateral and counter-guarantees	1,037	1,610
Without any preferred collateral or counter-guarantees	3	-
High risk of insolvency	**1,212**	**1,640**
With "B" preferred collateral and counter-guarantees	-	428
Without any preferred collateral or counter-guarantees	1,212	1,212
Uncollectible	**3,396**	**12,579**
With "B" preferred collateral and counter-guarantees	153	-
Without any preferred collateral or counter-guarantees	3,243	12,579
Uncollectible for technical reasons	**1,019**	**1,017**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,019	1,017
TOTAL COMMERCIAL PORTFOLIO	**1,226,089**	**1,052,965**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

CONSUMER AND HOUSING PORTFOLIO	2004	2003
Normal performance	**1,489,566**	**1,605,024**
With "B" preferred collateral and counter-guarantees	1,376,632	1,518,452
Without any preferred collateral or counter-guarantees	112,934	86,572
Inadequate performance	**103,167**	**159,417**
With "B" preferred collateral and counter-guarantees	96,529	150,294
Without any preferred collateral or counter-guarantees	6,638	9,123
Deficient performance	**59,212**	**85,163**
With "B" preferred collateral and counter-guarantees	54,057	80,397
Without any preferred collateral or counter-guarantees	5,155	4,766
Difficult collection	**85,851**	**98,750**
With "B" preferred collateral and counter-guarantees	71,757	88,280
Without any preferred collateral or counter-guarantees	14,094	10,470
Uncollectible	**173,678**	**221,734**
With "B" preferred collateral and counter-guarantees	56,825	109,975
Without any preferred collateral or counter-guarantees	116,853	111,759
Uncollectible for technical reasons	**38,872**	**24,637**
With "B" preferred collateral and counter-guarantees	31,202	19,251
Without any preferred collateral or counter-guarantees	7,670	5,386
TOTAL CONSUMER AND HOUSING PORTFOLIO	**1,950,346**	**2,194,725**
GENERAL TOTAL	**3,176,435**	**3,247,690**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

concentration of financing

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

NUMBER OF CUSTOMERS	FINANCING			
	2004		2003	
	DEBT BALANCE	% OF TOTAL PORTFOLIO	AMOUNT	% OF TOTAL PORTFOLIO
10 largest customers	1,102,779	34.72%	974,996	30.02%
50 following largest customers	125,237	3.94%	89,608	2.76%
100 following largest customers	19,398	0.61%	19,215	0.59%
Rest of customers	1,929,021	60.73%	2,163,871	66.63%
TOTAL	3,176,435	100%	3,247,690	100%

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

SCHEDULE C

Guillermo C. Martinz General Accounting Management Banco Hipotecario S.A.	Clarisa D. Lifsic de Estol On behalf of the General Manager Banco Hipotecario S.A.	Signed for purposes of identification with our report dated February 9, 2005 PRICE WATERHOUSE & Co. S.R.L.
Clarisa D. Lifsic de Estol President Banco Hipotecario S.A.	**Ricardo Flammini** On behalf of the Syndics' Committee	(Partner) Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 17 **Gabriel R. Martini** Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 201 F° 24

Breakdown of financing according to maturity dates

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

ITEM	PAST DUE PORTFOLIO	1 MONTH
Non Financial public sector	7,036	3,914
Financial sector	-	64,913
Non Financial private sector and resident abroad	45,769	274,705
TOTAL	52,805	343,532

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

REMAINING TERM TO MATURITY					
3 MONTHS	6 MONTHS	12 MONTHS	24 MONTHS	MORE THAN 24 MONTHS	TOTAL
8,709	14,776	15,374	32,035	761,930	843,774
19,420	-	-	-	-	84,333
71,704	41,578	79,117	157,231	1,578,224	2,248,328
99,833	56,354	94,491	189,266	2,340,154	3,176,435

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Breakdown of investments in other companies

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

ITEM		SHARES AND/OR UNITS			
DESCRIPTION	CLASS	FACE VALUE PER UNIT	VOTES PER SHARE	NUMBER	
In Financial Institutions, supplementary and authorized activities					
Controlled - Argentina					
BACS Banco de Crédito y Securitización S.A.	ordinary	1	1	43,750,000	
BHN Sociedad de Inversión S.A.	ordinary	1	1	17,999,920	
(*) V.R.Tasaciones y Certificaciones S.A.	ordinary	1	1	200,000	
Subtotal controlled - Argentina					
In other companies					
Controlled - Argentina					
BHN Inmobiliaria S.A.	ordinary	1	1	1,899,880	
Subtotal controlled - Argentina					
Non-controlled - Argentina					
(*) BHN Vida S.A.	ordinary	1	1	120	
(*) BHN Seguros Generales S.A.	ordinary	1	1	120	
(*) BHN Seguros de Crédito Hipotecario S.A.	ordinary	1	1	120	
Mercado Abierto Electrónico S.A.	ordinary	1,200	1	1	
ACH S.A.	ordinary	1	1	2,500	
(*) V.R. Particulares S.A.	ordinary	1	1	15,000	
Subtotal non-controlled - Argentina					
TOTAL EQUITY INVESTMENTS IN OTHER COMPANIES					

(*) PESO VALUE OF EQUITY INVESTMENTS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

AMOUNT AT 12/31/2004	AMOUNT AT 12/31/2003	INFORMATION ON THE ISSUER				
		PRINCIPAL LINE OF BUSINESS	DATA ON LATEST FIN. STATEMENTS			
			END OF PERIOD/ YEAR	CAPITAL STOCK	SHAREHOLDERS' EQUITY	RESULT FOR THE PERIOD/ YEAR
73,670	74,198	Banking	3/31/04	62,500	105,242	8,182
42,472	37,921	Investment	9/30/03	18,000	42,475	3,167
-	-	Appraisals and certifications	12/31/00	200	s/d	s/d
116,142	112,119					
3,198	2,764	Real estate broker	3/31/03	1,900	3,199	186
3,198	2,764					
-	-	Insurer	9/30/03	5,112	6,641	1,029
-	-	Insurer	9/30/03	5,112	7,435	1,090
-	-	Insurer	9/30/03	12	106	-
4	4	Over-the-counter securities	9/30/03	1,361	4,092	1,886
7	7	Electronic clearing of means of payment	12/31/01	250	1,835	384
-	-	Condominium administration	12/31/00	120	s/d	s/d
11	11					
119,351	114,894					

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Bank premises and equipment and Miscellaneous Assets

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

ITEM	NET BOOK VALUE AT BEGINNING OF PERIOD	ADDITIONS	TRANSFERS
BANK PREMISES AND EQUIPMENT			
Real estate properties	84,908		(2,120)
Furniture and facilities	6,378	170	
Machinery and equipment	1,566	228	
Computer equipment	2,562	1,961	
Sundry	193	46	
TOTAL	95,607	2,405	(2,120)
Miscellaneous assets			
Construction in progress	-	6,185	
Works of art and collectors' items	195		
Leased assets	5,808		
Assets acquired through foreclosures	-	5,882	
Other miscellaneous assets	25,191		2,120
TOTAL	31,194	12,067	2,120

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

DELETIONS	LOSSES DUE TO IMPAIRMENT OF VALUE	DEPRECIATION FOR THE PERIOD		NET BOOK VALUE AT 12/31/2004	NET BOOK VALUE AT 12/31/2003
		USEFUL LIFE (YEARS)	AMOUNT		
		50	1,805	80,983	84,908
		10	1,721	4,827	6,378
		5	696	1,098	1,566
		3	2,179	2,344	2,562
		5	82	157	193
-	-		6,483	89,409	95,607
			-	6,185	-
			-	195	195
23		50	137	5,648	5,808
3,171			42	2,669	-
17,846		50	365	9,100	25,191
21,040	-		544	23,797	31,194

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Intangible Assets

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

ITEM	NET BOOK VALUE AT BEGINNING OF YEAR	ADDITIONS	TRANSFERS	
Organization and development expenses	1,969	5,156	-	
TOTAL	1,969	5,156	-	

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

DELETIONS	LOSSES DUE TO IMPAIRMENT OF VALUE	AMORTIZATION FOR THE PERIOD		NET BOOK VALUE AT 12/31/2004	NET BOOK VALUE AT 12/31/2003
		USEFUL LIFE (YEARS)	AMOUNT		
-	-	3	862	6,263	1,969
-	-		862	6,263	1,969

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

concentration of deposits

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

NUMBER OF CUSTOMERS	2004		2003	
	DEBT BALANCE	% OF TOTAL PORTFOLIO	DEBT BALANCE	% OF TOTAL PORTFOLIO
10 largest customers	71,864	30.40%	64,838	48.89%
50 following largest customers	36,527	15.45%	7,575	5.71%
100 following largest customers	14,930	6.32%	5,618	4.24%
Rest of customers	113,071	47.83%	54,594	41.16%
TOTAL	236,392	100%	132,625	100%

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

SCHEDULE H

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Breakdown of deposits, other liabilities for financial transactionsand subordinated negotiable obligations according to maturity dates

For the year ended December 31, 2004
(In thousands of pesos)

ITEM	1 MONTH
Deposits	**198,303**
Time deposits	45,722
Investment account	34,725
Savings accounts	79,344
Current accounts	21,494
Other deposits	17,018
Other liabilities for financial transactions	**239,647**
Argentine Central Bank	
Others	2,910
Banks and international entities	
Short-term facilities in US dollars	-
Secured facilities in US dollars	-
Long-term facilities – Floating rate	-
Long-term facilities – Fixed rate	-
Unsubordinated negotiable obligations	
EMTN Series III	2,639
GMTN Series I	46,123
GMTN Series IV	2,144
GMTN Series VI	2,834
GMTN Series XVI	42,029
GMTN Series XVII	3,967
GMTN Series XXII	998
GMTN Series XXIII	31,723
GMTN Series XXIV	23,874
GMTN Series XXV	29,096
Secured Bond denominated in US dollars	-
Long-term Bond denominated in US dollars	-
Long-term Bond denominated in euros	-
Others	
Others	51,310
Total	**437,950**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

SCHEDULE I

REMAINING TERMS TO MATURITY					
3 MONTH	6 MONTHS	12 MONTHS	24 MONTHS	MORE THAN 24 MONTHS	TOTAL
33,371	**4,623**	**95**	**-**	**-**	**236,392**
33,371	4,623	95	-	-	83,811
-	-	-	-	-	34,725
-	-	-	-	-	79,344
-	-	-	-	-	21,494
-	-	-	-	-	17,018
14,696	**25,717**	**260,963**	**142,200**	**4,835,677**	**5,518,900**
3,729	17,938	15,376	30,434	2,128,561	2,198,948
5,097	-	193,297	59,476	-	257,870
2,709	-	24,254	24,254	97,019	148,236
-	56	-	-	17,902	17,958
-	249	-	-	74,645	74,894
-	-	-	-	-	2,639
-	-	-	-	-	46,123
-	-	-	-	-	2,144
-	-	-	-	-	2,834
-	-	-	-	-	42,029
-	-	-	-	-	3,967
-	-	-	-	-	998
-	-	-	-	-	31,723
-	-	-	-	-	23,874
-	-	-	-	-	29,096
3,161	-	28,036	28,036	112,141	171,374
-	4,007	-	-	1,294,138	1,298,145
-	3,467	-	-	1,111,271	1,114,738
-	-	-	-	-	51,310
48,067	**30,340**	**261,058**	**142,200**	**4,835,677**	**5,755,292**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

allowances and provisions

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

BREAKDOWN	OPENING BALANCES	INCREASES IN UNIFORM CURRENCY
Allowances		
Loans		
For uncollectibility risk and loss of value (a)	419,608	1
Other receivables for financial transactions		
For uncollectibility risk and loss of value (b)	30,129	17,129
Miscellaneous receivables		
For uncollectibility risk and loss of value (c)	21,433	7,784
TOTAL	**471,170**	**24,914**
PROVISIONS		
Other contingencies (d)	287,279	95,783
Contingent liabilities (e)	-	-
TOTAL	**287,279**	**95,783**

(A) For uncollectibility risks of loans: stems from the analysis covering uncollectibility risks of the loan portfolio performed by the bank, which considers the regulations laid down by the argentine central bank and estimates for the period, as mentioned in notes 12 and 13.
(b) For uncollectibility risks of other receivables for financial transactions: reflects the potential uncollectibility of mortgage loans transferred in trust, but not yet securitized.
(c) For uncollectibility risks of miscellaneous receivables: set up to cover any possible uncollectibility of miscellaneous receivables.
(d) For other contingencies: this provision was set up to cover contingencies involving lawsuits, attorneys' fees and certain expenses related to the administrative restructuring undertaken by the bank, and possible contingencies arising from the appreciation in the value of the shares –star– (see note 1).
In addition, the balance at december 31, 2004 and 2003 includes the reserves for pending insurance claims, as established by national insurance superintendency regulations.
(e) For contingent liabilities: this balance includes the uncollectibility risk stemming from the evaluation of beneficiaries' performance of outstanding commitments.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

DECREASES IN UNIFORM CURRENCY		BALANCES AT 12/31/2004	BALANCES AT 12/31/2003
REVERSALS	ALLOCATIONS		
	132,467	287,142	419,608
-	-	47,258	30,129
-	1,360	27,857	21,433
-	133,827	362,257	471,170
-	107,281	275,781	287,279
-	-	-	-
-	107,281	275,781	287,279

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

capital status

For the year ended December 31, 2004
(In thousands of pesos)

STOCK		
CLASS	NUMBER	VOTES PER SHARE
Ordinary Book-entry shares	150,000,000	(1)
TOTAL		

- See Note 9 to the financial statements.
- See Note 39 to the financial statements.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

CAPITAL STOCK					
ISSUED		PENDING ISSUANCE OR DISTRIBUTION	ALLOTTED	PAID-IN	NOT YET PAID-IN
OUTSTANDING	TREASURY STOCK				
1,500,000 (2)	-	-	-	1,500,000	-
1,500,000		-	-	1,500,000	-

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Foreign currency balances

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

CAPTIONS	HEAD OFFICE AND BRANCHES IN ARGENTINA	TOTAL AT 12/31/2004
ASSETS		
Cash and cash resources	253,594	253,594
Government and corporate securities	316,177	316,177
Loans	44,352	44,352
Other receivables for financial transactions	4,024,199	4,024,199
Miscellaneous receivables	563,869	563,869
Unallocated items	-	-
TOTAL	5,202,191	5,202,191
LIABILITIES		
Deposits	16,862	16,862
Other liabilities for financial transactions	4,245,510	4,245,510
Miscellaneous liabilities	675	675
TOTAL	4,263,047	4,263,047
MEMORANDUM ACCOUNTS		
DEBIT (Except for contra items)	47,993	47,993
Contingencies	44,771	44,771
Control	3,222	3,222
CREDIT (Except for contra items)	560,873	560,873
Contingencies	560,873	560,873

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

SCHEDULE L

TOTAL FOR THE PERIOD (BY CURRENCY)		TOTAL AT 12/31/2003
US$	EUROS	
245,744	7,850	298,587
316,177	-	953,853
44,352	-	49,489
2,907,668	1,116,531	2,677,052
562,873	996	284,404
-	-	324
4,076,814	1,125,377	4,263,709
16,862	-	445
3,060,050	1,185,460	3,388,609
674	1	627
3,077,586	1,185,461	3,389,681
47,445	548	53,841
44,325	446	49,646
3,120	102	4,195
560,873	-	-
560,873	-	-

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Financial assistance to related parties

For the year ended December 31, 2004
In comparative format with the previous year (In thousands of pesos)

ITEM / SITUATION	NORMAL	POTENTIAL RISK / INADEQUATE PERFORMANCE	WITH PROBLEMS / DEFICIENT PERFORMANCE	
			NOT YET DUE	PAST DUE
1. Loans				
Mortgage and pledge loans	127	-	-	-
With "B" preferred collateral and counter-guarantees	127	-	-	-
2. Equity investments in other companies	119,340	-	-	-
TOTAL	119,467	-	-	-
Allowances	1	-	-	-

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

SCHEDULE N

HIGH RISK OF INSOLVENCY / DIFFICULT COLLECTION		UNCOLLECTIBLE	UNCOLLECTIBLE FOR TECHNICAL REASONS	TOTAL	
NOT YET DUE	PAST DUE			12/31/04	12/31/03
-	-	62	-	189	396
-	-	62	-	189	396
-	-	-	-	119,340	114,883
-	-	62	-	119,529	115,279
-	-	62	-	63	49

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

1 – COMPREHENSIVE FINANCIAL DEBT RESTRUCTURING PLAN

In view of the significant adverse changes that took place in 2002 in Argentina (Note 2) and their impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a restructuring of its debt corresponding to principal on: i) negotiable obligations issued abroad for approximately $ 2,849,254 thousand and ii) loans received from foreign banks and entities for approximately $ 889,551 thousand, both balances at December 31, 2003.

On the basis of that restructuring and with the intention to give an equitable treatment to the various creditors involved, the Bank decided to postpone the servicing of the principal, interest and any other item in connection with the debt concerned from August 16, 2002 to the date of the successful restructuring of the debt. This situation was informed to the Argentine Central Bank, the National Securities Commission and the Buenos Aires Stock Exchange on August 16, 2002.

On August 14, 2003, the Bank launched an Offering involving all its series of negotiable obligations which consists in general terms of:

Offering holders of negotiable obligations the possibility of exchanging their existing holdings denominated in dollars or euros for new negotiable obligations in dollars or euros, respectively, for the same face value and falling due in 2013 ("Offering at par").

Through the Offering at par the Bank offers to exchange existing negotiable obligations for: i) long-term negotiable obligations for a face value of 90% of the notes presented, plus ii) long-term negotiable obligations for a face value of 10% of the face value of the notes presented, if such presentation is made prior to September 15, 2003; plus iii) cash as compensation for unpaid interest between August 16, 2002 and September 15, 2003.

Those holders of negotiable obligations which participate in the Offering at par may participate in the second Offering, which will be made at the same time. In this second offering holders may opt for a payment option in cash ("Offering in cash") or an option to receive new secured negotiable obligations and for a shorter term ("Offering of Secured Negotiable Obligations").

Through the Offering in cash, the Bank offers to exchange the long-term negotiable obligations received under the Offering at par for a cash amount equal to 45% of the face value of those notes plus a payment in cash for unpaid interest.

Through the Offering of Secured Negotiable Obligations, the Bank offers to exchange long-term negotiable obligations received under the Offering at par for new negotiable obligations secured by a trust for a face value

equivalent to 70% of the face value of the notes received under the Offering at par, plus a cash payment for unpaid interest. The security consists of creating a trust that is composed of BODENs and secured loans for at least 110% of the nominal amount of the new secured negotiable obligations to be issued. The negotiable obligations also give the right to receive a contingent payment to cover the appreciation in the value of the shares in the Bank (StARS). The StARS may be paid in cash, in class D shares or through a combination of the two items only on the due date of the secured negotiable obligations and according to the method of valuation envisaged in the Offering. The StARS cannot be separated from the secured negotiable obligations.

The Bank also invited creditors of its debt subject to restructuring to execute an out-of-court reorganization plan if the offerings prove successful and more than 75% of the Bank's creditors (including the condition that the plan is to be approved by at least 66.6% of each class of creditors affected) agree to execute that plan. Furthermore, the Bank will request its approval and signing by the courts.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

The Offering presented, the request for modification of certain legal provisions of the existing negotiable obligations, the request for approval of the out-of-court reorganization plan, and the restructuring of the bank debt (in terms substantially equal to the offering made to the holders of notes) form part of the comprehensive restructuring plan implemented by the Bank. (See Note 45).

The Offering was subject to certain limitations and various conditions, including the amount available for Offerings in cash and the amount of the new secured obligations to be issued. The Bank will earmark up to US$60,000 thousand to the Offering in cash and issue new secured negotiable obligations for up to US$300,000. Bank creditors may also participate in the Offering in cash and the Offering of secured negotiable obligations.

The Offering was also subject to the restructuring of the bank debt (with a participation of at least 90%) and to the obtaining of a participation of at least 90% of the existing negotiable obligations.
The new negotiable obligations would not be registered in the United States of America.

On December 29, 2003 the term for receiving exchange offers expired, the Bank accepting all existing validly offered securities in view of compliance with the conditions for the Bank's exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing at December 29, 2003 was Ps. 2,662,242 thousand, representing approximately 93% of the total principal on the outstanding securities existing at that date. Of the final amounts validly offered, approximately 77% (Ps. 2,060,861 thousand) opted to receive long-term securities, approximately 7% (Ps. 168,054 thousand), cash and approximately 16% (Ps. 433,325 thousand), guaranteed securities.

Of a total principal amount of Ps. 889,551 thousand on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring. Of the participating amounts, approximately 20% (Ps. 187,403 thousand) opted to receive long-term loans, approximately 10% (Ps. 98,354 thousand), cash and approximately 70% (Ps. 607,956 thousand), secured loans.

The following table shows the amounts and percentages of the existing securities validly offered for exchange by series.

Existing US dollar-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series I	Securities at 10% due April 17, 2003	US$ 297,460,000	US$ 282,459,000	95,0%
Series III	Securities at 10,625% due August 7, 2006	US$ 13,108,000	US$ 12,371,000	94,4%
Series IV	Securities at 13% due December 3, 2008	US$ 4,810,000	US$ 3,900,000	81,1%
Series VI	Securities at 12,25% due March 15, 2002	US$ 7,598,000	US$ 6,756,000	88,9%
Series XVI	Securities at 12,625% due February 17, 2003	US$ 125,000,000	US$ 113,729,000	91,0%
Series XXIV	Securities at 9% due March 15, 2005	US$ 114,311,750	US$ 105,744,950	92,5%
	Total	**US$ 562,287,750**	**US$ 524,959,950**	**93,4%**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Existing euro-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series XVII	Securities at 9% due March 27, 2002	€1,815,000	€1,079,000	59,4%
Series XXII	Securities at 8,75% due October 18, 2002	€3,713,000	€3,471,000	93,5%
Series XXIII	Securities at 10,75% due February 6, 2004	€150,000,000	€137,702,000	91,8%
Series XXV	Securities at 8% due June 15, 2005	€170,829,200	€163,020,530	95,4%
	Total	**326,357,200**	**305,272,530**	**93,5%**

The amounts in the preceding tables include US$ 29,342 thousand, equivalent to Ps. 86,061 thousand, corresponding to total principal on existing securities held by the Bank.

US dollar-denominated bank debt

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
IFC loan	US$ 25,000,000	US$ 25,000,000	100%
USCP loan	US$ 102,500,000	US$102,500,000	100%
OPIC loan	US$ 81,736,187	US$ 81,736,187	100%
Derivatives	US$ 10,106,316	US$ 10,106,316	100%
Total	**US$ 219,342,503**	**US$ 219,342,503**	**100%**

Peso-denominated bank debt

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Syndicated loan	$ 105,000,000	$ 105,000,000	100%
Citibank facility plan	$ 120,028,503	$120,028,503	100%
Derivatives	$ 21,191,004	$ 21,191,004	100%
Total	**$ 246,219,507**	**$ 246,219,507**	**100%**

On January 14, 2004, the Bank delivered the following total amounts in new securities and cash in exchange for existing validly offered securities.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

New securities

Description	CUSIP	ISIN	Principal amount
US dollar-denominated securities due 2013	P1330H AZ 7	USP1330HAZ75	US$ 410,904,357
Euro- denominated securities due 2013	-	XS0175068971	€256,217,734
Guaranteed securities due 2010	P1330H BA 1	USP1330HBA 16	US$ 107,940,529

New bank debt

Description	Due date	Principal amount
Secured facility in pesos	2010	$ 214,173,726
Secured facility in US dollars	2010	US$ 86,333,149
Long-term facility in US dollars at a fixed rate	2013	US$ 50,315,764
Long-term facility in US dollars at floating rates	2013	US$ 13,578,941

Payments in cash

Description	Amounts in US dollars	Amounts in euros
Payments for the purchase offer	US$ 30,935,637.90	€8,746,155.57
Payments made in substitution for accrued and unpaid interest	US$ 34,182,964.99	€11,497,458.11

In addition to the payments made in relation to the purchase offer in cash, on the settlement date, the Bank made two payments in substitution for accrued and unpaid interest. The first payment corresponds to interest that existing securities would have accrued from August 16, 2002 to September 15, 2003 at an annual rate of 3%. The second payment corresponds to interest that the new securities would have accrued from September 15, 2003 to the settlement date, considering the new securities to have been issued on September 15, 2003. That interest has been calculated at rates applicable to the new securities, as described in the offering circular and the pricing supplement relating to those offerings issued by the Bank on December 8, 2003.

Based on the final validly offered amounts, and on the simultaneous restructuring of the Bank's existing bank debt, no pro ration factor has been applied to the cash or secured debt options.

At December 31, 2003, the Bank had recorded i) the positive impact of the reductions in principal amounts in the "Gain on restructuring of negotiable obligations" and "Gain on restructuring of financial loans" lines, for Ps. 231,998 thousand and Ps. 254,404 thousand, respectively, under the Financial Income caption, ii) the lower interest for Ps. 209,280 thousand accrued in fiscal 2003, adjusting the Financial Expenses caption, iii) the lower interest for Ps. 88,016 thousand accrued in fiscal 2002, in the Miscellaneous Profits caption, and iv) set up a provision for Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") covenant included in the negotiable obligation and mid-term secured facilities issue indenture.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. The only purpose of the Trust is to secure interest payments and

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

repayment of principal due on the restructured guaranteed financial debt, and its assets shall consist exclusively of BODEN, securities guaranteed by the government and their proceeds.

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At December 31, 2004, the face value of the obligations exchanged amounted to US$ 6,408 thousand and Euro 8,348 thousand.

At the date of these financial statements, the Bank had honored the first Secured Debt amortization installment that expired on August 3, 2004.

2 - ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

During 2003 and 2004, a remarkable improvement was recorded by the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002, certain economic indicators having shown signs of recovery, though still at low levels. Also, interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

In spite of the change in the economic trends mentioned above, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government's ability to meet its obligations continues to be impaired.

On January 12, 2005, the Argentine Government launched its offer to exchange financial debt subject to restructuring in order to overcome the default declared in 2002.

This restructuring will be essential to reduce uncertainty as to the fiscal outlook over the next few years

On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies which were implemented through various legal regulations that significantly affected the banking business and the exchange system. At the date of issue of these quarterly financial statements, some of these measures had not yet been issued or put in force by government and control authorities. Furthermore, changes in the economic situation led to the Government continuing to issue resolutions which regulate and modify the above-mentioned measures.

Listed below are some of the main measures adopted by the Government, which impacted on the banking operations and particularly on this Bank.

Exchange system

By Decree 260 (Exchange Regime) as from February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. Communication "A" 3471, complementary regulations and amendments established the necessary regulations for that market.
Through Press Release No. 48142, the Argentine Central Bank has published exchange regulations in force at December 31, 2004.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Loans in foreign currency

Under the terms of Law 25561, Decree 214 and complementary rules and amendments, loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos according to the following guidelines: (i) loans to the non-financial private sector, at the exchange rate of $ 1 per US dollar or its equivalent in any other foreign currency; (ii) to the non-financial public sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency and (iii) to the financial sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency. As from February 3, 2002, those measures contemplated the application of the reference stabilization index (CER), which tends to reflect the fluctuations in the consumer price index, to the loans granted to the non-financial private sector and to the non-financial public sector and a reduced interest rate, depending on the type of operation.

Decree 762/02 and Law 25713 of the National Executive Branch amended the regulations mentioned in the preceding paragraph excluding from the application of the CER those loans granted to individuals by financial institutions, as follows: (i) secured by mortgages on sole family dwellings of debtors, originally agreed for up to US$ 250,000 or any other foreign currency and converted into pesos, (ii) consumer loans originally agreed for up to twelve thousand US dollars or any other foreign currency and converted into pesos, and (iii) pledge consumer loans originally agreed for up to thirty thousand US dollars or any other foreign currency and converted into pesos. As from October 1, 2002, those loans are adjusted by applying an adjustment salary variation index (CVS), to be published by the National Statistics and Census Institute (INDEC).

As mentioned in Note 17, claims about the pesification process have been made by foreign investors against certain Trusts in which the Bank holds debt securities and certificates of participation that have been subject to the pesification of foreign currency denominated assets and liabilities established by Law 25561 and Decree 214 at the $1.00=US$1 exchange rate, as those trusts were organized under Argentine legislation, with the consequent economic impact. In addition, application of the reference stabilization index (CER) produces an asymmetric yield on certain Trust assets and liabilities.

Law 25796 established the elimination of the application of the CVS as from April 1, 2004.

Deposits in foreign currency

Law 25561 and Decree 214/02 established that all deposits in U.S. dollars or other foreign currencies in the financial system will be converted to Ps. at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. These norms also require financial institutions to return such deposits in pesos. A reference stabilization index (CER) and a minimum interest rate will be applied to these deposits.

Executive Branch Decrees 905/02, 1836/02 and 2167/02 granted owners of deposits the possibility of opting to exchange those deposits for foreign and peso denominated government securities, the Argentine Central Bank granting advances to financial institutions for them to be able to meet exchange costs.

Lastly, by Decree 739/03 the Executive Branch authorized holders of deposits originally set up in US dollars and subsequently pesified to request total or partial settlement of their deposits or certificates from financial entities based on a schedule established according to the original amount of the deposit.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law, the main points of which are as follows:
- Reinstatement of the mechanism established by Section 48 of Law 24522, which allows creditors to acquire the share package of the debtor company, setting the conditions for preventing assets from being undervalued.
- Other variables, such as the brand and the positioning on the market, have been established to determine the value of companies, in addition to the financial statements.
- The term for the foreclosure of guarantees has been suspended for 180 calendar days, as from the effective date of the above-mentioned law.
- The exclusivity period for debtors to make creditors offers has been reduced from 180 days, under the previous law to 90-120 days.
- Judges may revoke approval of the reorganization plan if they consider it to be grossly unfair for any of the parties.
- Out-of-court reorganization plan: defaulting debtors or debtors undergoing general economic and financial difficulties may agree on an out-of-court reorganization plan with their creditors, subject to approval by the court. Upon approval of this reorganization plan all legal actions against the debtor will be suspended. The approved plan will have effects for all creditors.

On January 17, 2005, Law 13302 of the Province of Buenos Aires was enacted, establishing that foreclosures of mortgages on real estate properties intended for sole family dwelling will be suspended for 180 business days within the jurisdiction of that Province, provided that their current tax value does not exceed pesos ninety thousand (Ps. 90,000).

Furthermore, this provincial law establishes that the above-mentioned suspension of foreclosure on sole family dwellings, whatever the origin of the obligation, will be extended to one (1) year in the case of unemployed borrowers at the date of enactment of that law.

Mortgage refinancing system (Note 8)

On November 6, 2003, Law 25798, regulated by Decree No. 1284/03, established:

- The creation of a system for the refinancing of mortgage loans stipulating that a state trust fund will assume the obligations of debtors who have borrowed up to Ps. 100,000 for any purpose, secured by sole and permanent family housing, in arrears between January 1, 2001 and September 11, 2003.

- The creation of a restructuring unit for the purpose of analyzing loans that are eligible under the terms of this law, except for arrears, and which have been arranged prior to the application of the convertibility of the Austral established by Law 23928.

Preventive measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the currency in which they were originally made, as the measures were in breach of constitutional rights. At the date of these financial statements, the final outcome and the amount of those claims were still unknown.

On October 26, 2004, the Supreme Court of Justice of the Nation ruled on a case that claimed reimbursement of a deposit in its original currency, confirming with the votes of five of its members the conversion to pesos of deposits at $1.40 per US dollar, adjusted by applying the CER.

Conversion of provincial public debt

By Decree 1579/02, the Executive Branch established that the Trust Fund for Provincial Development was to assume the

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. This Fund, through Banco de la Nación Argentina, in its capacity as trustee, was to issue Secured Bonds to offer them as payment of the debt held by the provinces with banks and financial institutions.

Financial System Restructuring Unit

On May 22, 2003, the Executive Branch issued Decree No. 1262 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system. At the date of these financial statements, the Bank has complied with the requirements of that Unit.

Financial Regulation and Oversight Coordination Cabinet

Executive Branch Decree 476 dated April 20, 2004 established the creation of the Financial Regulation and Oversight Coordination Cabinet, the purpose of which will be to preserve the financial system stability, enhance financial intermediation and protect the users of financial services.

The impact generated by these circumstances on the Bank's balance sheet and financial position as of December 31, 2004 was recognized in accordance with BCRA regulations and on the basis of estimates made by the Bank's Management. At the date of issue of these financial statements, it is not possible to foresee the future development of the economic situation and its effect on the Bank's economic and financial position. Therefore, these financial statements should be read in the light of these circumstances.

3. COMPENSATION GRANTED BY THE NATIONAL GOVERNMENT TO FINANCIAL INSTITUTIONS

3.1. ASYMMETRIC PESIFICATION

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned regulations.

The Executive Branch also empowered the Argentine Central Bank to determine the procedure for compensating each financial institution. This procedure has been regulated by Communications "A" 3650, "A" 3721 and "B" 7564 and complementary rules and amendments issued by that Governing Entity.

Through Communication "A" 4074, the BCRA made changes to the information required under the terms of Communication "A" 3825, in order to contemplate the effects of the reimbursement of excess amounts arising from the conversion into pesos laid down by Communication "A" 4043.

On February 19, 2004, the Bank received from the BCRA letter 316/21/04 containing observations on the calculation of the compensation made by the Bank.

On March 3, 2004, Banco Hipotecario S.A. issued a resolution approving the rectification of the information required by the

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

BCRA, which was communicated to that Regulatory Entity on March 4, 2004. The final calculation was presented on March 22, 2004.

On July 23, 2004, the Bank submitted to the Central Bank the information required under Communication "A" 4122, which included recommendations made by the Ministry of Economy.

On August 17, 2004, by means of Letter 316/95/04, the BCRA informed the Bank that in the submission mentioned in the preceding paragraph there were discrepancies in the calculation of compensation on Financial Trust Participation Certificates and Forward Purchases under other swap transactions.

On September 21, 2004, the Bank filed a motion for the reversal of the administrative resolution by the BCRA and an appeal before a higher administrative authority in the alternative, on which no decision has been made so far. The Bank also made minor adjustments to the information submitted on July 23, 2004.

Notwithstanding the motion filed and following a prudent criterion, the Bank decided to carry provisions for Ps. 30,000 thousand under liabilities, which would cover approximately 50% of the alleged miscalculation of the compensation.

Consequently, the Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 = US$ 1 rate: US$ 380,989.9 thousand.
- National Government Hedge Bond in US dollars, due 2012 (Section 29, subsection e). Hedge Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 812,531.1 thousand.

In September 2002 the Argentine Central Bank credited US$ 344,050 thousand in BODEN 2012, no bonds having been issued for the difference in the compensation amount requested.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts, ii) the amount in respect of the right to collect the compensating and hedge bonds has been recorded in Other Receivables for financial Transactions - Compensation to be received from the National Government - In foreign currency, iii) bonds delivered as collateral for Negotiable Obligations and secured facilities to banks in Miscellaneous Receivables - Guarantee Deposits, and iv) the amount of the obligation to be assumed as a counterpart for the Hedge Bond, in Other liabilities for financial transactions - Argentine Central Bank - Others.

As a result of the foreign currency denominated financial debt restructuring process and the fact that the Government has not yet concluded the compensation process for the asymmetric pesification established by Decree 905/02, the Bank's computation of the overall net foreign currency position is temporarily mismatched. This has already been communicated to the Central Bank.

3.2. ASYMMETRIC INDEXATION

Law 25796, regulated by Decree 117/04, established a mechanism for compensating financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

The amount to be compensated will arise from the loan portfolio encompassed by Decree 762/02 and Law 25713, by average duration and financial institution, net of allowances and a recollectibility factor that is set at 5% of that portfolio. The amount to be compensated will arise from considering, on a financial institution basis as mentioned above, the difference between the variation in the Reference Stabilization Index (CER) plus a 2% rate and the variation in the Salary Variation Index, if applicable to the related period, plus the applicable rate under current regulations.

If that difference is positive, the National State shall place the bonds for the financial institutions at a technical value equal to that difference. If the difference is negative, financial institutions will be required to return to the National State the "National Government Bonds in pesos at variable rates due 2013" in the amount of that difference.

Article 12 of Decree 117/04 establishes that the mechanism for compensation described above will also apply to loan portfolios that have been originated by financial institutions and then transferred to trusts until January 31, 2002, in which case the mechanism shall apply to financial institutions which hold at that date debt securities or trust participation certificates for up to the amount of the portfolio originated and transferred.

Bearing the above rules in mind, in the fiscal year ended December 31, 2003, the Bank decided to record under "Other receivables for financial transactions" Ps. 49,642 thousand for its own portfolio and Ps. 32,003 thousand for loans transferred in trust. Following a conservative criterion, these amounts have been estimated on the basis of the adjustments to the compensation for fiscal 2004, applying the CER and CVS expected for such period.

On March 12, 2004, BCRA Communication "A" 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, which included uncertain aspects regarding the compensation calculation method, particularly the method for calculating the weighted average life (point 1.a.d.) and the scope of the hypothesis foreseen in Article 4, paragraph 1 of Annex II to Decree 117/04.

In view of the uncertainty generated by the regulations issued, on April 22, 2004 the various associations grouping financial institutions sent letters to the Ministry of Economy and the BCRA requesting them to clarify the procedure to be used by the Government to calculate that compensation, indicating the need to have the calculation method available and to know how the date of termination of the compensation is to be determined, as established by article 4 of Annex II to Decree 114/04. These elements are necessary to evaluate whether it is advisable for the Bank to adhere to this regime or not.

On April 29, 2004, the BCRA issued Communication "A" 4131 establishing an extension of the deadline for adhering to the regime laid down by Communication "A" 4114 for 15 calendar days as from the date on which the Ministry of Economy and Production answers the consultations made by the associations grouping financial institutions in the letter dated April 22, 2004.

Lastly, on May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of "peso-denominated National Government Bonds accruing interest at variable rates and due 2013" to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, the Bank submitted letter No. 194 informing the Central Bank that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

In view of the uncertainty and lack of precision regarding the regulation of policies for compensating financial institutions established by the Argentine Government, and their possible impact on the Bank's balance sheet, in the current period and after the restructuring of its financial debt, the Bank implemented a policy for reducing the uncertainty related to its exposure to the

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Public Sector generated by the adverse economic situation that took place at the end of 2001. To this end, the Bank has reversed the amount of Ps. 51,645 thousand charged to "Prior year adjustments" for the rights laid down by Law 25796, and allowances for Ps. 30,000 thousand it had previously recorded (see Note 41). Notwithstanding this, the Bank has recorded the effects of the compensation for asymmetric pesification as a positive contingency in memorandum accounts, and reserved its rights to receive compensation for the losses generated by application of general regulations, as a result of which it has applied the Salary Variation index (CVS) to certain assets and the Reference Stabilization Index (CER) to certain liabilities, as well as any other compensation that may arise.

3.3. REIMBURSEMENTS FOR EXCESS OF NON-CONVERTED BALANCES

On January 5, 2004, the Bank complied with the reporting requirement established by Communication "A" 4043 and complementary rules, whereby the BCRA resolved to reimburse, or where applicable, request financial institutions to reimburse it for overstatements (understatements) in converted balances and adjustment of non-converted balances of current accounts in foreign currency opened with the BCRA and the "Minimum Liquidity Requirements" account opened with Deutsche Bank NY, as established by Decree 214/02 and complementary rules.

The Bank had previously requested Ps. 5,189 thousand for that item, which were deposited by the BCRA on March 24, 2004, plus accrued interest.

4. REHABILITATION AND REGULARIZATION PLAN

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario Sociedad Anónima to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

On April 17, 2002, the Bank submitted that Rehabilitation and Regularization plan to the Argentine Central Bank.

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002, the variation between actual balances and balances projected as of May 31, 2002, the status of the refinancing of the debts that fell due in 2002, the status of the liabilities renegotiation during the second semester of 2002(debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

Through Resolution No. 227 dated May 29, 2003, the Board of Directors of the Argentine Central Bank requested from Banco Hipotecario S.A. the reformulation of the current Rehabilitation and Regularization Plan in order for the latter to contemplate the adequacy of the liquidity projections and to take the necessary steps to safeguard its solvency.

On June 18, 2003, the Bank submitted to the Argentine Central Bank the reformulation requested by the latter, stating the following points: i) progress in the negotiations for the restructuring of the external debt, ii) petitions for authorization to repay the assistance through the delivery of BODEN 2012 received from mortgage debtors, iii) expense reduction plan, iv) adherence to the procedure established by Section 8 of Decree 739/03 for the repayment of that assistance, with the alternative foreseen in Section 3 of Decree 1262/03, and v) certain analyses of the financial statements at December 31, 2002.

By means of Resolution No. 269 of the Superintendent of Financial and Exchange Institutions, on October 27, 2004 the

Regularization and Rehabilitation Plan submitted by the Bank as required under BCRA Board Resolutions Nos. 213/02 and 227/03 was deemed to have been duly fulfilled.
This resolution was issued considering the following:

- The Bank has successfully restructured its foreign debt and started to service the new debt.
- The Bank obtained the approval from the URSF for the schedule for repayment of the assistance loans granted by the BCRA and started to amortize those loans.
- The Bank has embarked on a transformation and reorganization program involving the development of processes and systems for implementing universal banking oriented lines of business.
- The Bank has taken various steps for its reconversion, such as: i) the start-up of a new system, ii) the launch of corporate, consumer and credit card loans to the market, iii) attraction of retail deposits, iv) the placement of Argentine Mortgage Bonds Series I.
- Recording in 2004 of ample excesses of minimum capital requirements established by current regulations.
- In the first half of 2004, the Bank reported a profit of Ps. 161.6 million (9.6% of the opening shareholders' equity) as a result of the higher financial brokerage margin, thus reversing the negative margins reported in fiscal years 2002 and 2003.
- The trial balance for September 2004 presented in compliance with reporting requirements showed a profit of Ps. 223.4 million (13.3% of the opening shareholders equity).
- At October 22, 2004 the Bank records high operating liquidity levels, its liquid resources being equivalent to three times the total deposits and representing 16% of its main liabilities.
- No deficiencies were recorded in the minimum cash technical ratio in fiscal 2004, either in the peso or foreign currency positions, showing high levels of cash surpluses.

5. TREATMENT OF ASSISTANCE GRANTED BY THE BCRA

Executive Branch Decree 739/03 and BCRA Communication "A" 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Section 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentage not lower than 0.40% of the adjusted principal amount.

On September 11, 2003, reformulated on February 4, 2004, the Bank submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the Governing Entity, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen the Bank's efficiency and profitability.

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA at March 28, 2003, which at that date amounted to Ps. 391,101 thousand, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than 125%. In that submission, the Bank contemplates the settlement of its debt over a maximum term of 89 months counted as from March 31, 2004.

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Section 9, subsect. b) of Decree 739/03, which was adapted by the Bank according to the schedule mentioned in the preceding paragraph.

Through Communication "A" 4268, the BCRA established that financial institutions carrying debts for assistance loans received

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

under article 17 of the BCRA Charter, which have been financed as envisaged in Decrees Nos. 739/03 and 1262/03, may make advance payments until that credit assistance has been fully repaid.

Through Resolution No. 308 dated November 4, 2004, the Board of Directors of the BCRA established that Banco Hipotecario SA should repay the assistance loan granted by the Governing Entity prior to any foreign debt purchase or repayment.

In this regard, on November 11 and December 1, 2004, the Bank made early settlements of the financial assistance loan granted by the BCRA in the amounts of Ps. 10,000 thousand and Ps. 30,000 thousand, respectively, in order to settle in advance its restructured foreign debt.

On January 20, 2005, the Bank took part in the tender offer established by the BCRA in accordance with the guidelines of Communications "A" 4268 and 4282, the amount of Ps. 63,759 thousand having been accepted in settlement of the previously refinanced debt.

At the closing date of these financial statements, the Bank had repaid principal and interest, according to that schedule (Note 7).

6. EXPOSURE TO THE NON-FINACIAL PUBLIC SECTOR

The Bank carries in its financial statements assets with the Non-financial Public Sector amounting to Ps. 4,669,916 thousand, of which 99.20% are performing loans. These assets have not been included in the debt restructuring undertaken by the Argentine Government.

Those assets are detailed below:
a) Government securities for Ps. 575,195 thousand corresponding to new instruments not subject to restructuring issued by the National Government (BODEN 2012 Ps. 262,876 thousand; BODEN 2007 Ps. 31,007 thousand, BODEN 2008 Ps. 38,152 thousand; BOCON PRE 8 Ps. 27,658 thousand; BOGAR Ps. 199,502 thousand) and BOCON PRO 12 for Ps.16,000 thousand).
b) Government securities for Ps. 37,486 thousand subject to the sovereign debt swap implemented by the Argentine Government, of which Ps. 34,452 thousand correspond to External Bills. The Bank has stated its intention to participate in that debt swap requesting CER index-linked Discount Bonds in pesos in exchange for the External Bills, and CER index-linked Par Bonds in pesos, for the rest of its holdings.
c) Loans secured by the National Government for Ps. 716,218 thousand, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market. These loans have been recognized under the Loans caption.
d) Loans to the provincial and municipal non-financial public sectors for Ps. 127,556 thousand.
e) Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 2,643,754 thousand, pursuant to Sections 28 and 29 of Decree 905/02.
f) Miscellaneous receivables for Ps. 569,707 thousand, corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange, of which 8,834 thousand correspond to National Government Secured Loans and Ps. 484,710 thousand, to BODEN 2012, and BODEN 2012 deposited as collateral for the currency swap transactions for Ps. 76,163 thousand.

Furthermore, liabilities with the BCRA recorded at December 31, 2004 amount to Ps. 2,198,948 thousand, the related items being: i) refinanced advances and rediscounts to cover lack of liquidity for Ps. 357,917 thousand, included in the matching laid down by Decree 1262/02; and advances for Ps. 1,841,031 thousand to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

The net exposure to the Public Sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps. 2,472 thousand at December 31, 2004, while the consolidated net position amounts to Ps. 2,525 at that date.

As mentioned in Note 5, as established by Decree 1262/03, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of assistance granted according to the schedule presented. Through the procedure described in the above-mentioned norms, the Bank has delivered its holding of secured loans as collateral for this obligation, and that assistance will be amortized with the proceeds of those assets. The average duration of the secured loans provided as collateral is longer than the term requested to refinance those advances.

It is the Bank's intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the hedge bonds, as indicated by Section 29 of Decree 905/02, the remaining public sector asset portfolio, except for the securities transferred to the trust set up as security for the Guaranteed Facilities mentioned in Note 1.

Through letters dated August 26 and December 28, 2004, Banco Hipotecario informed the BCRA that it had reserved secured bonds for a face value of 126,675,947 and freely available secured loans for a face value of 109,391,930, to be used as collateral for the advance from the BCRA for the subscription of the hedge bonds to which the Bank is entitled (pursuant to Section 29, subsect. f) and g) of Decree 905/02).

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication "A" 3911, complementary rules and amendments, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values (see Notes 10.4. and 10.5.) at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

In view of the above, the Bank's high exposure to the Non-financial Public Sector must be considered in the light of the liabilities assumed with the BCRA.

7. BUSINESS PLAN AND PROJECTIONS

Within the framework of the normalization of the financial system and institutions' compliance with minimum capital requirements, the Argentine Central Bank issued Communication "A" 4027 by which it requested financial institutions to develop a business plan and projections for the twelve-month period following September 30, 2003.

On October 31, 2003, the Bank submitted the information requested to the Governing Entity, the main objectives set and fully complied with being as follows:

• Recovery of the financial stability and strengthening of the liquidity position.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

1) Closing of the Bank Debt for Negotiable Obligations Exchange Offer.
2) Rescheduling of assistance from the Argentine Central Bank: on February 5, 2004 the Financial System Restructuring Unit authorized the Argentine Central Bank to extend the time frame proposed for repaying Banco Hipotecario's debt to 89 months.
3) Obtaining compensation from the National Government (Note 3.1).

• Maximizing the present value of the credit portfolio

1) Efforts have been made to improve the administration of current loan portfolio.
2) Improvement in collection ratios.
3) Restructuring of credits in arrears.

• Operating efficiency and competitiveness

1) Continuous enhancement of resources and cost reduction by reassigning personnel to portfolio recovery and collection efforts.
2) Scale maintenance.

• Restructuring of the financial intermediation and service providing operations.

• Strengthening of creditworthiness.

• Reduction of interest rate, payment term and currency mismatching related risks.

On March 10, 2004, the BCRA issued Communication "A" 4111 redesigning the business plan and projections to be submitted by financial institutions within a term of 24 months as from December 31, 2003.

The Business Plan for the 2004-2006 period submitted to the BCRA on April 19, 2004 is focused on the development of the universal banking business, on the basis of the current mortgage loan business, according to the following objectives and goals:

1. Development of new products and services.

a) Offering commercial banking services:

• Consumer loans
• Corporate loans
• Structured financing
• Foreign trade
• Transactional retail banking

b) Bank's solvency leverage

• Retail deposits.
• Acquisition of operations, technology and networks.

c) Positioning to improve market share.
d) Increasing revenues from the mortgage loan business.

Guillermo C. Martinz General Accounting Management Banco Hipotecario S.A.	**Clarisa D. Lifsic de Estol** On behalf of the General Manager Banco Hipotecario S.A.	Signed for purposes of identification with our report dated February 9, 2005 PRICE WATERHOUSE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.
Clarisa D. Lifsic de Estol President Banco Hipotecario S.A.	**Ricardo Flammini** On behalf of the Syndics' Committee	

- New household insurance
- Third party portfolio servicing activities
- Structured financing for construction projects
- New mortgage loan structures

e) Using the Bank's own self-sufficient financial franchising
e) Strengthening collection efforts
f) Continuing with the cost reduction and efficiency improvement policies

On April 26, 2004, the Bank submitted to the Financial System Restructuring Unit the reformulation and rectification of the Transformation and Reorganization Plan (Decree 1262/03). This information was submitted according to the presentation made to the BCRA on April 19, 2004, within the framework of Communication "A" 4111.

8. MORTGAGE LOAN REFINANCING SYSTEM – LAW 25798

On June 22, 2004 the Bank stated its adherence to the Mortgage Loan Refinancing System and certified 13,225 eligible loans included in the System totaling Ps. 218,335 thousand, Ps. 193,619 thousand corresponding to the amount to be refinanced as of February 2004 under the terms of Chapter I of Law 25798. At the same time, First Trust of New York National Association, the trustee under the BHN Master Mortgage Trust, stated its adherence to the System certifying 228 eligible loans included for a total amount of Ps. 6,297 thousand, Ps. 6,239 corresponding to the amount to be refinanced as of February 2004, under the terms of Law 25798. These loans have been securitized and the beneficiary of the total proceeds therefrom is Banco Hipotecario SA.

After the system established by that Law has been formalized, the Bank will be entitled to collect bonds issued by the trustee for: i) 60% of the unpaid securities amounts falling due on November 1, 2006 and ii) 40% of the remaining securities falling due on November 1, 2014.

The Bank has not given accounting recognition in these financial statements to the vested rights arising from the implementation of this System.

9. BANCO HIPOTECARIO SOCIEDAD ANONIMA

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997, and decree 924/97 Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law 21526 and complementary rules, as amended, with the scope envisaged by the regulations, and with the rights and obligations of its predecessor.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory and offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Guillermo C. Martinz General Accounting Management Banco Hipotecario S.A.	Clarisa D. Lifsic de Estol On behalf of the General Manager Banco Hipotecario S.A.	Signed for purposes of identification with our report dated February 9, 2005 PRICE WATERHOUSE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.
Clarisa D. Lifsic de Estol President Banco Hipotecario S.A.	Ricardo Flammini On behalf of the Syndics' Committee	

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. 10 each and one vote per share, except for the special multiple vote right for the Class D shares foreseen in the Bank's by-laws.

On February 2 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. This right expired on February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

The following table shows the capital status, detailing the classes of shares and their face value.

Class	Shares	Face value	Capital Stock
A	65,853,444	10	658,534,440
B	7,500,000	10	75,000,000
C	7,500,000	10	75,000,000
D	69,146,556	10	691,465,560
	150,000,000		1,500,000,000

10 - BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1.

Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute

(INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The Professional Council In Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards", No. 17 "Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards: development of particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14"; No. 20 "Financial derivatives and hedge operations" and No. 21 "Proportional equity value – Consolidation of financial statements – Information to be disclosed in connection with related parties", through Resolutions C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 and M 5/03, respectively. Those Technical Pronouncements and amendments became effective in fiscal years commencing as from July 1, 2002, except for the latter pronouncement that will take effect on April 1, 2003. At the date of issue of these financial statements, the Central Bank had not adopted those Technical Pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

10.1. foreign currency assets and liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk, in force at the close of operations on the last business day of the years ended December 31, 2004 and 2003.

10.2. gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the years ended December 31, 2004 and 2003.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars". In accordance with the regulations of the Governing Entity.

10.3. interest accruals and adjustments of principal amounts (cer and cvs)

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

10.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at year-end market quotation.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with whereas clauses of Communication "A" 3785. At the end of each period, the technical value of those securities increases on the basis of interest accrued under the issue terms and conditions. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in payment from borrowers of mortgage loans in accordance with Decree 905/02 have been valued at their power to repay the financial assistance received from the Argentine Central Bank at December 31, 2003, that is, $ 1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

National Government securities originally issued in foreign currency and not subject to conversion into pesos, have been recorded at December 31, 2003 carrying value.

Unlisted - In Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus restatement and accrued interest not yet collected.

At December 31, 2004, the Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of hedge bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

At December 31, 2003 the CCF certificates were stated at technical value, in accordance with regulations in force at that date.

10.5. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

For purposes of these financial statements, Pre-restructuring Loans are those predating April 1, 1991 or individual loans stemming from global transactions arranged prior to that date, and Post-restructuring Loans are those originated after that date.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows:

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

a. those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account.

b. ii) the loans to be used as collateral for the advances granted by the BCRA for the subscription of the hedge bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt (Note 44).

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

10.6. other receivables for financial transactions

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 10.3. and 10.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation (see Note 3).

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. (Note 21.2). Under this agreement, the Bank's rights to receive its own negotiable obligations at market value have been recorded under assets and the financing received from abroad, under liabilities.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at year-end market value of the underlying asset (see Note 21.1).

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the quotation of that currency following the criterion described in point 10.1.
The financial trust participation certificates have been valued according to the equity method of accounting.

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER, where applicable, plus interest accrued until the end of the year.

10.7. investments in other companies

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 32). At December 31, 2004 and 2003, those equity investments have been recorded at their equity value, plus intercompany profits, where applicable, which amount to Ps. 119,340 thousand and Ps. 114,883 thousand, respectively.

The above equity investments arise from the financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima for the years ended December 31, 2004 and 2003 and BHN Sociedad de Inversión Sociedad Anónima for the periods ended September 30, 2004 and 2003, while the financial statements of BHN Inmobiliaria cover the periods ended June 30, 2004 and 2003.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

10.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the second paragraph of point 10.4. and in third paragraph of point 10.5., respectively.

10.9. Bank premises and equipment and miscellaneous assets

These assets are recorded at cost restated in constant monetary units until February 28, 2003, following the method mentioned in the second and third paragraphs of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date; while subsequent transactions are valued in current purchasing power values of the year to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

10.10. Housing, life and unemployment insurance premiums in lending and other transactions

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the period in which they occur.

The Bank has set up a technical reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 10,098 thousand and Ps. 9,358 thousand at December 31, 2004 and 2003, respectively, which is shown in the Provisions caption under Liabilities.

10.11. Intangible assets

These assets represent organization and system development expenses. Intangible assets have been restated in constant monetary units at February 28, 2003, following the method mentioned in the first paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

10.12. deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

10.13. other liabilities from financial transactions

At December 31, 2003, futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992/02 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

US dollar-denominated negotiable obligations under currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued following the criterion described in point 10.1.

10.14. valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

10.15. provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, unforeseen risks, etc.

10.16. dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in respect thereof are charged to the results for the year in which they occur.

10.17. income tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

10.18. minimum notional income tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

10.19. shareholders' equity

a. Capital stock, reserves and capital adjustment:
The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the year to which they correspond. The balances of the Shareholders' Equity accounts as of September 30, 2004 have been restated up to February 28,
2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:
Income and expenses have been recognized against the results for the period, regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined until February 28, 2003 as follows:
b.1) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.
b.2) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
b.3) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

c. Prior year adjustment (see Note 41)
The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

11. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 10:

11.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

At December 31, 2004 and 2003, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts", "Other Receivables for financial transactions – Other not included in the debtor classification regulations" and "Miscellaneous receivables – Others" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.
Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector
Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method
The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method (see Note 36).

d) Secured loans, government and other similar securities
In view of Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National State national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, at December 2004 and 2003 were recorded under "Loans to the Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at December 31, 2004 and 2003 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the CPCECABA, at December 31, 2004 and 2003 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

The Bank has recorded as a prior year adjustment the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Hedge Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095. Under professional accounting standards, this item is to be charged to the result for the year, because it was accrued this year.

e) Compensation for application of the CER/CVS
The Bank has written off the compensation amount for asymmetric indexation and charged it to the results for prior years, according to the criterion established by BCRA Communication "A" 4202. Under professional accounting standards, that compensation amount should have been charged to the results for the current year (see Note 41).

f) Valuation at equity value
For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year

Guillermo C. Martinz General Accounting Management Banco Hipotecario S.A.	**Clarisa D. Lifsic de Estol** On behalf of the General Manager Banco Hipotecario S.A.	Signed for purposes of identification with our report dated February 9, 2005 PRICE WATERHOUSE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.
Clarisa D. Lifsic de Estol President Banco Hipotecario S.A.	**Ricardo Flammini** On behalf of the Syndics' Committee	

of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. Under professional accounting standards, the same valuation criterion is also to be applied to all subsidiaries (see note 10.7).

g) Restatement to constant currency:
The December 31, 2003 financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV

Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the years ended December 31, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

11.2. Disclosure issues

a) Statement of cash flows, earning per share and business segment:
The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

12 - CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established at December 31, 2004 and 2003, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund (Note 13), including the special contribution to that fund made by the Bank at March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

Interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank, considering each of the projects as an independent cash flow from the rest of the debtor's equity.

The Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a. Maintaining the classification in respect of all those loans subject to: i) the provisions of article 13 of Law 24143 and/or: ii) restructuring, either through a repayment agreement, the compounding of interest on the amount in default or assistance, for up to six months following normalization of those loans.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

b. After this period has expired, the Bank will proceed after the seventh month, as the case may be, as follows:
b.1. If the loan is no more than 30 days in arrears, its shall be classified under the "performing" category.
b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing, as long as the arrears are equal to or less than 30 days, in which case the above paragraph is applicable.

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets three months after the date on which those loans were fully covered by such reserve.

d. Loans that having been reversed from assets, following the guidelines in point c. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days for a term of six consecutive months.

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, at December 31, 2004 and 2003 the Bank has recorded in memorandum accounts of Ps. 921,208 thousand and Ps. 788,484 thousand, respectively.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards on the total amount of the portfolio.

13. SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans.

In view of the problems of the individual loan portfolio predating 1991 arising from the social emergency of borrowers, on May 16, 2000 the Board of Directors resolved to allocate Ps. 35.392 thousand as an extraordinary contribution to the Fund the Bank is required to create under Sections 13 of Law 24143 and 17, subsect. c) of Law 24855, to partially or fully subsidize the debts due from borrowers facing a difficult economic and social situation. The Bank has recognized this contribution as an increased reserve for loan losses under the Loans caption, with a counterpart in Loan Loss Provision.

The amounts of Ps. 12,138 thousand and Ps. 13,539 thousand paid at December 31, 2004 and 2003, respectively, include the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 requires the Bank to continue to contribute to this special fund for 10 years as from July 22, 1997 under the terms of Law 24143.

14. RESTRICTED ASSETS

At December 31, 2004, the Bank records financial assistance loans received from the Argentine Central Bank for Ps. 357,917 thousand. As collateral for these transactions, senior pledges were set up on credit assets stemming from the 7% fixed rate guaranteed loan contract, due 2011, for approximately Ps. 491,041 thousand. For such purpose, the financing obtained has been

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

recorded in Other liabilities for financial transactions, and the balances representing the possible rights, in memorandum accounts.

In view of the commitments undertaken under the Bank's external debt Exchange Offer (Note 1), a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN AMRO BANK NV, Argentine Branch. At December 31, 2004, BODEN 2012 for Ps. 484,710 thousand and the yield on them and National Government Secured Loans for Ps. 8,834 had been transferred to the trust. These guarantees have been recorded in "Miscellaneous Receivables" (Note 18).

At December 31, 2004, the Bank has deposited BODEN 2012 for Ps. 76,163 thousand as collateral for the currency swap transactions (Notes 21.3. and 21.4.). These escrow deposits have been recognizd under "Miscellaneous Receivables" (Note 18).

At December 31, 2004, the Bank set up specific guarantees as security for compliance with the future sale contract entered into with Depfa Investment Bank Ltd. for Ps. 996 thousand (Note 21.2.). These escrow deposits have been recorded in "Miscellaneous Receivables" (Note 18).

At December 31, 2004 an escrow deposit was placed with ABN AMRO BANK Curaçao Branch acting as Escrow Agent, in order to secure payment of the price of the Bank's external debt Exchange Offer. This escrow deposit amounted to Ps. 284,088 (Note 18).

At December 31, 2004 and 2003 the "Miscellaneous Receivables" caption includes shares securing call options written for Ps. 17,372 thousand and Ps. 10,075 thousand, respectively.

15. INSURANCE ON REAL ESTATE SECURING THE MORTGAGE PORTFOLIO AND LIFE AND UNEMPLOYMENT INSURANCE FOR BENEFICIARIES

The Bank grants insurance coverage to the following:
- Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses: against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.

- Life insurance for paying off the debts of the Bank's borrowers: covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.

- Unemployment insurance for economically liable parties, who are borrowers: this covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

- Comprehensive household insurance: this covers the risk of fire and theft of general contents and electronic appliances for domestic use, windows, civil liability assessed for fire or explosion, removal of rubble, harm occasioned to buildings as a result of theft, lodging expenses and domicile assistance services.

The accounting policies followed by the Bank to record insurance transactions are described in Note 10.10. The Bank covers the risks involved in the insurance activity with its own net worth.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

In addition, the Bank sells insurance to cover personal accidents and health care, the coverage, risk and losses of which are undertaken by other Insurers.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the years ended December 31, 2004 and 2003, were as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Fire insurance premiums	12,697	15,501
Life insurance premiums	26,762	29,111
Unemployment insurance premiums	1,652	1,902
Additional insurance premiums	2,327	1,757
Total Premiums (Note 26)	**43,438**	**48,271**
Claims involving fire	295	425
Claims involving death	7,083	7,688
Claims involving unemployment	219	283
Additional insurance claims	262	207
Total claims (Note 27)	**7,859**	**8,603**

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenses for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption.

16 - OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Mortgage loans delivered in trust (Note 17)	255,622	308,187
Financial hedge contract	73,944	-
Compensation bonds – Law 25796 (Note 3.2)	-	81,645
Others	8,186	19,064
Total	**337,752**	**408,896**

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption, is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Compensation to be received from the National Government (in US dollars)	2,643,754	2,590,988

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

	12.31.04	12.31.03
	Thousands of Pesos	
Trust Participation Certificates (Note 17)	90,076	53,160
Negotiable obligations held in the Bank's portfolio (*)	239,724	86,061
Mortgage-backed Class B subordinated securities (Note 17)	78,411	55,286
Total	3,051,965	2,785,495

(*) The Bank carries long-term Negotiable Obligations for Ps. 145,969 thousand held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

17 - SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to First Trust of New York, as trustee. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

At December 31, 2004 and 2003, the Bank recorded Ps. 255,622 thousand and Ps. 308,187 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Others included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption; Ps. 14,393 thousand and Ps. 19,668, respectively, in the "Accrued interest receivable included in the debtor classification regulations" line, under that caption, in respect of accrued interest and adjustments from application of the CER receivable. Those receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

This year, the Bank created a Global Trust Securities Program, "CEDULAS HIPOTECARIAS ARGENTINAS" for the securitization of individual mortgage loans for the financing of housing units for a face value of up to Ps. 500,000,000, which was authorized by CNV Resolution No. 14814 dated June 3, 2004.

Under this program, the Cédulas Hipotecarias Argentinas Series I, 2004-1 Financial Trust was created, with the Bank acting as trustor, BACS Banco de Crédito y Securitización S.A., as underwriter and general manager, and Deutsche Bank S.A., as financial trustee. On June 14, 2004, this Financial Trust issued the first series of Savings Mortgage Bonds (CHA) for a face value of Ps. 50,000,000.

The period for accepting the offering expired on June 23, 2004, the Senior Trust Debt Securities CHA, Series I, 2004-1 having been placed for a face value of Ps. 40,000,000 at a 95.82% price. The Class B Trust Debt Securities CHA, Series I, 2004-1 and the Participation Certificates CHA, Series I, 2004-1 have not been placed and the trustor resolved to receive those securities at par, for a face value of Ps. 5,000,000 and Ps. 4,999,916, respectively, as advance payment for a portion of the Mortgage Bond portfolio transferred to the Trust.

The Trust Securities were issued on June 25, 2004.

The period for accepting the offering expired on November 17, 2004, the Senior Trust Debt Securities CHA, Series II, 2004-2 having been placed for a face value of Ps. 39,950,000 at a 100% price. The Class B Trust Debt Securities CHA, Series II, 2004-2 and the Participation Certificates CHA, Series II, 2004-2 have not been placed

and the trustor resolved to receive those securities at par, for a face value of Ps. 4,995,000 and Ps. 5,002,077, respectively, as advance payment for a portion of the Mortgage Bond portfolio transferred to the Trust.

The Trust Securities were issued on November 19, 2004.

At the date of these financial statements, the following trust funds have been set up:

1. BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust, BHSA I 2002 Mortgage Trust, Cédulas Hipotecarias Argentinas Financial Trust Series I, 2004-1 and Cédulas Hipotecarias Argentinas Financial Trust Series II, 2004-2, the terms of issue of which are as follows:

	Class A1/AV Debt Securities	Class A2/AF Debt Securities	Class B Debt Securities	Participation Certificates	Total
BHN I – Issued on 10.29.96 (*)					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014	
BHN II – Issued on 05.09.97 (*)					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2011	07.25.2009	03.25.2012	05.25.2013	
BHN III – Issued on 10.29.97 (*)					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018	
BHN IV – Issued on 03.15.00 (*)					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020	
BACS I – Issued on 02.15.2001 (*)					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020	
BACS Funding I Issued on 11.15.2001 (*)					
Face value in thousands of Ps.				29,907	29,907
Declared Maturity Date				11.15.2031	
BACS Funding II Issued on 11.23.2001 (*)					
Face value in thousands of Ps.				12,104	12,104
Declared Maturity Date				11.23.2031	

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

	Class A1/AV Debt Securities	Class A2/AF Debt Securities	Class B Debt Securities	Participation Certificates	Total
BHSA I Issued on 02.01.2002					
Face value in thousands of Ps.				43,412	43,412
Declared Maturity Date				02.01.2021	
CHA I Issued on 6.25.2004					
Face value in thousands of Ps.	40,000		5,000	5,000	50,000
Declared Maturity Date	12.31.2010		03.31.2012	03.31.2012	
CHA II Issued on 11.19.2004					
Face value in thousands of Ps.	40,000		5,000	5,000	50,000
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2016	

(*) Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. However, there are certain claims from foreign investors regarding the pesification procedure carried out, with the consequent economic impact.

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

At December 31, 2004 and 2003, the Bank held in its portfolio the following securities corresponding to the above-mentioned funds, a participation certificate in the BACS II Financial Trust and debt securities issued by Red Mutual I Trust:

	12.31.04	12.31.03
	Thousands of Pesos	
Class B debt securities – BHN III	13,525	13,295
Class B debt securities – BHN IV	53,744	41,991
Class B debt securities – CHA I	5,292	-
Class B debt securities – Red Mutual I	790	-
Class B debt securities – CHA II	5,060	-
Subtotal	78,411	55,286
Participation certificates – BHN II	27,229	19,814
Participation certificates – BHN III	11,196	-
Participation certificates – BHN IV	1,185	-
Participation certificates – BACS II	38,485	33,346
Participation certificates – CHA I	6,979	-
Participation certificates – CHA II	5,002	-
Subtotal	90,076	53,160
Total	**168,487**	**108,446**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

18 - MISCELLANEOUS RECEIVABLES

The breakdown of the "Others" line corresponding to the "Miscellaneous receivables" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Tax prepayments and withholdings	9,100	12,729
Receivables from government entities	3,893	6,705
Receivables for loans administered	6,002	11,519
Recoverable expenses, taxes and advances to third parties	11,177	7,987
Correspondent banks	2,458	2,606
Guarantees securing call options written (Note 14)	17,372	10,075
Deposit securing financial agreements. (Note 14)	77,159	-
Deposit securing ABN AMRO BANK trust (Note 14)	493,544	-
ABN AMRO BANK escrow deposit (Note 14)	-	284,088
Others	28,615	19,098
Total	649,320	354,807

19 - NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

At December 31, 2004, the contractual residual nominal value of the negotiable obligations amounts to Ps. 2,717,257 thousand. This amount includes Argentine Mortgage Bonds ("CHA") issued under the Global "Euro Medium Term Notes" ("EMTN") Program, ordinary negotiable obligations not convertible into shares under the Global Medium Term Notes" ("GMTN") Program, and the new issues mentioned in Note 1.

The balance of the negotiable obligations has been included in the "Other liabilities for financial transactions" caption. The residual face values of the different negotiable obligation series issued are as follows:

	Date of issue	Maturity Date	Annual interest rate	Residual face value at 12.31.04	Residual face value at 12.31.03
				(Thousands of Pesos)	
EMTN (CHA)					
Series III (US$ 100,000,000)	08.07.96	08.07.06	10.625%	2,102	2,162
GMTN					
Series I (US$ 300,000,000)	04.17.98	04.17.03	10.000%	36,301	43,998
Series IV (US$ 175,000,000)	12.03.98	12.03.08	13.000%	1,606	2,669
Series VI (US$ 135,909,000)	03.15.99	03.15.02	12.250%	2,019	2,469
Series XVI (US$ 125,000,000)	02.17.00	02.17.03	12.625%	30,844	33,058
Series XVII (EURO 100,000,000)	03.27.00	03.27.02	9.000%	2,962	2,706

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

	Date of issue	Maturity Date	Annual interest rate	Residual face value at 12.31.04	Residual face value at 12.31.03
				(Thousands of Pesos)	
Series XXII (EURO 100,000,000)	10.18.00	10.18.02	8.750%	779	890
Series XXIII (EURO 150,000,000)	02.06.01	02.06.04	10.750%	24,178	45,222
Series XXIV (US$ 107,000,000)	03.15.02	03.15.05	9.000%	19,076	25,126
Series XXV (EURO 165,700,000)	03.15.02	06.15.05	8.000%	23,767	28,714
Guaranteed bond (US$107,941 thousand)	09.15.03	08.03.10	Libor + 2.5%	168,213	316,590
Long term bond (US$449,880 thousand)	09.15.03	12.01.13	3.0 – 6.0%	1,294,138	1,205,184
Long term bond (EURO 278,367 thousand)	09.15.03	12.01.13	3.0 – 6.0%	1,111,272	942,151
				2,717,257	2,650,939

The breakdown of the bank debt is as follows:

Description	Due date	Principal amount
	Thousands of pesos	
Secured facility in US dollars	2010	145,525
Long-term facility in US dollars at a fixed rate	2013	74,647
Long-term facility in US dollars at floating rates	2013	17,903
Foreign loan – CSFB (Note 20)	2005	193,297
Foreign loan – Deutsche Bank (Note 20)	2006	59,476

In the current year the Bank proceeded to the early redemption of negotiable obligations and settlement of bank debt, according to the following detail:

1) Medium-term Guaranteed Bond (US$) for a face value of US$ 33,661 thousand, which represented a disbursement of US$ 29,921 thousand.

2) Long-term Bond (US$) for a face value of US$ 7,700 thousand, which represented a disbursement of US$ 5,868 thousand.

3) Long-term Bond (Euro) for a face value of Euros 4,520 thousand, which represented a disbursement of Euros 3,378 thousand.

4) Medium-term Secured Facilities (US$) for a face value of US$ 29,239 thousand, which represented a disbursement of US$ 23,351 thousand.

5) Medium-term Secured Facilities (Pesos) for a face value of Ps. 208,675 thousand, which represented a disbursement of Ps. 170,111 thousand.

6) Fixed-rate long-term Facilities (US$) for a face value of US$ 25,214 thousand, which represented a disbursement of US$ 16,907 thousand.

7) Floating-rate long-term Facilities (US$) for a face value of US$ 7,559 thousand, which represented a disbursement of US$ 4,671 thousand.

The results of these operations have been recorded under Financial Income.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

20. BANCO HIPOTECARIO'S RETURN TO THE INTERNATIONAL CAPITAL MARKETS

The profound economic crisis Argentine endured at the end of 2001 and during 2002 obliged the Bank to postpone the servicing of the foreign debt and negotiate its restructuring, which concluded successfully in December 2003 (see Note 1).

Only two years after that crisis, the Bank obtained funds again through financing from leading foreign banks, according to the following detail:

• On September 2, 2004, a loan was obtained from Credit Suisse First Boston International ("CSFB") for US$ 65,000 thousand, falling due on August 25, 2005, on which interest is paid at 6-month LIBOR, plus 430 basis points.

• On September 30, 2004, a loan was obtained from Deutsche Bank London for US$ 20,000 thousand, falling due on March 31, 2006, on which interest is paid at 180-day LIBOR, plus a 4.4% margin.

21. DERIVATIVE FINANCIAL INSTRUMENTS

21.1. On January 29, 2004, the Bank entered into a total return swap transaction as a partial hedging for the Stock Appreciation Right clause ("StARS") included in the issuance of the Medium-term Secured Facility (Note 1). This transaction involves 7,110,000 Class D ordinary shares in Banco Hipotecario Sociedad Anónima. The amount agreed under this transaction was US$17,519 thousand.

21.2. During March 2004, the Bank executed a forward sale contract with DePfa Investment Bank Ltd. to repurchase bonds and Banco Hipotecario's loans, by financing 50% of the eligible instruments purchase price.

21.3. On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap) for Euros 150,000 thousand. The purpose of this transaction was to reduce variations in the Bank's results generated by the volatility of the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

21.4. On October 29, 2004, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston for 100,000 thousand. The purpose of this transaction was to reduce variations in the Bank's results generated by the volatility of the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

22. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS

The breakdown of the "Others" line included in the "Other liabilities for financial transactions" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Collections and other transactions on behalf of third parties	20,132	23,010
Financial loan	-	181,153
Tender offer (Note 1)	-	122,895
Retail Bank Network	28,130	34,197
Others	3,048	718
Total	**51,310**	**361,973**

23. MISCELLANEOUS LIABILITIES

The breakdown of "Others" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Sundry creditors	23,028	22,905
Other fees and expenses payable	2,692	2,829
Tax withholdings to be deposited	2,182	2,313
Taxes payable	5,476	13,125
Payroll withholdings and contributions	1,738	1,450
Salaries and social security charges payable	636	649
Others	5,743	6,862
Total	**41,495**	**50,133**

24. PROVISIONS

	12.31.04	12.31.03
	Thousands of Pesos	
Provision for insurance risk	10,098	9,358
Provision for unforeseen risks	136,582	177,262
Provision for taxes	21,200	-
Provision for lawsuits	103,061	95,676
Others	4,840	4,983
Total	**275,781**	**287,279**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

25. FINANCIAL INCOME AND EXPENSES

The breakdown of the "Others" line included in the "Financial income" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Gold and foreign currency quotation difference	38,077	-
Restructured and buy back of bank debt (Note 19)	141,275	-
Result from compensating and hedge bonds and other government securities	38,728	23,259
Others	163	-
Total	**218,243**	**23,259**

The breakdown of the "Others" line included in the "Financial expenses" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Gold and foreign currency quotation difference	-	248,457
Turnover tax on financial income	13,693	3,425
Premiums on swap transactions	1,485	-
Contribution to the deposit guarantee fund	469	342
Total	**15,647**	**252,224**

26. INCOME FROM SERVICES

The breakdown of the "Others" line included in the "Income from services" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Insurance premiums (Note 15)	43,438	48,271
Commissions and services on loans	17,440	19,704
Others	3,416	2,416
Total	**64,294**	**70,391**

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

notes to the financial statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

27 - EXPENSES FOR SERVICES

The breakdown of the "Others" line included in the "Expenses for services" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Insurance claims (Note 15)	7,859	8,603
Turnover tax	1,462	498
Others	7,230	2,906
Total	**16,551**	**12,007**

28 - ADMINISTRATIVE EXPENSES

The breakdown of the "Other operating expenses" line included in the "Administrative expenses" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Depreciation of bank premises and equipment	6,483	7,128
Intangible asset amortization	862	6,126
Insurance	1,815	3,049
Rental	1,046	1,100
Telephony, electricity and mailing services	3,767	2,916
Software links	1,002	1,572
Maintenance and preservation of bank premises and equipment	4,240	3,283
Others	2,626	2,510
Total	**21,841**	**27,684**

29 - MISCELLANEOUS INCOME

The breakdown of the "Others" line included in the "Miscellaneous income" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Recovery of postal savings expenses	-	301
Rental income	612	623
Adjustments and interest on miscellaneous receivables	68	1,042
Gain on operations with premises and equipment and miscellaneous assets	13,678	2,773

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

	12.31.04	12.31.03
	Thousands of Pesos	
Compensating bonds – Law 25796 (Note 3.2)	-	81,645
Recovery of interest on restructuring	-	88,016
Reversal of provision for taxes	-	9,829
Others	12,981	12,249
Total	**27,339**	**196,478**

30 - MISCELLANEOUS LOSSES

The breakdown of the "Others" line included in the "Miscellaneous losses" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Depreciation of miscellaneous assets	544	693
Turnover tax	850	186
Other taxes	4,548	16,792
Loss on operations with premises and equipment and miscellaneous assets	22,836	5,157
Donations	338	294
System for repayment of loans with discounts	2,642	16,323
Tax on personal assets – General Resolution 1497/02	1,077	1,077
Others	14,393	2,754
Total	**47,228**	**43,276**

31 - DEPOSIT GUARANTEE INSURANCE SYSTEM

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a normal contribution equivalent to 0.03% of their monthly average daily balances of deposits in current accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from those deposits.

In addition to the normal contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.
Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided that financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Through Communication "A" 4206 dated September 14, 2004, the BCRA changed the standard contribution to 0.02% of the monthly average of daily balances of the deposits mentioned in the first paragraph of this Note. That percentage was changed again to 0.015% through Communication "A" 4271 dated December 31, 2004.

It is also established that the BCRA may require an advance payment of an amount equivalent to 24 minimum standard contributions within at least 30 calendar days to meet the Fund's needs for resources.

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

32 - SUBSIDIARY COMPANIES

The bank has equity investments in the following subsidiaries:

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima share capital, which amounts to Ps. 18,000 thousand. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima, a 99% equity interest in BHN Seguros de Crédito Hipotecario Sociedad Anónima and a 100% equity interest in Mortgage Systems International, LLC.

b. 99.99% of BHN Inmobiliaria Sociedad Anónima share capital, which amounts to Ps. 1,900 thousand. The corporate purpose of this company consists in real estate transactions.

c. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

d. 100% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

At December 31, 2004, the Bank's equity interest in the above-mentioned companies is reflected in accounts in the "Investments in other companies" caption.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

The relevant total amounts arising from the December 31, 2004 financial statements of the main controlled investees are as follows:

	BACS Banco de Crédito y Securitización S.A.(2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
		(In thousands of pesos)	
Assets	174,074	52,770	3,526
Liabilities	68,830	10,294	328
Shareholders' equity	105,244	42,476	3,198
Net loss	8,184	3,167	186

(1) Consolidated balances
(2) Financial statements at December 31, 2004
(3) Financial statements at September 30, 2004
(4) Financial statements at June 30, 2004.

33. RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

Argentine Central Bank Communication "A" 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication "A" 3574. However, those banks which proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 3).

Under the contracts signed as a result of the restructuring of the Bank's financial debt (Note 1), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

34. RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

35. INTERCOMPANY TRANSACTIONS

The balances at December 31, 2004 are as follows:

	Thousands of Pesos
Loans	
BACS Banco de Crédito y Securitización S.A.	4,704
Miscellaneous receivables – Sundry Debtors	
BHN Vida S.A.	1,584
BHN Seguros Generales S.A.	217
BHN Sociedad de Inversión S.A.	6
BHN Inmobiliaria S.A.	340
BACS Banco de Crédito y Securitización S.A.	657
Deposits – Current accounts and time deposits	
BHN Sociedad de Inversión S.A.	428
BHN Inmobiliaria S.A.	1,506
BHN Vida S.A.	7,985
BHN Seguros Generales S.A.	7,169
BHN Seguros de Crédito Hipotecario S.A.	108
BACS Banco de Crédito y Securitización S.A.	55
VR – Tasaciones y Certificaciones S.A.	3
Balance to be Paid-In	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Financial income	
BACS Banco de Crédito y Securitización S.A.	82
Financial Expenses	
BHN Sociedad de Inversión S.A.	14
BHN Vida S.A.	32
BHN Seguros Generales S.A.	22
BHN Seguros de Crédito Hipotecario S.A.	2
BACS Banco de Crédito y Securitización S.A.	4
Income from services	
BACS Banco de Crédito y Securitización S.A.	202
Expenses for Services	
BACS Banco de Crédito y Securitización S.A.	477

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

	Thousands of Pesos
(*) BALANCES TO BE PAID-IN, IN PESOS	
BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

36. INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

As a general rule, the income tax law admits the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable income those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule grants preeminence to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make a direct allocation of expenses to the taxable income.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses which could not be directly allocated to each of the income producing sources.

The Bank has filed its income tax returns for the 1999, 2000, 2001, 2002 and 2003 fiscal years adopting the above mentioned methodology. (See Notes 37 and 38).

37. MINIMUM NOTIONAL INCOME TAX

Minimum notional income tax was created by Law No. 25063 to be in effect for 10 years as from fiscal 1998 as a tax complementary of income tax. Minimum notional income tax consists in a minimum taxation, which assesses certain productive assets at the tax rate of 1%. The ultimate tax obligation will be the higher of minimum notional income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

In relation to the tax loss carry-forward determined by the Bank for last three fiscal years, the pertinent minimum notional income tax obligation was calculated.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

38. CONTINGENT ASSETS

As described in Note 10.17 and as a result of the use of the direct allocation method for deducting interest for income tax computation purposes, for the fiscal year ended December 31, 2003, the Bank is reporting a loss carry-forward of approximately Ps. 2,086,490 thousand. At December 31, 2004 this amount is disclosed in memorandum accounts.

As mentioned in Note 3.2., the Bank has recorded under memorandum accounts a positive contingency in the amount of Ps. 81,645 for purposes of the compensation for asymmetric indexation laid down by Law 25796.

39. ACQUISITION BY THE BANK OF ITS OWN SHARES

At August 22, 2000, the Board of Directors resolved to authorize the acquisition of shares representing the Bank's own capital stock, within the terms of article 220, clause 2 of Law 19550. This authorization is due to the Bank's need to protect the price of the share in view of the volatility affecting the market, the low liquidity of which could expose the share to undesirable price fluctuations. On May 31, 2001, the Ordinary General Assembly approved this measure.

On the basis of the authorization mentioned in the preceding paragraph, in December 2000, the Bank acquired its own shares. At December 2003, the Bank's holding of its own shares has been recorded in the "Government and corporate securities" caption.

On January 20, 2004, the Bank sold 994,015 of its own class D shares, after the expiration of the time frame for shareholders to exercise their preemptive and accretion rights, according to the following detail:

1. 579,860 class D shares were awarded to the shareholders who exercised the preemptive right, for which the Bank collected a total amount of Ps. 4,018 thousand;

2. 414,155 class D shares were awarded to the shareholders who exercised the accretion right, for which the Bank collected a total amount of Ps. 2,870 thousand.

40. OVER-THE-COUNTER BROKER

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at period end.

41. PRIOR YEAR ADJUSTMENT

On January 30, 2004, BCRA Communication "A" 4084 established a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded as a counterpart under the Prior year adjustments caption, as established by BCRA Communication "A" 4095.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment foreseen in Communication "A" 3911. In this case, those assets are to be recorded at the value admitted for purposes of the providing of collateral, under the terms of Section 15 of the above-mentioned Decree and BCRA Communications "A" 3717 and "A" 3756.

The norm also establishes that effective January 2004 past due and unpaid public sector instruments are to be recorded at the lower of carrying value at December 31, 2003 or the value resulting from applying to their face value, net of retirements or of their conversion into tax options, as the case may be, the lowest percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be offset against an adjustment account.

The Bank has opted to value the assets used as collateral at the value admitted for purposes of the providing of that collateral. As a result of the carrying value adjustment, an increase of $56,013 thousand was recorded as a counterpart in Prior year adjustments.

At December 31, 2003, in accordance with regulations known at that date, the Bank had capitalized the difference arising from the application of the CVS instead of CER to certain loans for $ 81,645 thousand. At the date of these financial statements, Ps. 51,645 thousand for those loans had been repaid charging them to prior years results, according to the criterion established by BCRA Communication "A" 4202, and the difference was covered with provisions previously set up (see Note 3.2.).

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

42. PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

43. TRUST ACTIVITIES

The Bank acts as trustee under trusts as collateral for certain construction projects, within the framework of its Securitization Operations – Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Bank exercises the powers granted to it under the Trust Agreement to protect the Creditor's interests covered by the collateral. In relation to some of those projects, the Bank has made payments and collections on behalf of the originator and for its account.

At December 31, 2004, the receivables included in this transaction, which remain under assets, amounted to Ps. 101 thousand.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

44. CONVERSION OF PROVINCIAL PUBLIC DEBT INTO SECURED BONDS

Decree 1579/02 issued by the Executive Branch established that the Trust Fund for Provincial Development should assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. Furthermore, through Banco de la Nación Argentina, in its capacity as trustee, this Fund was to issue Secured Bonds to offer them as payment for debts of Argentine provinces with banks and financial entities.

The Bank, in its capacity as creditor of various provincial states, presented the documentation corresponding to the offer to accept the conversion of those amounts due into Secured Bonds.

On March 19, 2003, the Bank was notified of Resolutions Nos. 742/02 and 765/02 of the Ministry of Economy accepting the Offer for Conversion of Provincial Public Debt into Secured Bonds corresponding to the debts with: i) Province of Formosa, for an original principal amount of US$ 11,627 thousand, the amount to be exchanged being Ps. 16,884 thousand; and ii) Province of Buenos Aires, for an original principal amount of US$ 74,969 thousand, the amount to be exchanged being 103,347 thousand. Those bonds were deposited in the name of the Bank on July 3, 2003.

On February 26 and March 4, 2004, the Bank was notified of Ministry of Economy and Production Resolution No. 633/03 accepting the Offer to convert Provincial Public Debt into Secured Bonds, corresponding to receivables from: i) Province of Neuquén (Senillosa and Cutral Co Municipalities) for an original principal amount of US$ 2,645 thousand, the amount to be exchanged being Ps. 4,551 thousand; and from ii) Province of Corrientes (Goya and Itati Municipalities) for an original principal amount of US$ 350 thousand, the amount to be exchanged being Ps. 123 thousand. The related bonds were deposited on behalf of the Bank on September 29, 2004.

On October 28, 2004 the bonds corresponding to the debt of the Municipality of Paraná were deposited in favor of the Bank, which was approved by Ministry of Economy and Production Resolution No. 633/03. The original principal amount was US$ 6,297 thousand and the amount to be exchanged, Ps. 4,173 thousand.

At the date of issue of these financial statements, approval by the Ministry of Economy of the remaining offers presented is pending.

45. OUT-OF-COURT REORGANIZATION PLAN

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk's Office No. 28. On October 29, 2004 that court rejected the plan submitted, because it considered that financial institutions may not resort to this type of

proceeding. The Bank has lodged an appeal against the lower court decision, which has been admitted and is currently being heard by the corresponding appellate court.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

46. SUBSEQUENT EVENTS

46.1. REPURCHASE OF DEBT

In January 2005, the transactions for the repurchase of debt for a face value of US$35,936 thousand under the forward sale contract executed with DePfa Investment Bank Ltd. (see Note 21.2.) were terminated. These transactions led to a profit of US$7,716 thousand.

46.2. FOREIGN BANK LOAN

On January 28, 2005, the Bank obtained a loan for US$ 30,000 thousand from Deutsche Bank New York, which will fall due on July 28, 2006 and accrue interest at 180-day LIBOR, plus 400 basis points.

46.3. FINANCIAL HEDGE CONTRACT

On January 25, 2005, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap). Under this transaction, the Bank receives 2% interest on a principal amount of Ps. 438,870 thousand index-adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a principal of US$ 150,000 thousand. The purpose of this transaction was to reduce variations in the Bank's results generated by the volatility of the CER index, in view of the Bank's net liability position of CER index-linked instruments. This transaction is secured by BODEN 2012.

On February 1, 2005, the Bank and Credit Suisse First Boston executed a currency swap contract (Cross Currency Swap) as a hedge for its liability exposure to peso-denominated obligations subject to index-adjustment by application of the CER. Under this transaction, the Bank receives 2% interest on a principal amount of Ps. 87,537 thousand index-adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$ 30,000 thousand. The purpose of this transaction was to reduce variations in the Bank's results generated by the volatility of the CER index, in view of the Bank's net liability position of CER index-linked instruments. This transaction is secured by BODEN 2012.

Guillermo C. Martinz
General Accounting Management
Banco Hipotecario S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
Banco Hipotecario S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
Banco Hipotecario S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Report of the syndics committee

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

To the Shareholders and Directors of
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA
Reconquista 151
Autonomous City of Buenos Aires

1. In our capacity as Syndics of BANCO HIPOTECARIO SOCIEDAD ANÓNIMA, we have examined the Board of Directors' Annual Report and the Balance Sheet as of December 31, 2004, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Sources and Application of Funds for the year then ended, as well as complementary Notes 1 to 46, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which supplement them and have been submitted by the Bank to our consideration. Furthermore, we have examined the consolidated financial statements of BANCO HIPOTECARIO SOCIEDAD ANÓNIMA and its subsidiaries for the year ended December 31, 2004, as well as consolidated Schedule B and Notes 1 to 5, which are presented as complementary information. Preparation and issuance of those documents are the responsibility of the Bank.

2. Our work was performed in accordance with standards applicable to syndics. These standards require syndics to examine the accounting documents detailed in section 1 in accordance with applicable auditing standards and verify the fairness of the significant information contained in the documents examined and its consistency with other information concerning corporate decisions that are known to us, as disclosed in Shareholders' and Board meeting minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

For purposes of our work involving the accounting documents detailed in section 1, we have reviewed the work performed by the External Auditor Price Waterhouse & Co. SRL, which issued its report on February 9, 2005 and with which we concur, in accordance with auditing standards applicable for the examination of annual financial statements, in conformity with professional accounting standards and the "Minimum Standards on External Audits" issued by the Argentine Central Bank. That examination included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the examination performed by that Accounting Firm. An audit requires that the auditor plan and perform his work to obtain reasonable assurance that the financial statements are free of material misstatements or significant errors. An audit includes examining, on a selective test basis, the judgmental elements supporting the information disclosed in the financial statements, as well as evaluating the accounting standards used, the significant estimates made by the Board of Directors of the Bank and the overall financial statement presentation.

It is not the responsibility of the Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Bank, as such matters are the exclusive responsibility of the Board of Directors.

3. As described in Note 2, in view of the Argentine economic crisis, the year under analysis and prior years have been affected by a number of measures adopted by the National Government. The future development of the economic crisis may require that the Government modify some of the measures adopted or issue additional regulations. Accordingly, the Bank's financial statements should be read in the light of those circumstances.

4. As mentioned in Notes 2, 3, 5 and 6 to the financial statements, until the Government has successfully concluded the sovereign debt restructuring process, uncertainty will persist in relation to compliance by the Public Sector with its obligations with the Bank derived from government securities and loans and, consequently, in relation to the recoverable value of those assets.

5. As mentioned in Note 10 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its

capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 11, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires, the effects of which have not been disclosed in these financial statements.

6. Our professional report dated February 18, 2004 on the Bank's financial statements and consolidated financial statements for the year ended December 31, 2003 included an abstention of opinion, in view of the uncertainty indicated in section 4. and the situation described in section 3. above, which has been resolved in favor of the Bank at the date of this report, as mentioned in Note 2 to the financial statements, and of other uncertain situations that have been remedied at the date of this report, as mentioned in Notes 3.1, 3.2, 4 and 5, relating to (a) the rediscount and liquidity assistance loan maturity extension granted by the BCRA, (b) the compensation amount from the BCRA established by Sections 28 and 29 of Decree 905/02 determined by the Bank, (c) the compensation for the asymmetric indexation established by Law 25796, and d) compliance with the plan mentioned in Note 4. That report also included an exception for certain deviations from professional accounting standards mentioned in section 5. above.

7. In our opinion, subject to the effect on the financial statements that could derive from the adjustments and reclassifications, if any, which might be required following resolution of the situation described in paragraph 4 above, the financial statements of Banco Hipotecario S.A. present fairly, in all material respects, its financial condition as of December 31, 2004, the results of its operations and source and application of funds for the years then ended, and changes in shareholders' equity for the year ended December 31, 2004, in accordance with BCRA rules and, except for the departure from professional accounting standards mentioned in point 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires.

Furthermore, the consolidated financial statements of Banco Hipotecario S.A. and its subsidiaries present fairly, in all material respects, their consolidated financial condition as of December 31, 2004, and consolidated results of operations and consolidated source and application of funds for the years then ended, in accordance with BCRA rules and, except for the departure from professional accounting standards mentioned in point 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires.

8. As called for by the National Securities Commission regarding the independence of the external auditor and the nature of the auditing policies applied by the latter and the accounting policies followed by the Bank, the report issued by that external auditor includes a statement of compliance with applicable auditing standards, that provide for the independence of the external auditor, and considering the observation mentioned in section 5. with regard to the accounting policies used by the Bank, no further observations have been made regarding the application of those standards and the professional accounting standards.

9. In compliance with the provisions of section 294, subsect. 5 of Law 19550, we report that the Annual Report of the Board of Directors for the year ended December 31, 2004 contains the general information required by Section 66 of the Corporations Law and that, insofar as concerns our field of competence, the numerical data contained therein are in agreement with the accounting records of the Bank and any other pertinent documentation. Therefore, we have no observations to make concerning matters that are within our field of competence, responsibility for the assertions on future events falling exclusively on the Board of Directors.

Furthermore, any of the members of the Syndics Committee is authorized to sign this report on its behalf.

Autonomous City of Buenos Aires, February 9, 2005

RICARDO FLAMMINI
For the Syndics Committee

Auditors' Report

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

To the Directors and Shareholders of
Banco Hipotecario S.A.
Reconquista 151
Autonomous City of Buenos Aires

1. We have audited the balance sheets of Banco Hipotecario Sociedad Anónima (the "Bank") as of December 31, 2004 and 2003 and the related statements of income and source and application of funds for the fiscal years then ended, the statement of changes in shareholders' equity for the year ended December 31, 2004, as well as Notes 1 to 46 and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which supplement them. We have also audited the consolidated financial statements of Banco Hipotecario Sociedad Anónima and its subsidiaries for the year ended December 31, 2004, as well as consolidated Schedule B and Notes 1 to 5 to consolidated financial statements, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our examinations were conducted in accordance with auditing standards in force in Argentina, and as required by the "Minimum Standards on External Audits" issued by the Argentine Central Bank (BCRA). These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements and to form an opinion on the fairness of the significant information contained in the financial statements. An audit includes examining, on a selective test basis, evidence supporting the amounts and information disclosed in the financial statements. An audit also includes evaluating the accounting standards used in preparing them and the significant estimates made by the Bank, as well as evaluating the overall financial statement presentation. We consider that our audits provide a reasonable basis for our opinion.

3. As described in Note 2, in view of the Argentine economic crisis, the year under analysis and prior years have been affected by a number of measures adopted by the National Government. The future development of the economic crisis may require that the Government modify some of the measures adopted or issue additional regulations. Accordingly, the Bank's financial statements should be read in the light of those circumstances.

4. As mentioned in Notes 2, 3, 5 and 6 to the financial statements, until the Government has successfully concluded the sovereign debt restructuring process, uncertainty will persist in relation to compliance by the Public Sector with its obligations with the Bank derived from government securities and loans and, consequently, in relation to the recoverable value of those assets.

5. As mentioned in Note 10 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 11, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires, the effects of which have not been disclosed in these financial statements.

6. On February 18, 2004, we issued an audit report on the Bank's financial statements and consolidated financial statements for the fiscal year ended December 31, 2003 with an abstention of opinion because of the uncertain circumstances indicated in section 4., the situation described in section 3. above, which has improved at the date of this report as mentioned in Note 2 to the financial statements and other uncertain situations that have been resolved at the date of this report, as mentioned in Notes 3.1, 3.2, 4 and 5, regarding (a) the rediscount and liquidity assistance loan maturity extension granted by the BCRA, (b) the compensation amount from the BCRA established by Sections 28 and 29 of Decree 905/02 determined by the Bank, (c) the

compensation for the asymmetric indexation established by Law 25796, and d) compliance with the plan mentioned in Note 4. That report also included an exception due to certain deviations from professional accounting standards mentioned in section 5. above.

7. In our opinion, subject to the effect on the financial statements that could derive from the adjustments and reclassifications, if any, which might be required following resolution of the situation described in paragraph 4. above:

a) the financial statements of Banco Hipotecario S.A. present fairly, in all material respects, its financial condition as of December 31, 2004 and 2003, the results of its operations and source and application of funds for the years then ended, and changes in shareholders' equity for the year ended December 31, 2004, in accordance with BCRA rules and, except for the departure from professional accounting standards mentioned in point 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires.

b) the consolidated financial statements of Banco Hipotecario S.A. and its subsidiaries present fairly, in all material respects, their consolidated financial condition as of December 31, 2004 and 2003, and consolidated results of operations and consolidated source and application of funds for the years then ended, in accordance with BCRA rules and, except for the departure from professional accounting standards mentioned in point 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires.

8. As called for by the regulations in force, we report that:

a) The Bank's financial statements and consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of Law 19550 and regulations issued by the BCRA and the CNV.

b) The Bank's financial statements stem from accounting record systems kept in all formal respects as called for by prevailing legal rules and BCRA rules, which maintain the same security and integrity conditions as those authorized by the CNV.

c) As of December 31, 2004, the liabilities accrued in respect of employee withholdings and employer contributions towards the National Social Security System, according to the accounting records and supporting schedules, amounted to $ 1,322,465.91, which were not yet due at that date.

Buenos Aires, February 9, 2005

PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

notas

notas

notas

notas

notas

notas

CORPORATE INFORMATION

HEADQUARTERS
Banco Hipotecario Sociedad Anónima
Reconquista 151, Buenos Aires (C1003ABC), Argentina

SHAREHOLDERS MEETING
28 de abril del 2005

REGISTER AND TRANFER AGENT
Caja de Valores S.A.
25 de Mayo 362 Buenos Aires (C1002ABH), Argentina.

INDEPENDENT AUDITORS
Price Waterhouse & Co.

DEPOSITARY AGENT AND ADSs
Bank of New York
101 Barclay Street
New York 10288 USA

INTERNET
http://www.e-potecario.com

REUTERS
Equity Ticker: BHI.BA

BLOOMBERG
Equity Ticker: BHIP AR ‹Equity›
Corporate Debt Ticker: BHIP ‹Corp›
MBS Ticker: BHN ‹Mtge›

INVESTOR RELATIONS
Tel: (54-11) 4347-5485 / 5759
Fax: (54-11) 4347-5874



BANCOS
CHEQUE Nº
BANCO
HIPOTECARIO

Banco Hipotecario S.A.
Reconquista 151 - C1003ABC
Buenos Aires - Argentina